SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter Annex - 4Q18

Summary

I. Financial Information from Subsidiaries

II. Financial Analyses from Subsidiaries

III. Operational Information from Subsidiaries and SPEs

Conference Call in Portuguese
March 28, 2019
2:00 PM (GMT)
1:00 PM (New York time)
5:00 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
March 28, 2019
2:00 PM (GMT)
1:00 PM (New York time)
5:00 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Andreia Martins F. Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Interns
Flávia Alessandra Barbosa Bezerra
Juliana C. M. Cardelli de Oliveira

The Marketletter – Annex I, II and III can be found in .xls extension at our website: **www.eletrobras.com.br/ri**

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding **suggestions, complaints, compliments and requests** from protesters regarding the **securities market** on our Investor Relations website

Disclaimer:
This material contains calculations that may not produce a precise sum or result due to rounding.

1

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

ASSETS 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	73,161	276,986	44,333	5,156	12,931	3,805	77,851	41,729
Accounts Receivable, net	1,153,067	838,904	258,973	796,099	0	375,553	79,915	842,921
Financing and Loans - principal	338	0	0	299,884	0	0	0	0
Financing and Loans - charges	0	2	0	0	0	0	0	0
Marketable Securities	479,284	153,382	591,506	928,813	91,788	85,145	0	43,944
Dividends Receivable	126,294	19,704	11,277	0	1,550	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	48,977	13,325	5,899	543,951	967	18,954	6,885	88,712
Income Tax and Social Contribution	975,885	602,027	17,249	0	58	7,529	0	0
Derivative Financial Instruments	0	0	0	180,565	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	11,720	0
Guarantees and Linked Deposits	0	30,683	100,747	0	0	0	0	267,451
Inventory	39,850	72,809	32,144	117,994	0	78,688	22,215	16,318
Nuclear Fuel Inventory	0	0	0	0	0	510,638	0	0
Financial Assets	3,773,782	2,210,630	542,790	1,547,506	0	0	0	41,543
Hydrological risk	65,529	0	2,007	12,640	0	0	0	1,125
Others	393,968	688,148	77,599	269,169	3	87,895	6,608	79,217
TOTAL CURRENT ASSETS	7,130,135	4,906,600	1,684,524	4,701,777	107,299	1,168,207	205,194	1,422,960

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,413	0	0	0	0	0	0
Financing and Loans - principal	84	0	0	2,635,179	0	0	0	0
Marketable Securities	0	193	39	92	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	202,176	1,237	33,373	0	0	0	0
Income Tax and Social Contribution	0	0	32,702	1,868,051	0	0	0	0
Derivative Financial Instruments	0	0	0	188,262	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	811,388	627,007	249,056	565,098	0	98,484	22,020	108,551
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	828,410	0	0
Financial Assets	18,926,541	12,993,589	3,514,969	8,702,260	0	0	0	140,991
Advance for equity participation	1,541	275,529	181,610	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	10,459	0	18,565	0	0	0	0	0
Others	218,392	30,602	161,550	519,110	0	899,136	202,203	1
TOTAL LONG-TERM ASSETS	19,997,424	14,625,331	4,159,728	14,511,425	0	1,826,030	256,936	249,543

INVESTMENTS	6,015,644	4,967,077	2,124,341	4,669,594	122,115	0	0	0

FIXED ASSETS, NET	5,342,294	1,840,042	2,526,932	6,041,837	18	12,406,497	1,112,131	3,037,774

INTANGIBLE ASSETS	290,988	95,931	175,210	190,728	7	73,545	2,046	5,868

TOTAL NON-CURRENT ASSETS	31,646,350	21,528,381	8,986,211	25,413,584	122,139	14,306,072	1,371,113	3,293,185

TOTAL ASSETS	38,776,485	26,434,981	10,670,735	30,115,361	229,438	15,474,279	1,576,307	4,716,145

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

ASSETS 12/31/2018	ED Alagoas	Amazonas D

CURRENT
Cash and Cash Equivalents	44,999	39,872
Accounts Receivable, net	443,942	694,305
Financing and Loans - principal	0	0
Financing and Loans - charges	0	0
Marketable Securities	995	194,502
Dividends Receivable	0	0
Deferred Fiscal Assets (Tax and Contributions)	28,975	2,431
Income Tax and Social Contribution	0	0
Derivative Financial Instruments	0	0
Reimbursement Rights	10,479	447,140
Guarantees and Linked Deposits	0	0
Inventory	7,642	67,920
Indemnifications receivables - Law 12,783/2013	0	0
Regulatory Asset (Portion A - CVA)	267,227	511,714
Financial Assets	0	0
Hydrological risk	0	0
Others	64,283	3,047,215
TOTAL CURRENT ASSETS	868,542	5,005,099

NON-CURRENT

LONG-TERM ASSETS
Accounts Receivable, net	269,560	114,250
Financing and Loans - principal	0	0
Marketable Securities	0	0
Deferred Fiscal Assets (Taxes and Contributions)	3,407	1,315,992
Income Tax and Social Contribution	0	0
Derivative Financial Instruments	0	0
Reimbursement Rights	0	2,534,917
Guarantees and Linked Deposits	93,248	382,516
Indemnifications receivables - Law 12,783/2013	0	0
Financial Assets	1,009,163	2,086,227
Advance for Equity Participations	0	0
Regulatory Asset (Portion A - CVA)	709,417	2,461,054
Hydrological risk	0	0
Others	11,386	5
TOTAL LONG-TERM ASSETS	2,096,181	8,894,961

INVESTMENTS	168	17,968

FIXED ASSETS, NET	31,254	139,826

INTANGIBLE ASSETS	11,210	84,658

TOTAL NON-CURRENT ASSETS	2,138,813	9,137,413

TOTAL ASSETS	3,007,355	14,142,512

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

ASSETS 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	23,473	181,262	20,324	19,908	1,868	1,064	59,984	10,560
Accounts Receivable, net	963,104	534,242	254,422	856,794	0	359,210	98,388	481,200
Financing and Loans	338	32	0	0	0	0	0	0
Marketable Securities	243,344	47,456	374,255	793,378	95,841	277,951	0	25,314
Dividends Receivable	106,538	14,084	7,205	0	595	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	31,549	17,244	7,167	341,837	68	18,842	1,890	5,649
Income Tax and Social Contribution	355,081	71,084	1,452	0	0	5,985	0	0
Derivative Financial Instruments	0	0	0	209,327	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	13,279	0
Guarantees and Linked Deposits	0	26,934	102,038	0	0	0	0	48,334
Inventory	27,841	67,347	34,043	123,190	0	83,331	20,814	9,669
Nuclear Fuel Inventory	0	0	0	0	0	465,152	0	0
Financial Assets	3,327,582	2,210,158	677,698	1,370,805	0	0	0	138,292
Hydrological risk	82,393	0	2,007	12,640	0	0	0	7,490
Others	364,024	443,015	190,520	591,422	8,293	64,146	4,019	7,059
TOTAL CURRENT ASSETS	5,525,267	3,612,858	1,671,131	4,319,301	106,665	1,275,681	198,374	733,567

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends Receivable	0	0	0	0	0	0	0	0
Accounts Receivable, net	0	13,397	0	279,382	0	0	0	0
Financing and Loans - principal	422	0	0	0	0	0	0	0
Marketable Securities	0	958	42	87	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	196,496	2,087	33,904	0	0	24,495	0
Income Tax and Social Contribution	0	0	0	878,434	0	0	0	0
Derivative Financial Instruments	0	0	0	216,904	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	887,247	660,351	161,423	415,978	0	88,633	15,444	103,061
Financial Asset	18,981,581	11,627,797	2,782,420	8,732,521	0	831,008	0	145,630
Financial Asset – Indemnitiable Concessions (Generation)	1,252,773	745,498	0	0	0	0	0	0
Advance for equity participation	76,755	478,000	404,667	416	0	0	0	0
Hydrological risk	154,598	0	20,572	149,962	0	0	0	0
Others	540,910	90,422	138,981	2,489,418	0	633,095	197,368	9,071
TOTAL LONG-TERM ASSETS	21,894,286	13,812,919	3,510,192	13,197,006	0	1,552,736	270,020	257,762

INVESTMENTS	6,102,218	5,644,173	2,429,357	5,099,181	136,655	0	0	0

FIXED ASSETS, NET	5,173,253	1,449,885	2,522,385	6,515,915	14	5,919,528	704,025	1,943,631

INTANGIBLE ASSETS	141,080	57,888	141,076	80,316	18	67,445	1,967	5,868

TOTAL NON-CURRENT ASSETS	33,310,837	20,964,865	8,603,010	24,892,418	136,687	7,539,709	976,012	2,207,261

TOTAL ASSETS	38,836,104	24,577,723	10,274,141	29,211,719	243,352	8,815,390	1,174,386	2,940,828

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

ASSETS 12/31/2017	ED Alagoas	Amazonas D

CURRENT
Cash and Cash Equivalents	71,014	77,563
Accounts Receivable, net	458,776	687,576
Financing and Loans	0	0
Marketable Securities	719	6,143
Dividends Receivable	0	0
Deferred Fiscal Assets (Tax and Contributions)	15,807	1,075
Income Tax and Social Contribution	0	0
Derivative Financial Instruments	0	0
Reimbursement Rights	15,258	1,198,291
Guarantees and Linked Deposits	0	0
Inventory	8,771	104,025
Indemnifications receivables - Law 12,783/2013	0	0
Regulatory Asset (Portion A - CVA)	364,609	204,407
Financial Assets	0	0
Others	40,693	240,235
TOTAL CURRENT	975,647	2,519,315

NON-CURRENT

LONG-TERM ASSETS
Dividends Receivable	0	0
Accounts Receivable, net	301,155	117,248
Financing and Loans - principal	0	0
Marketable Securities	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,269	1,373,891
Income Tax and Social Contribution	0	0
Derivative Financial Instruments	0	0
Reimbursement Rights	0	2,395,465
Guarantees and Linked Deposits	82,947	384,108
Indemnifications receivables - Law 12,783/2013	0	0
Financial Asset	0	623,923
Financial Asset – Indemnitiable Concessions (D)	930,146	1,601,969
Advance for equity participation	0	0
Regulatory Asset (Portion A - CVA)	0	548,536
Others	8,738	0
TOTAL LONG-TERM ASSETS	1,327,255	7,045,140

INVESTMENTS	168	17,968

FIXED ASSETS, NET	30,354	1,185,412

INTANGIBLE ASSETS	24,386	136,016

TOTAL NON-CURRENT ASSETS	1,382,163	8,384,536

TOTAL ASSETS	2,357,810	10,903,851

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

LIABILITIES 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	440,360	249,474	37,432	517,463	0	1,007,018	156,283	525,517
Financing and Loans - principal	1,978,850	544,444	358,800	375,442	0	566,933	1,027,975	1,007,591
Financing and Loans - charges	92,163	11,277	5,374	29,609	0	25,791	450,107	193,334
Debentures	0	10,607	4,135	21,331	0	0	0	0
Tax and Social Contributions	237,360	116,286	27,573	80,735	600	51,742	151,366	444,866
Current Income Tax and Social Contribution	1,150,828	587,938	101,523	107,092	461	22,235	0	65,261
Derivatives financial instruments	0	0	0	34	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,727	0	0	0	0
Shareholders' Compensation	248,277	158,680	29,027	1,852,668	3,129	0	104,578	0
Estimated Obligations	258,426	229,371	79,405	275,448	362	91,573	14,468	22,528
Provisions for Litigations	0	0	0	0	0	0	80,536	0
Post-Employment Benefits (Pension Plan Payments)	10,534	116,042	4,259	0	0	3,353	636	0
Leasing	0	0	0	0	0	0	0	152,122
Provisions for Onerous Contracts	0	0	0	9,436	0	0	0	0
Concessions payable - Use of public property	1,777	0	2,654	0	0	0	0	0
Regulatory fees	57,863	135,546	40,574	336,185	0	37,397	19,203	26,249
Others	48,664	173,326	98,801	1,215,241	10,981	46,530	49,304	53,133
TOTAL CURRENT LIABILITIES	4,525,102	2,332,991	789,557	4,884,411	15,532	1,852,572	2,054,456	2,490,601

NON-CURRENT
Suppliers	0	0	0	0	0	164,095	16,555	0
Financing and Loans - principal	6,634,459	942,480	2,463,967	3,081,606	0	7,974,066	1,841,559	1,101,219
Debentures	0	141,526	110,206	180,423	0	0	0	0
Tax and Social Contributions	221,355	20,368	0	0	0	6,859	0	0
Deferred Income Tax and Social Contribution	4,260,920	3,165,745	483,424	1,314,642	5,417	0	0	0
Derivatives financial instruments	0	0	0	25,459	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	448,881	0	0	0	0
Estimated Obligations	82,863	35,305	15,768	24,176	0	28,655	2,276	0
Provisions for Litigations	1,179,786	2,715,332	194,400	1,198,638	0	244,077	0	59,332
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	126,989	974,667	350,432	40,522	0	281,128	127,911	8,839
Leasing	0	0	0	0	0	0	0	823,993
Provision for Onerous Contracts	408,352	215,288	0	92,302	0	0	0	0
Concessions payable - Use of public property	34,023	0	30,121	0	0	0	0	0
Regulatory fees	304,247	408,147	0	0	0	0	9,142	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,620,128	0	0
Advances for future capital Increase	61,782	0	0	0	0	0	1,070,623	0
Others	89,078	88,688	217,938	1,409,440	21,057	0	0	569,900
TOTAL NON-CURRENT LIABILITIES	13,403,854	8,707,546	3,866,256	7,816,089	26,474	11,319,008	3,068,066	2,563,283

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	445,628
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	11,197,690	2,354,453	1,812,461	6,011,672	37,476	0	0	0
Additional Dividend Purposed	0	0	87,038	0	21,731	0	0	0
Accumulated profit/loss	0	0	0	0	0	(3,737,515)	(4,230,390)	(778,173)
Accumulated Other Comprehensive profit/loss	(1,935,223)	(1,649,160)	(231,736)	(173,074)	10,171	(567,044)	(161,335)	(5,194)
Minority shareholdings	863	18,999	(12,067)	0	0	0	0	0

TOTAL EQUITY	20,847,529	15,394,444	6,014,922	17,414,861	187,432	2,302,699	(3,546,215)	(337,739)

TOTAL LIABILITIES AND EQUITY	38,776,485	26,434,981	10,670,735	30,115,361	229,438	15,474,279	1,576,307	4,716,145

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

LIABILITIES 12/31/2018	ED Alagoas	Amazonas D

CURRENT
Suppliers	369,364	1,974,473
Financing and Loans - principal	189,115	3,609,249
Financing and Loans - charges	36,404	0
Debentures	0	0
Taxes and Social Contributions	90,976	86,672
Current Income Tax and Social Contribution	9,218	1,380
Derivatives financial instruments	0	0
Reimbursement Obligations	53,010	0
Advance from clients	0	0
Shareholders' Compensation	0	0
Estimated Obligations	16,948	46,494
Provisions for Litigations	168,000	0
Post-Employment Benefits (Pension Plan Payments)	0	0
Leasing	0	0
Provisions for Onerous Contracts	0	0
Regulatory fees	77,534	99,060
Regulatory Liability (Portion A – CVA)	271,973	297,912
Others	20,847	2,243,835
TOTAL CURRENT LIABILITIES	1,303,389	8,359,075

NON-CURRENT
Suppliers	0	0
Financing and Loans - principal	2,248,995	13,388,340
Debentures	0	0
Taxes and Contributions	150,370	1,087
Deferred Income Tax and Social Contribution	102,072	0
Derivatives financial instruments	0	0
Reimbursement Obligations	0	1,021,088
Advance from clients	0	0
Estimated Obligations	0	0
Provisions for Litigations	117,839	1,433,400
Provision for uncovered liabilities on invested companies	0	0
Post-Employment Benefits (Pension Plan Payments)	33,733	1,602
Leasing	0	0
Provision for Onerous Contracts	0	0
Concessions payable - Use of public property	0	0
Regulatory fees	45,552	0
Advances for future capital Increase	0	0
Regulatory Liability (Installment A – CVA)	0	0
Others	36,225	71,102
TOTAL NON-CURRENT LIABILITIES	2,734,786	15,916,619

EQUITY
Capital Stock	734,754	4,610,171
Capital Reserves	0	0
Profit Reserves	0	0
Additional Dividend Purposes	0	0
Accumulated profit/loss	(1,724,600)	(14,738,836)
Other Comprehensive Income	(40,974)	(4,517)
Minority shareholdings	0	0

TOTAL EQUITY	(1,030,820)	(10,133,182)

TOTAL LIABILITIES AND EQUITY	3,007,355	14,142,512

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

LIABILITIES 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	343,057	423,355	100,165	553,696	0	716,906	84,581	382,775
Financing and Loans - principal	2,568,674	1,075,526	474,377	857,779	0	526,201	735,024	800,046
Financing and Loans - charges	137,052	15,349	13,412	51,898	0	38,891	232,749	36,950
Debentures	0	153,094	0	22,658	0	0	0	0
Tax and Social Contributions	200,643	128,751	64,812	123,541	101	76,318	64,966	256,884
Current Income Tax and Social Contribution	358,454	87,539	5,791	0	0	0	0	14,656
Derivatives financial instruments	0	0	0	291	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	78,891	0	0	0	0
Shareholders' Compensation	300,000	30,600	81,506	1,106,363	9,315	0	93,894	0
Estimated Obligations	261,690	213,923	94,575	303,011	407	97,256	21,588	26,375
Provisions for Litigations	0	0	0	0	300	0	462,703	0
Post-Employment Benefits (Pension Plan Payments)	9,677	151,616	655	0	0	3,069	0	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions payable - Use of public property	1,722	0	2,500	0	0	0	0	0
Regulatory fees	53,872	144,579	39,223	308,118	0	29,395	28,916	15,101
Others	197,393	186,887	156,688	705,414	9,322	292,411	42,135	53,023
TOTAL CURRENT LIABILITIES	4,432,234	2,611,219	1,033,704	4,123,708	19,445	1,780,447	1,766,556	1,585,810

NON-CURRENT
Shareholders' Compensation	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	16,555	0
Financing and Loans - principal	7,511,677	1,000,346	2,333,251	3,888,330	0	7,991,446	2,054,865	1,174,740
Debentures	0	0	0	180,099	0	0	0	0
Tax and Social Contributions	227,286	21,137	0	0	0	12,516	0	0
Deferred Income Tax and Social Contribution	4,851,662	3,150,998	467,010	0	4,408	0	0	32,895
Derivatives financial instruments	0	0	0	39,594	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	519,391	0	0	0	0
Estimated Obligations	112,095	20,691	13,885	25,409	0	81,732	4,231	0
Provisions for Litigations	870,672	2,298,304	171,434	925,007	0	200,499	0	49,298
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	(446,539)
Post-Employment Benefits (Pension Plan Payments)	165,562	973,514	85,754	31,186	0	37,046	74,005	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	204,675	184,587	0	289,074	0	1,388,843	0	0
Concessions payable - Use of public property	34,495	0	28,587	0	0	0	0	0
Regulatory fees	307,428	361,790	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,470,400	0	0
Advances for future capital Increase	55,194	0	0	0	0	0	781,654	0
Others	24,725	98,765	191,679	2,836,950	18,462	0	0	544,186
TOTAL NON-CURRENT LIABILITIES	14,365,471	8,110,132	3,291,600	8,735,040	22,870	12,182,482	2,931,310	1,355,018

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,601,352	4,822,675	26,316	0	0	0
Additional Dividend Purposes	0	0	54,360	0	31,239	0	0	0
Accumulated Profit/Losses	0	0	0	0	0	(11,495,803)	(4,258,776)	0
Other Comprehensive Income	(1,820,420)	(1,576,803)	(51,203)	(45,967)	25,428	(258,994)	(110,214)	0
Minority shareholdings	847	16,863	(14,898)	0	0	0	0	0

TOTAL EQUITY	20,038,399	13,856,372	5,948,837	16,352,971	201,037	(5,147,539)	(3,523,480)	0

TOTAL LIABILITIES AND EQUITY	38,836,104	24,577,723	10,274,141	29,211,719	243,352	8,815,390	1,174,386	2,940,828

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

LIABILITIES 12/31/2017	ED Alagoas	Amazonas

CURRENT
Suppliers	176,042	7,481,245
Financing and Loans - principal	482,290	277,776
Financing and Loans - charges	0	10,166
Debentures	0	0
Taxes and Social Contributions	88,196	57,582
Current Income Tax and Social Contribution	214	7,775
Derivatives financial instruments	0	0
Reimbursement Obligations	45,882	0
Advance from clients	0	0
Shareholders' Compensation	0	0
Estimated Obligations	23,497	53,580
Provisions for Litigations	204,000	0
Post-Employment Benefits (Pension Plan Payments)	0	0
Leasing	0	145,324
Provisions for Onerous Contracts	0	0
Regulatory fees	31,430	77,546
Regulatory Liability (Portion A – CVA)	198,997	86,542
Others	20,538	175,949
TOTAL CURRENT LIABILITIES	1,271,086	8,373,485

NON-CURRENT
Suppliers	0	7,764,759
Financig and Loans - principal	1,479,046	2,793,256
Debentures	0	0
Taxes and Contributions	65,588	0
Deferred Income Tax and Social Contribution	0	0
Derivatives financial instruments	0	0
Reimbursement Obligations	0	1,062,634
Advance from clients	0	0
Estimated Obligations	0	571
Provisions for Litigations	297,475	1,273,220
Provision for uncovered liabilities on invested companies	0	446,539
Post-Employment Benefits (Pension Plan Payments)	54,468	1,076
Leasing	0	932,496
Provision for Onerous Contracts	0	0
Concessions payable - Use of public property	0	0
Regulatory fees	29,205	0
Advances for future capital Increase	180,142	130,969
Regulatory Liability (Installment A – CVA)	0	0
Others	34,844	61,383
TOTAL NON-CURRENT LIABILITIES	2,140,768	14,466,903

EQUITY
Capital Stock	734,754	4,610,171
Capital Reserves	0	0
Profit Reserves	0	0
Additional Dividend Purposes	0	0
Accumulated Profit/Losses	(1,715,446)	(16,540,071)
Other Comprehensive Income	(73,352)	(6,637)
Minority shareholdings	0	0

TOTAL EQUITY	(1,054,044)	(11,936,537)

TOTAL LIABILITIES AND EQUITY	2,357,810	10,903,851

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	7,871,787	4,792,259	2,056,445	6,014,928	10	2,978,758	451,212	776,957

Electric Energy Supply (sell) - Generation	3,557,731	121,628	931,861	3,659,455	0	3,395,986	529,731	718,467
Electric Energy Supply - Generation	660,184	722,884	19,623	917,166	0	0	0	0
Short Term Electric Energy - Generation	189,917	223,025	34,490	524,501	0	0	0	298,957
Revenue from Operation and Maintenance - Generation	1,005,929	1,653,526	0	24,330	0	0	0	0
Revenue from Construction of Plants - Generation	27,548	6,747	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,407,945	1,417,859	696,812	512,834	0	0	0	0
Revenue from Operation and Maintenance - Transmission	175,424	108,991	208,601	222,986	0	0	0	39,441
Revenue from Construction of Plants - Transmission	312,005	216,156	45,519	63,614	0	0	0	32,920
Financial – Return on Investment - Transmission	1,834,862	1,260,272	338,099	859,220	0	0	0	11,746
Other Revenues	255,764	32,814	64,288	470,631	10	92	2,894	0

Deductions to Operating Revenues	(1,555,522)	(996,309)	(282,848)	(1,239,809)	0	(417,320)	(81,413)	(324,574)

Operating Expenses	(5,058,787)	(4,012,063)	(1,207,454)	(2,529,547)	(8,821)	5,004,358	35,224	(82,857)

Personnel, Supplies and Services	(1,876,167)	(1,295,659)	(551,216)	(1,506,370)	(5,355)	(990,114)	(191,172)	(238,969)
Extraordinary Retirement Plan (PAE)	(49,968)	(193,866)	(36,510)	(71,037)	0	3,179	(9,817)	0
Energy Purchased for Resale	(693,432)	(267,126)	(416,915)	(386,995)	0	0	(215,863)	336,884
Charges upon use of eletricity network	(596,942)	(612,767)	(22,107)	(586,146)	0	(260,562)	(48,029)	(43,250)
Construction	(306,542)	(835,002)	(39,508)	(86,878)	0	0	0	(39,551)
Electric Energy production cost	(685,526)	0	0	0	0	(408,383)	(9,663)	(81,376)
Donations and Contributions	(14,432)	(6,704)	0	(2,485)	0	0	0	0
Depreciation and Amortization	(260,592)	(94,448)	(150,424)	(424,735)	(24)	(505,624)	(58,119)	(103,514)
Operating Provisions	(210,602)	(473,135)	(13,796)	913,599	(2,295)	7,261,170	627,741	11,263
Others	(364,584)	(233,356)	23,022	(378,500)	(1,147)	(95,308)	(59,854)	75,656

OPERATING RESULT BEFORE FINANCIAL RESULT	2,813,000	780,196	848,991	3,485,381	(8,811)	7,983,116	486,436	694,100

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	46,099	28,703	42,619	96,011	6,908	4,358	3,886	8,218
Income from Interest, Commission and Fees	4,887	0	0	0	0	0	0	0
Additional Interest on Energy	24,992	112,157	0	104,432	0	0	0	0
Monetary Adjustment Gain	81,395	53,318	7,735	252,603	0	8,369	0	6,067
Exchange Variation Gain	7,743	0	40,795	1,467	0	10,168	0	0
Gains on Derivatives	0	0	0	20,366	0	0	0	0
Other Financial Income	122,565	37,355	6,984	76,387	74	179,093	160	64,970
Debt Charges - financing and loans	(710,869)	(207,413)	(196,851)	(298,652)	0	(59,526)	(451,063)	(203,173)
Debt Charges - suppliers	0	0	(905)	0	0	0	0	0
Debt Charges - leasing	0	0	0	0	0	0	0	(308,770)
Charges on shareholders' funds	(18,344)	0	(7,534)	0	0	0	(10,683)	0
Monetary Adjustment Loss	(122,273)	(11,825)	(33,987)	(408,110)	0	(16,364)	0	(34,684)
Exchange Variation Loss	(68,382)	0	(67,924)	(89,817)	0	(84,078)	0	(3,639)
Loss on derivatives	0	0	0	(63,378)	0	0	0	0
Other Financial Expenses	(131,978)	(60,296)	(28,840)	(123,700)	(1,236)	(161,444)	(350)	(43,747)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(764,165)	(48,001)	(237,908)	(432,391)	5,746	(119,424)	(458,050)	(514,758)

RESULTS OF EQUITY METHOD INVESTMENTS	(380,383)	42,669	(267,554)	445,852	17,855	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,668,452	774,864	343,529	3,498,842	14,790	7,863,692	28,386	179,342

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(597,368)	(508,922)	(218,539)	(250,394)	(1,613)	(105,404)	0	(11,996)

RESULT BEFORE EQUITY PARTICIPATIONS	1,071,084	265,942	124,990	3,248,448	13,177	7,758,288	28,386	167,346

Minority Participation	(25,707)	0	(2,831)	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,045,377	265,942	122,159	3,248,448	13,177	7,758,288	28,386	167,346

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2018	ED Alagoas	Amazonas D
Operating Revenues	2,051,721	4,675,067

Supply (sell) of electric energy - Generation	0	0
Supply of electric energy - Generation	0	0
Short Term electric Energy - Generation	0	0

Electric Energy Supply - Distribution	2,137,048	3,358,972
Short Term Electric Energy - Distribution	114,185	208,069
Revenue from Construction of Plant - Distribution	126,728	258,877
Regulatory Asset and Liability (Portion A – CVA)	458,685	1,808,603

Other Revenues	148,539	119,611

Deductions to Operating Revenues	(933,464)	(1,079,065)

Operating Expenses	(1,871,505)	(4,908,307)

Personnel, Supplies and Services	(329,158)	(667,005)
Energy Purchased for Resale	(993,271)	(2,424,845)
Charges upon use of eletricity network	(142,942)	(281,820)
Construction	(126,728)	(258,877)
Electric Energy production cost	0	(356,625)
Donations and Contributions	(179)	0
Depreciation and Amortization	(47,969)	(139,050)
Operating Provisions	(199,936)	(295,858)
Others	(31,322)	(484,227)

OPERATING RESULT BEFORE FINANCIAL RESULT	180,216	(233,240)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	3,057	6,363
Income from Interest, Commission and Fees	0	0
Additional Interest on Energy	34,475	101,210
Monetary Adjustment Gain	19,939	125,536
Exchange Variation Gain	0	1,312
Updating Regulatory Asset (Portion A – CVA)	106,174	218,062
Others Financial Income	5,045	4,052
Debt Charges - financing and loans	(157,140)	(338,325)
Debt Charges - suppliers	0	(1,144,414)
Charges – leasing	0	0
Monetary Adjustment Loss	(30,689)	0
Exchange Variation Loss	(353)	524
Updating Regulatory Liability (Portion A – CVA)	(20,219)	77
Other Financial Expenses	(16,548)	(35,057)

FINANCIAL RESULT	(56,259)	(1,060,660)

EQUITY PARTICIPATIONS RESULT	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	123,957	(1,293,900)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(102,072)	0

RESULT BEFORE EQUITY PARTICIPATIONS	21,885	(1,293,900)

Minority Participation	0	0
NET PROFIT OF THE PERIOD	21,885	(1,293,900)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	8,847,803.00	4,926,061.00	2,082,946.00	5,972,671.00	46,536.00	2,795,223.00	519,044.00	554,494.00

Electric Energy Supply (sell) - Generation	3,863,380.00	133,849.00	941,205.00	3,006,675.00	0.00	3,187,172.00	589,043.00	559,188.00
Electric Energy Supply - Generation	309,790.00	903,894.00	19,722.00	1,320,873.00	0.00	0.00	0.00	0.00
Short Term Electric Energy - Generation	142,156.00	153,213.00	9,124.00	701,621.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Generation	845,073.00	1,282,634.00	0.00	15,866.00	0.00	0.00	0.00	0.00
Revenue from Construction of Plants - Generation	32,840.00	19,996.00	0.00	0.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Generation	0.00	54,774.00	0.00	0.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,453,991.00	1,117,292.00	625,953.00	459,286.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Transmission	35,945.00	86,790.00	118,770.00	23,442.00	0.00	0.00	0.00	524.00
Revenue from Construction of Plants - Transmission	160,450.00	600,838.00	84,087.00	65,246.00	0.00	0.00	0.00	6,826.00
Financial – Return on Investment - Transmission	2,876,807.00	1,355,495.00	487,885.00	1,124,618.00	0.00	0.00	0.00	217,838.00
Other Revenues	376,842.00	44,910.00	55,621.00	363,874.00	46,536.00	0.00	2,595.00	0.00

Deductions to Operating Revenues	(1,249,471.00)	(827,624.00)	(259,421.00)	(1,108,830.00)	0.00	(391,949.00)	(72,594.00)	(229,882.00)

Operating Expenses	(5,953,679.00)	(3,423,133.00)	(1,129,374.00)	(3,978,512.00)	(24,311.00)	(3,120,869.00)	(1,194,788.00)	(537,441.00)

Personnel, Supplies and Services	(2,267,337.00)	(1,401,169.00)	(596,240.00)	(1,693,805.00)	(5,185.00)	(1,028,118.00)	(238,907.00)	(220,313.00)
Extraordinary Retirement Plan (PAE)	(254,138.00)	(216,990.00)	(63,047.00)	(148,116.00)	0.00	(30,891.00)	(46,142.00)	0.00
Energy Purchased for Resale	(803,072.00)	(311,103.00)	(287,868.00)	(550,969.00)	0.00	0.00	(214,007.00)	(283,597.00)
Charges upon use of eletricity network	(559,749.00)	(634,616.00)	(27,034.00)	(560,730.00)	0.00	(109,789.00)	(47,129.00)	(35,450.00)
Construction	(193,290.00)	(620,834.00)	(84,087.00)	(65,246.00)	0.00	0.00	0.00	(6,826.00)
Electric Energy production cost	(558,268.00)	0.00	0.00	0.00	0.00	(395,668.00)	(29,698.00)	21,970.00
Donations and Contributions	(48,401.00)	(11,298.00)	0.00	(1,785.00)	0.00	0.00	0.00	0.00
Depreciation and Amortization	(270,986.00)	(96,083.00)	(179,189.00)	(442,517.00)	(25.00)	(413,149.00)	(60,346.00)	(56,995.00)
Operating Provisions	(636,584.00)	45,397.00	307,768.00	(254,508.00)	(18,460.00)	(1,032,362.00)	(496,257.00)	70,325.00
Others	(361,854.00)	(176,437.00)	(199,677.00)	(260,836.00)	(641.00)	(110,892.00)	(62,302.00)	(26,555.00)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,894,124.00	1,502,928.00	953,572.00	1,994,159.00	22,225.00	(325,646.00)	(675,744.00)	17,053.00

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	32,319.00	32,014.00	55,184.00	100,735.00	5,644.00	6,298.00	4,392.00	3,652.00
Income from Interest, Commission and Fees	40,439.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additional Interest on Energy	12,490.00	52,917.00	0.00	85,053.00	0.00	0.00	0.00	0.00
Monetary Adjustment Gain	43,590.00	15,086.00	(4,893.00)	283,904.00	0.00	6,687.00	0.00	16,121.00
Exchange Variation Gain	754.00	0.00	14,035.00	2,158.00	0.00	14,004.00	23.00	0.00
Derivatives financial instruments	0.00	0.00	0.00	237,386.00	0.00	0.00	0.00	0.00
Other Financial Income	40,078.00	53,365.00	102,173.00	5,894.00	513.00	65,311.00	827.00	11,150.00
Debt Charges - financing and loans	(977,555.00)	(280,196.00)	(459,551.00)	(568,044.00)	0.00	(76,847.00)	(444,648.00)	(248,431.00)
Debt Charges - suppliers	0.00	0.00	(14,113.00)	0.00	0.00	0.00	0.00	0.00
Charges on shareholders's funds	(20,604.00)	0.00	(8,790.00)	0.00	0.00	0.00	(8,462.00)	0.00
Monetary Adjustment Loss	(127,665.00)	(24,041.00)	(50,948.00)	(156,514.00)	0.00	(13,187.00)	0.00	(18,987.00)
Exchange Variation Loss	(8,619.00)	0.00	(45,405.00)	(34,538.00)	0.00	(41,554.00)	0.00	0.00
Losses on derivatives	0.00	0.00	0.00	(35,797.00)	0.00	0.00	0.00	0.00
Other Financial Expenses	74,374.00	(99,394.00)	(64,862.00)	(174,620.00)	(367.00)	(108,555.00)	(46,851.00)	(31,120.00)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(890,399.00)	(250,249.00)	(477,170.00)	(254,383.00)	5,790.00	(147,843.00)	(494,719.00)	(267,615.00)

RESULTS OF EQUITY METHOD INVESTMENTS	20,701.00	(27,167.00)	34,137.00	70,705.00	22,300.00	0.00	0.00	0.00

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,024,426.00	1,225,512.00	510,539.00	1,810,481.00	50,315.00	(473,489.00)	(1,170,463.00)	(250,562.00)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(602,402.00)	(181,463.00)	(163,617.00)	103,366.00	(11,095.00)	(69,451.00)	0.00	(37,585.00)

RESULT BEFORE EQUITY PARTICIPATIONS	1,422,024.00	1,044,049.00	346,922.00	1,913,847.00	39,220.00	(542,940.00)	(1,170,463.00)	(288,147.00)

Minority Participation	(17,246.00)	0.00	(3,741.00)	0.00	0.00	0.00	0.00	0.00
NET INCOME FOR THE PERIOD	1,404,778.00	1,044,049.00	343,181.00	1,913,847.00	39,220.00	(542,940.00)	(1,170,463.00)	(288,147.00)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2017	ED Alagoas	Amazonas D
Operating Revenues	1,743,381	3,547,960

Supply (sell) of electric energy	0	0
Supply of electric energy - Generation	0	0
Short Term Electric Energy - Generation	0	0

Supply of electric energy - Distribution	1,994,009	2,906,769
Short Term Electric Energy -Transmission	0	485,664
Revenue from Construction of Plant - Distribution	133,133	267,358
Regulatory Asset and Liability (Installment A – CVA)	310,830	694,980

Other Operational Revenues	97,428	70,655

Deductions to Operational Revenues	(792,019)	(877,466)

Operating Expenses	(2,057,803)	(3,916,378)

Personnel, Supplies and Services	(294,837)	(682,374)
Electric Energy puchased for resale	(1,048,126)	(2,281,231)
Charges upon use of eletricity network	(80,449)	(136,783)
Construction	(133,133)	(267,358)
Electric Energy production cost	0	357,818
Donations and Contributions	(180)	0
Depreciation and Amortization	(45,552)	(181,845)
Operating Provisions	(430,426)	(623,521)
Others	(25,100)	(101,084)

OPERATING RESULT BEFORE FINANCIAL RESULT	(314,422)	(368,418)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	5,211	2,175
Income from Interest, Commission and Fees	0	0
Additional Interest on Energy	53,010	76,991
Monetary Adjustment Gain	10,127	270,748
Exchange Variation Gain	0	916
Updating Regulatory Asset (Portion A – CVA)	3,825	1,801
Others Financial Income	(1,574)	31,875
Debt Charges - financing and loans	(213,049)	(329,951)
Debt Charges - suppliers	0	(1,659,722)
Charges – leasing	0	(320,060)
Monetary Adjustment Loss	(22,075)	0
Exchange Variation Loss	(309)	0
Updating Regulatory Liability (Portion A – CVA)	(11,989)	(4,284)
Other Financial Expenses	(58,795)	(303,842)

FINANCIAL RESULT	(235,618)	(2,233,353)

EQUITY PARTICIPATIONS RESULT	0	861

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(550,040)	(2,600,910)

Income Tax and Social Contribution and Fiscal Incentives Revenue	87,428	0

RESULT BEFORE EQUITY PARTICIPATIONS	(462,612)	(2,600,910)

Minority Participation	0	0
NET PROFIT OF THE PERIOD	(462,612)	(2,600,910)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

CASH FLOWS 12/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,668,452	774,864	343,529	3,498,842	7,863,692	28,386	14,789	179,342

Depreciation and Amortization	260,592	94,448	150,424	424,735	505,624	58,119	24	103,514
Net monetary variations	40,878	(41,493)	26,252	155,507	7,995	0	0	28,617
Net exchange variations	60,639	0	27,129	88,350	73,910	0	0	3,639
Financial Charges	715,395	207,413	196,851	298,652	59,526	362,466	0	511,943
Result of equity method investees	380,383	(42,669)	267,554	(445,852)	0	0	(17,855)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	92,163	113,712	2,845	12,860	0	0	0	0
Provisions for litigation	309,114	536,564	13,499	313,391	43,578	(382,167)	(300)	5,846
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	(276,142)	(10,343)	86,756	(130,425)	0	0	0	0
Impairment of assets	(68,920)	(138,977)	(123,235)	(8,524)	(5,853,711)	(293,925)	0	(33,581)
Provisions (reversals) for onerous contracts	203,677	30,701	0	(199,384)	(1,388,843)	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	987	0	145,260	0	0	0
Minor shareholders' share	(25,707)	0	0	0	0	0	0	0
Charges on resources from shareholders	18,344	0	7,534	0	0	10,683	0	0
Income from Financial Assets	1,572,105	(1,284,938)	(338,099)	(859,220)	0	0	0	(11,746)
Derivatives	0	0	0	43,012	0	0	0	0
Others	(153,964)	144,646	(863,901)	(777,648)	257,074	2,787	2,577	88,746
(Increase) decrease on operating assets/liabilities	509,679	(1,281,766)	(451,132)	(136,716)	(669,602)	318,806	10,919	412,300

Cash flows from Operating Activities	5,306,688	(897,838)	(653,007)	2,277,580	1,044,503	105,155	10,155	1,288,620

Payment of interest	(1,228,954)	(198,968)	(200,517)	(281,944)	(524,872)	0	0	(46,789)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	824	0	0	0	0	0	0	0
Dividend received from equity investments	227,290	0	22,780	51,896	0	0	18,524	0
Amounts received from allowed annual revenue	198,714	0	1,084,914	328,323	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE)	0	1,856,228	417,552	979,881	0	0	0	0
Payment of income tax and social contribution	(988,187)	(450)	(109,657)	(805,008)	(83,169)	0	(1,613)	0
Pension Plan Payments	(64,412)	(186,732)	(7,738)	0	0	0	0	0
Payment of legal provisions	0	(119,536)	0	(39,760)	0	0	0	0
Judicial Deposits	(132,758)	(23,509)	(52,198)	(149,120)	(5,072)	(6,576)	0	(225,845)

Net Cash provided by Operating Activities	3,319,205	429,195	502,129	2,361,848	431,390	98,579	27,066	1,015,986

Financing Activities
Loans and financing	0	482,116	282,083	405,262	175,900	0	0	135,123
Payment of Loans and financing - principal	(1,491,042)	(485,922)	(435,571)	(1,132,402)	(286,113)	0	0	(1,099)
Payment of Shareholders Remuneration	(318,344)	(49,693)	(143,386)	(1,237,431)	0	0	(87,381)	0
Payment of refinancing of tax and contributions - Principal	(49,364)	0	0	0	0	(2,519)	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	82,900	0	0
Others	15,572	0	0	0	0	0	0	8,878
Net Cash provided by Financing Activities	(1,843,178)	(53,499)	(296,874)	(1,964,571)	(110,213)	80,381	(87,381)	142,902

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	9,393	0	0	0	0	0	0	0
Acquisition of fixed assets	(223,712)	(126,966)	(24,228)	(35,666)	(400,863)	(160,612)	0	(25,765)
Acquisition of intangible assets	(7,657)	(14,430)	(7,541)	0	(12,312)	(481)	2	0
Acquisition of concession assets	(344,772)	112,047	(50,740)	(137,332)	0	0	0	(32,908)
Advances for future capital increases	0	(69,000)	(82,005)	0	0	0	0	0
Capital investment in equity investments	(445,409)	(184,057)	(38,910)	(234,942)	0	0	(7,949)	0
Sale of investments in equity interests	0	0	0	0	0	0	79,327	0
Others	(414,182)	2,434	22,178	(4,089)	94,739	0	0	(1,069,046)
Net Cash from investments activities	(1,426,339)	(279,972)	(181,246)	(412,029)	(318,436)	(161,093)	71,380	(1,127,719)

Net increase (decrease) in cash and cash equivalents	49,688	95,724	24,009	(14,752)	2,741	17,867	11,063	31,169
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
Cash and cash equivalents – end of period	73,161	276,986	44,333	5,156	3,805	77,851	12,931	41,729
	49,688	95,724	24,009	(14,752)	2,741	17,867	11,063	31,169

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

CASH FLOWS 12/31/2018	ED Alagoas	Amazonas D
Operating Activities
Profit (loss) before income tax and social contribution	123,957	(1,293,900)

Depreciation and amortization	47,969	139,050
Net monetary variation	10,750	(125,536)
Net exchange variation	353	(1,836)
Financial charges	157,140	1,482,739
Result of equity method investees	0	0
Provision (reversal) for uncovered liabilities	0	(119,501)
Bad Debt Expense (reversals)	110,266	418,961
Provisions for litigation	35,804	36,073
Provisions (reversals) for Redundancy Plan (PID)	0	0
Impairment (reversal) of investment losses	0	0
Impairment of assets	0	0
Provisions (reversals) for onerous contracts	0	0
Provisions (reversals) of impairment loss of financial assets	0	0
Fees on the global reversal reserve	0	0
Adjustment Fair Value / Market Value	151	0
Minor shareholders' share	0	0
Charges on resources from shareholders	0	0
Income from Financial Assets	0	0
Derivatives	0	0
Others	353,282	1,183,345
(Increase) decrease on operating assets/liabilities	(589,020)	(1,954,011)

Cash flows from Operating Activities	250,652	(234,616)

Payment of interest	(2,221)	0
Payment of global reverse reserve interest	0	0
Receipt of interest	0	0
Dividend received from equity investments	0	0
Amounts received from allowed annual revenue	0	0
Receipt of Financial Asset Indemnities (RBSE)	0	0
Payment of income tax and social contribution	(102,072)	0
Pension Plan Payments	0	0
Payment of legal provisions	(195,444)	0
Judicial Deposits	(10,301)	(20,132)

Net Cash provided by Operating Activities	(59,386)	(254,748)

Financing Activities
Loans and financing	205,488	474,379
Payment of Loans and financing - principal	(40,419)	0
Payment of Shareholders Remuneration	0	0
Global Reversion Reserve Resources	0	0
Advances for Future Capital Increase (AFAC)	0	0
Payment of refinancing of tax and contributions - Principal	(16,809)	0
Others	0	0
Net Cash provided by Financing Activities	148,260	474,379

Investment Activities

Loans and Financing - Payment	0	0
Loans and Financing - Receipt	0	0
Acquisition of fixed assets	(4,702)	(2,592)
Acquisition of intangible assets	(6,265)	(4,775)
Acquisition of concession assets	(111,188)	(249,955)
Advances for future capital increases	0	0
Capital investment in equity investments	0	0
Others	7,266	0
Net Cash from investments activities	(114,889)	(257,322)

Net increase (decrease) in cash and cash equivalents	(26,015)	(37,691)
Cash and cash equivalents – beginning of period	71,014	77,563
Cash and cash equivalents – end of period	44,999	39,872
	(26,015)	(37,691)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

CASH FLOWS 12/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,024,426	1,225,512	510,539	1,810,481	(473,489)	(1,170,463)	50,313	(250,562)

Depreciation and amortization	270,986	96,083	179,189	442,517	413,149	64,407	25	56,995
Net monetary variation	84,075	8,955	55,841	(62,629)	6,500	0	0	2,596
Net exchange variation	7,865	0	31,370	32,380	27,550	(23)	0	0
Financial charges	843,268	280,196	403,277	568,044	76,847	444,648	0	248,431
Result of equity method investees	(20,701)	27,167	(34,137)	(70,705)	0	0	(22,300)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	102,998	21,703	4,848	138,901	(3,225)	0	0	0
Provisions for litigation	14,027	515,098	27,919	144,748	34,681	136,338	0	(14,340)
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	457,210	248,628	0	(208,157)	0	0	0	0
Impairment of assets	408,010	(763,290)	(304,584)	(298,857)	950,960	372,873	0	(58,103)
Provisions (reversals) for onerous contracts	(447,782)	(95,320)	0	(89,823)	38,602	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	1,976	0	89,051	0	0	0
Minor shareholders' share	(17,246)	0	0	0	0	0	0	0
Charges on resources from shareholders	0	0	8,790	0	0	8,462	0	0
Income from Financial Assets	(2,876,801)	(1,410,269)	(487,885)	(1,124,618)	0	0	0	(23,855)
Derivatives	0	0	0	(273,183)	0	0	0	0
Others	(209,481)	221,590	(589,368)	522,567	493,967	108,613	0	86,547
(Increase) decrease on operating assets/liabilities	635,899	(154,285)	268,735	244,123	(850,708)	20,774	(15,952)	279,032

Cash flows from Operating Activities	1,276,753	221,768	76,510	1,775,789	803,885	(14,371)	12,086	326,741

Payment of interest	(1,485,251)	(255,833)	(510,554)	(400,816)	(293,485)	(122)	0	(93,612)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	82	0	73	0	0	0	0	0
Dividend received from equity investments	339,760	60,499	11,980	21,218	0	0	5,489	0
Amounts received from allowed annual revenue	390,272	0	1,254,917	472,746	0	0	0	0
Receipt of Financial Asset Indemnities	1,555,847	975,039	0	482,186	0	0	0	0
Payment of income tax and social contribution	(855,771)	(1,243)	(190,423)	(436,767)	(75,436)	0	(11,095)	0
Pension Plan Payments	(65,947)	(229,909)	(6,653)	(146,499)	0	0	0	0
Payment of legal provisions	0	(56,185)	0	0	0	0	0	0
Judicial Deposits	(21,162)	465,110	(120,184)	34,019	(1,163)	(5,383)	0	(60,801)

Net Cash provided by Operating Activities	1,134,583	1,179,246	515,666	1,801,876	433,801	(19,876)	6,480	172,328

Financing Activities
Loans and financing	361,000	503,040	690,000	530,635	571,100	8,577	0	152,767
Payment of Loans and financing - principal	(1,197,577)	(644,303)	(1,002,022)	(930,687)	(130,221)	0	0	0
Payment of Shareholders Remuneration	(320,603)	0	(54,950)	0	0	0	(8,465)	0
Payment of refinancing of tax and contributions - Principal	(135,545)	0	(7,764)	0	0	(8,859)	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	(60,228)	0	0	0	38,900	0	0
Others	19,292	154,025	0	0	0	0	0	0
Net Cash provided by Financing Activities	(1,273,433)	(47,466)	(374,736)	(400,052)	440,879	38,618	(8,465)	152,767

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	642,005	0	0	0	0	0	0	0
Acquisition of fixed assets	(93,499)	(338,026)	(9,875)	(28,299)	(542,070)	(14,432)	0	(138,176)
Acquisition of intangible assets	(13,354)	(6,957)	(5,697)	0	(9,859)	(333)	(10)	0
Acquisition of concession assets	(218,929)	(357,525)	(84,087)	(106,672)	0	0	0	(199,981)
Advances for future capital increases	(8,084)	0	(102,040)	254	0	0	0	0
Capital investment in equity investments	(628,504)	(361,330)	(39,197)	(589,861)	0	0	3,364	0
Others	447,468	(27,079)	83,447	(666,330)	(337,010)	0	0	0
Net Cash from investments activities	127,103	(1,090,917)	(157,449)	(1,390,908)	(888,939)	(14,765)	3,354	(338,157)

Net increase (decrease) in cash and cash equivalents	(11,747)	40,863	(16,519)	10,916	(14,259)	3,977	1,369	(13,062)
Cash and cash equivalents – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalents – end of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
	(11,747)	40,863	(16,519)	10,916	(14,259)	3,977	1,369	(13,062)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 4Q18
Financial Information of the Subsidiaries

CASH FLOWS 12/31/2017	ED Alagoas	Amazonas D
Operating Activities
Profit (loss) before income tax and social contribution	(550,040)	(2,600,910)

Depreciation and amortization	45,552	181,845
Net monetary variation	11,948	(270,748)
Net exchange variation	309	(916)
Financial charges	212,398	2,309,733
Result of equity method investees	0	(861)
Provision (reversal) for uncovered liabilities	0	288,147
Bad Debt Expense (reversals)	12,595	315,794
Provisions for litigation	392,187	100,766
Provisions (reversals) for Redundancy Plan (PID)	0	0
Impairment (reversal) of investment losses	0	0
Impairment of assets	(32,446)	(63,610)
Provisions (reversals) for onerous contracts	(7,808)	(812,694)
Provisions (reversals) of impairment loss of financial assets	0	0
Fees on the global reversal reserve	0	0
Adjustment Fair Value / Market Value	44	0
Minor shareholders' share	0	0
Charges on resources from shareholders	0	0
Income from Financial Assets	0	0
Derivatives	0	0
Others	1,075,841	826,601
(Increase) decrease on operating assets/liabilities	(1,261,347)	(747,734)

Cash flows from Operating Activities	(100,767)	(474,587)

Payment of interest	(980)	(32,141)
Payment of global reverse reserve interest	0	0
Receipt of interest	0	0
Dividend received from equity investments	0	0
Amounts received from allowed annual revenue	0	0
Receipt of Financial Asset Indemnities	0	0
Payment of income tax and social contribution	0	0
Pension Plan Payments	0	0
Payment of legal provisions	0	0
Judicial Deposits	(22,828)	67,944

Net Cash provided by Operating Activities	(124,575)	(438,784)

Financing Activities
Loans and financing	333,607	795,808
Payment of Loans and financing - principal	(29,564)	(57,623)
Payment of Shareholders Remuneration	0	0
Global Reversion Reserve Resources	0	0
Advances for Future Capital Increase (AFAC)	0	(2,764)
Payment of refinancing of tax and contributions - Principal	(10,414)	0
Others	0	0
Net Cash provided by Financing Activities	293,629	735,421

Investment Activities

Loans and Financing - Payment	0	0
Loans and Financing - Receipt	0	0
Acquisition of fixed assets	(1,878)	(13,158)
Acquisition of intangible assets	(6,657)	(12,914)
Acquisition of concession assets	(114,762)	(264,345)
Advances for future capital increases	0	0
Capital investment in equity investments	0	0
Others	3,453	0
Net Cash from investments activities	(119,844)	(290,417)

Net increase (decrease) in cash and cash equivalents	49,210	6,220
Cash and cash equivalents – beginning of period	21,804	71,343
Cash and cash equivalents – end of period	71,014	77,563
	49,210	6,220

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company posted, in 4Q18, a result 107.32% higher than that ascertained in 4Q17, going from a loss of R$ 220 million in 4Q17 to a profit of R$ 16 million in 4Q18 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 4Q18, a decrease of 3.05% compared to 4Q17, going from R$ 1,207.6 million in 4Q17 to R$ 1,170.8 milhões in 4Q18.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	29,827	21,471	38.9	The variation is mainly due to the following reasons: (i) As a result of the movement in the auctions held in the ACL, due to changes in the contract portfolio.
Supply	194,927	234,492	-16.9

The variation is mainly due to: (i) Reduction of the assured energy in 5% of HPP Sobradinho, which consequently led to a reduction in the revenue from industrial consumer contracts reached by Law 13,182/2015, since it is contracted 90% of the assured energy.

Short Term Market (CCEE)	14,510	-56,237	125.8	The variation is mainly due to: (i) Change in the strategy of contract seasonality and assured energy, (ii) in addition to variation in PLDs and portfolio of contracts.
O&M Income - Upgraded Power Plants Law 12.783/2013	688,963	310,460	121.9

The variation is mainly due to: (i) annual readjustment of RAG, according to ANEEL Resolution 2421/2018, including Improvement GAG. In 4Q18, the GAG improvement posted was approximately $ 340 million, considering the receipt from July to December. The expense equivalent to GAG improvement was accounted for under "other expenses"; (ii) balance impacted by the change in EUST; and (iii) change in the CFURH tariff in 2017, which composes the revenue from quotas of the refurbished mills.

Generation Construction Income	-3,848	5,123	-175.1	There was no effect on income due to an equivalent amount in construction expenses, and the difference in revenue that was accounted for as Gag improvement in the O&M Revenue line was extorted.
Return on investment	0	12,601	-100.0

The variation was mainly due to: (i) in 2018, Resolution 2.421/2018, which recognizes the "GAG Improvement", was published, and the portion was equivalent to the return on the investments recorded in 4Q18 , in Gag improvement on the line O&M Revenue.

Transmission
LT Incomes Renewed by Law 12.783/2013	373,708	339,164	10.2

The variation was mainly due to: (i) application of IFRS 15 (contractual assets) in 2018, with IFRIC 12 (amortized cost) being applied in 2017; (ii) tariff revision of the RAP 2018/2019 cycle - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12,783/2017; (ii) investments related to line reinforcements in the transmission system.

Not renewed O&M LT	31,085	23,761	30.8

The variation is mainly due to: (i) annual adjustment of RAP - Permitted Annual Revenue; (ii) investments related to line reinforcements in the transmission system; negatively compensated by (iii) unavailability of the system occurred in the period and apportionment of anticipation. As a highlight, we have increased LTs: JARDIM / PENEDO and ARAPIRACA III; IGAPORÃ II and IGAPORÃ III; Ceará-Touros; and Teresina II and III; (iv) new measurement of concession assets, which from 2018 will be measured by IFRS 15, while in 2017 it was measured by IFRIC 12.

Transmission Construction Income	-324,059	253,587	-227.8

The variation is mainly due to the measurement of the assets of the concession in IFRS 15 in 2018, which now considers the RAP of infrastructure approved by Aneel multiplied by the percentage of the construction margin at the beginning of the project (which must be fixed until the end of the construction cost), and no more revenue equivalent to the cost of construction (independent of Aneel's approval of costs).

Revenue from Return of Investment in Transmission	412,818	287,734	43.5

The variation is mainly due to: (i) lower recording of the remuneration on financial assets, mainly from RBSE, of approximately R$ 253.7 million in 3Q18, against R$ 319.3 million in 3Q17, mainly due to the beginning of receipt from July 2017 and the impact of the application of IFRS 9 (fair value).

Other Incomes	9,202	10,326	-10.9	The variation is mainly due to: (i) Decrease in contracts for the provision of engineering services by Chesf, in the amount of R$ 1.1 million.
Deductions to the Operating Revenue	-256,361	-234,900	9.1

The variation is mainly due to the following reasons: (i) PIS/COFINS recording, mainly due to the RAP increase, between the dates compared; (ii) ICMS registration, arising from the supply revenue. The taxes are levied on regulatory revenues that were not valued at the same criteria as IFRS 15 and 9, and reflect the cash inflow, thus explaining the increase in deductions, not due to the change in the economic valuation of revenue.

ROL	1,170,772	1,207,582	-3.0

Operating Costs and Expenses
Expenses and operating costs, in 4Q18, reduction of 24.56% compared to 4Q17, from R$ 1303.2 million in 4Q17 to R$ 983 million in 4Q18, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	4Q18	4Q17	Variation (%)
Personnel	-288,357	-357,069	-19.2

The variation is mainly due to: (i) reduction in compensation expenses, in the amount of R $ 64 million, due in particular to the outflow of employees, in December 2017, due to the adhesion to PAE - Incentive Plan for Disconnection and the company's cost reduction policy, of which R $ 57 million with PLR, R $ 6.5 million with base salary, R $ 1.7 million with anuênio, R $ 1.4 million with dangerousness, and R $ 1.1 million with function bonus; (ii) a small reduction in the expenses with benefits of approximately R $ 1.7 million, with the main variation being the reduction in expenses with food, of R $ 3.2 million; which offset (iii) readjustment of the ACT 2017/2018 readjustment of 1.69%.

Agreed Dismissal Plan/PAE (Provision)	-56,940	-1,940	2,835.1	The variation is mainly due to: (i) adjustments to the provision record for the Consensus Dismissal Plan (PDC).
Supplies	-8,627	-8,625	0.0	No significant variation in the period, due to the goal of cost reduction.
Services	-63,857	-63,829	0.0	No significant variation in the period, due to the goal of cost reduction.
Other	-94,256	-55,880	68.7	The variation is mainly due to the following explanations.
Donations and Contributions	-1,540.0	-2,630.0	-41.4

The variation is mainly due to: (i) reduction in sponsorship of the Rouanet Law, R $ 0.5 million, (ii) decrease in the CCEE contribution, R$ 0.6 million. The other donations did not show significant variations.

Other Operating Expenses	-92,716	-53,250	74.1

The variation is mainly due to: (i) adjustment of the actuarial report - Post-employment benefits in the amount of R$ 8.2 million; (ii) the largest loss record - Consumers and Concessionaires of R$ 6.9 million in 4Q18 and R$ 2.9 million in 4Q17; and (iii) the expense recovery registry, in the order of  R$ 1.6 million; (iv) cost registration against GAG improvement, and since there was already a previous provision for such cost, in 4Q18 only the cost of R$ 63 million was recorded, in addition. However, in contrast to the GAG revenue improvement recorded in 4Q18 (which refers to the receipt from July to December/18), the corresponding total cost would be R$ 110 million.

TOTAL PMSO	-512,037	-487,343	5.1

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Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	4Q18	4Q17	Variation (%)
Energy Purchased for Resale	-71,257	-83,380	-14.5

The variation is mainly due to the following factors: (i) reduction of the amount of energy purchased from concessionaires in relation to 2017, due to the seasonality of the contracts; (ii) adjustment of contract prices, with 2018 prices lower than 2017.

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-146,834	-155,351	-5.5	The variation is mainly due to the following factors: (i) reduction of the Transmission System Use Amount (MUST).
Construction Expense	-284,192	-258,710	9.8

The variation is mainly due to: (i) construction of the transmission system on the extended lines, which, with IFRS 15, now represents the cost of the investment, and construction revenue is the result of the performance of the contract in this line activity.

Depreciation and Amortization	-25,593	-23,187	10.4	The change is mainly due to additions to property, plant and equipment in 2018.

Operating Provisions	4Q18	4Q17	Variation (%)
Operating Provisions	56,819	-295,235	-119.2

The variation was mainly due to: (i) positive effect in 4Q18, from the reversal of impairment / contract for R $ 108 million related to generation assets (R $ 105 million for Casa Nova II and III); (ii) lower provision for losses on investments, totaling R $ 249 million in 4Q17, against R $ 10.3 million in 4Q18; (iii) lower provision for contingency, in the amount of R $ 90 in 4Q18 and R $ 173 in 4Q17, (with emphasis on the provision for GSF); (iv) provision for losses on investments, with reversal of a provision of R $ 61 million in 4Q18, against a provision of R $ 109 million in 4Q17, offset in part by (v) higher provision for of R $ 22 million in 4Q18 and R $ 1.6 million in 4Q17.

Financial Result - R$ Thousand	4Q18	4Q17	Variation (%)
Financial Investments Incomes	11,084	5,629	96.9	The variation is mainly due to the following reasons: (i) increase in the amount of financial investments of the Company, due to the availability of cash between the dates compared.
Debt Charges	-44,671	-64,240	-30.5	The variation is mainly due to: (i) decrease in the appropriation of charges in the amount of R $ 17.8 million in financing with Eletrobras, for payment in 2018.
Interest paid in arrears for energy sold	20,689	31,312	-33.9	The variation is mainly due to: (i) recalculation of the Rio Doce Manganês debt update, and adjustment of the term of confession of Santana Textil's debt to the Court of Justice / PE.
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	10,798	-14,143	176.3	The variation is mainly due to the following factors: (i) movement of judicial deposits, with consequent recording of monetary restatement.
Other Net Revenue/Financial Expenses	5,679	-19,336	129.4

The variation is mainly due to the following reasons: (i) updating R & D; (ii) adjustment to fair value of accounts receivable of the leniency agreement, in the amount of R $ 3.6 million in 2018; (iii) appropriation of interest on contractual debts with suppliers, R $ 19 million in 2017, without comparison in 2018.

Equity Interests (Equity) - R$ Thousand	4Q18	4Q17	Variation (%)
Equity Interests (Equity)	-71,534	-109,916	34.9

The variation is mainly due to: (i) improvement in the results of SPE Norte Energia, R $ 96 million (R $ 39 million in 4Q18, compared to R $ 57 million in 4Q17); (ii) improvement in IE Garanhuns' results, R $ 23 million (R $ 15 million positive in 2018, against R $ 8 million in 4Q17); (iii) improvement of Cia Energética Sinop, R $ 43 million (R $ 63 million negative in 4Q18, compared to negative R $ 105 in 4Q17); (iv) offset by the deterioration in the results of SPE ESBR, R $ 109 million, arising from the registration of impairment in 4Q18).

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	4Q18	4Q17	Variation (%)
Current IR and CSLL	-191,202	-97,095	96.9	The variation is mainly due to: (i) realization of the tax liability for the receipt of the RBSE, whose tax effect is an addition to the current IR / CSLL and the write-off of the deferred IR / CSLL.
Deferred IR and CSLL	46,649	98,259	-52.5
Tax Incentives	40,933	45,166	-9	Due to the end of the fruition period that occurred in Dec / 2017 for generation activity and for almost all transmission contracts.

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Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company posted, in 4Q18, a result 1,190% higher than that ascertained in 4Q17, going from a loss of R$ 683 million in 4Q17 to a profit of R$ 7,442 million in 4Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 4Q18, an increase of 7% compared to 4Q17, going from R$ 694 million in 4Q17 to R$ 740 million in 4Q18. The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	843,061	791,034	6.6

The variation is due to the following reasons: (i) updating fixed revenue by 7.4%, established by ANEEL for the year 2018, pursuant to homologation resolution No. 2.359 of December 19, 2017, applied since January 2018. The increase in 4th quarter of 2018 in relation to the 4th quarter of 2017 was R $ 57 million; partially offset by (ii) a reduction of the variable portion referring to the surplus of electricity generated / supplied estimated for 2018. The reduction of the variable portion of 4Q18 compared to 4Q17 was of R $ 4.9 million.

Deductions to the Operating Revenue	-103,493	-97,279	6.4	The variation is due to the following reasons: (i) taxation of 9.25% of PIS and COFINS as a result of the increase in Gross Operating Revenue; (ii) increased contributions from consumer charges.
ROL	739,660	693,755	6.6

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 4Q18, a decrease by 607% compared to 4Q17, going from R$ 1,335.7 million in 4Q17 to R$ 6,776.4 million in 4Q18.  The variations of each income account are detailed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-155,955	-149,748	4.1	The variation is mainly due to the following reason: (i) reduction of the excess social security contribution in 4Q17 without corresponding in 4Q18 (ii) salary readjustment by 1.69%
Supplies	-20,664	-10,996	87.9	The variation is due to the following reason: (i) requisition of material in the warehouse to stop the nuclear fuel exchange plant in the 4Q18, without the correspondent in the 4Q17.
Services	-116,984	-136,514	-14.3	The variation is due to the following reason: (i) reduction of service of contractors and maintenance maintenance of electrical installations.
Volunteer Dismissal Plan (Provision)	-4,074	-44,124	-90.8

The variation is due to the following reason: (i) provision of the SAP in 2017 with a volume of adhesions higher than the volume of adhesions to the PDC in 2018. In 4Q18, 14 disconnections occurred, while in 4Q17 there were 168.

Other	-20,986	-36,586	-42.6	The variation is mainly due to the following reason: (i) reduction of tax expense in the amount of R $ 9,854 and an increase in expense recovery in the amount of R $ 4,229.
Donations and Contributions	0	0	0.0
Other Operating Expenses	-20,986	-36,586	-42.6
TOTAL PMSO	-318,663	-377,968	-15.7

Operating Costs	4Q18	4Q17	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0
Fuel	-91,630	-98,426	-6.9	The variation is due to the following reason: (i) the plant's shutdown period for the exchange of nuclear fuel in 4Q18, without the corresponding in 4Q17.
Charges for the Use of the Electricity Grid	31,299	-31,181	-200.4

The variation is due to the following reasons: (i) reduction of R $ 74,743 thousand (R $ 63,266 thousand of cost + R $ 11,477 thousand of PIS / COFINS tax credit) from the retroactive distribution system charge to April / 2014 after determination of ANELL regarding the application of the autoproducer tariff for the composition of the collection made by ENEL Distribuidora. (ii) recording of R $ 10,252 thousand of distribution system charges in 4Q18 with no counterpart in 4Q17. (ii) an increase of R $ 2,011 thousand in the use of the transmission system due to the readjustment of transmission system usage tariffs from July / 18 (ANEEL Homologation Resolution No. 2,409 of June 26, 2008).

Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-125,922	-116,565	8.0

The variation is mainly due to the following reason: (i) increase in the depreciation base as a result of the additional decommissioning liability recognized against property, plant and equipment in the fourth quarter of 2018.

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Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Provisions	4Q18	4Q17	Variation (%)	Analysis
	7,276,853	-754,744	-1,064.1

The variation is due to the following reasons: (i) reduction of actuarial provision in the amount of R $ 45,924 thousand due to the predicted surplus of the foundations for 2018; (ii) reversion of Impairment / onerous contract in 2018 in the amount of R $ 7,242,553 thousand as a result of the calculation of a positive Net Present Value (NPV) for the Angra 3 enterprise with the revision of the tariff for the amount of R $ 480 , 00 / MHw based July/18 conducted by the National Council on Energy Policy - CNPE base July/18.

Financial Income	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	1,437	1,563	-8.1	The variation is mainly due to the following reasons: (i) reduction in the balance of financial investments.
Debt Charges	-16,899	-17,290	-2.3	The variation is mainly due to the following reasons: (i) reduction of the level of indebtedness.
Net Exchange Variation	-33,359	-10,448	219.3

The variation is mainly due to the following reason: (i) increase in the balance of suppliers in foreign currency. In 4Q18, there was an increase of R $ 110,683 thousand (EUR 32,302,902.08 and USD 1,145,347.47) in the balance of suppliers in foreign currency, while in 4Q17 the increase was R $ 42,757 thousand (EUR 6,761,799.65 and USD 5,425,903.07)

Net Monetary Correction	-1,750	-7,787	-77.5	The variation is mainly due to the following reasons: (i) reduction of the balance of suppliers in national currency; (ii) increase in the base of judicial deposits.
Other Financial Revenue/Expenses	8,899	-761	-1269.4

The variation is due to the following reasons: (i) reversal of financial expenses in the amount of R $ 49 million related to the fine on retroactive distribution system charge to April / 14 after ANEEL determined the collection made by ENEL Distribuidora; (ii) reduction of the income of the decommissioning fund in 2018 in the amount of R $ 37 million when compared to 2017 due to the exchange effects on the investment portfolio.

Income Tax and CSLL	4Q18	4Q17	Variation (%)	Analysis
Current IR and CSLL	-32,886	-6,146	435.1	The variation is mainly due to the following reasons: (i) IR / CSLL taxation on taxable income.
Deferred IR and CSLL	0	0	0.0
Revenue from Tax Incentives	0	0	0.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company posted, in 4Q18, a result  99% higher that ascertained in 4Q17, going from a profit of R$ 511 million in 4Q17 to a profit of R$ 1,018.4 million in 4Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 4Q18, an increase of 9% compared to 4Q17, going from R$ 1,528 million in 4Q17 to R$ 1,669 million in 4Q18.  The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,318,313	838,812	57.2	The variation is mainly due to the following reason: (i) Eletronorte's participation in Dec/2017, in Auction A-1 product 2018/2019, selling 171.96 MWmed to R$ 177.99 / MWh.
Supply	207,630	349,496	-40.6

The variation is mainly due to the following reasons: (i) the termination of certain contracts concluded with South Reduction (315 Mwmed) and Imerys (10 Mwmed), with a reduction of 28.16% of contracted energy. With this closure, there was a change in the contract portfolio, and the supply revenue increased in counterpart.

Short Term Market (CCEE)	91,311	91,776	-0.5

The variation is mainly due to the following reason: (i) although the amount of energy settled was higher, the reduction in revenue is due to the months in which we were negatively exposed to PLD - Settlement Price of High Differences and to the increase in GSF in 4Q18. PLD Nov/17: R$ 425.18 and Nov/18: R$ 123.92.

O&M Income - Upgraded Power Plants Law 12.783/2013	10,340	3,683	180.7

The variation is mainly due to: (i) RAG's readjustment of the Coaracy Nunes plant, which increased from R $ 938 million in the 2017/2018 cycle (HOMOLOGATING RESOLUTION No. 2.265 / 2017) to R $ 2,262 million in the 2018 / 2019 (HOMOLOGATING RESOLUTION No. 2,421 / 2018), including GAG Melhoria, and the revenue record for Coagacy Nunes' Gag improvement in 4Q18 was R $ 4.7 million considering the receipt from July to December. The expense equivalent to GAG improvement was accounted for under "other expenses".

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
O&M LT renewed by Law 12.783/2013	109,982	121,370	-9.4

The variation is mainly due to the following reasons: (i) RAP tariff readjustment decreased by 2.04% in the 2018/2019 cycle compared to the 2017/2018 period, but partially offset by the increase in efficiency with reduction of discounts due to unavailability of equipment (variable portion); and (ii) (i) the application of IFRS 15 (contractual assets) in 2018, and in 2017 IFRIC 12 (amortized cost) was applied, which resulted in a decrease in the balance of RAP RBNI to 6.4 million in 4Q18.

O&M LT not renewed by Law 12783/2013	204,852	-5,112	4,107.3

The variation is mainly due to the following reason: (i) new measurement of concession assets, which from 2018 will be measured by IFRS 15, while in 2017 it was by IFRIC 12, resulting in an increase in 207 million in 4Q18.

Transmission Construction Income	-4,881	18,712	-126.1

The variation is mainly due to the following reason: (i) The variation is mainly due to the measurement in 2018 of the assets of the concession under IFRS 15, which now considers the RAP of infrastructure approved by Aneel multiplied by the percentage of the margin of (which must be fixed until the end of construction), and no more revenue equivalent to the cost of construction (independent of the approval of costs by Aneel).

Revenue from Return of Investment in Transmission	-85,561	302,326	-128.3

The variation is mainly due to the following reasons: (i) payment of the RBSE indemnity as of July 2017, thus impacting the reduction in the value of depreciation; and (ii) the impact of the adoption of IFRS 9 (fair value), due to a reversal of R $ 259 million in 4Q18, generating a negative balance in the quarter.

Other Incomes	140,426	96,357	45.7	The variation is mainly due to the following reason: (i) sale of INTESA in the order of R $ 53 million. The other items that make up the balance did not change significantly.
Deductions to the Operating Revenue	-323,015	-289,071	11.7	The variation is mainly due to the following reason: (i) charges with PIS, COFINS and ISS, CDE, R & D that directly affect Eletronorte's revenues.
ROL	1,669,397	1,528,349	9.2

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 4Q18, a decrease by 26%  compared to 4Q17, going from R$ 939 million in 4Q17 to R$ 694 million in 4Q18.  The variations of each income account are detailed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-269,490	-403,048	-33.1	The variation is mainly due to the following reasons: (i) the Company's cost reduction policy, which offset the annual adjustment of the collective agreement, offsetting the 1.7% salary adjustment.
Supplies	-9,738	-6,844	42.3

The variation is mainly due to the following reason: (i) acquisition of inputs for the maintenance of Eletronorte's activities, mainly material supply with SIEMENS to service the Tucuruí Hydroelectric Power Plant.

Services	-78,701	-72,295	8.9	The variation is mainly due to the following reason: (i) hiring of services by Samar Service Provider, in the order of R $ 4.0 million.
Volunteer Dismissal Plan (Provision)/ PAE	0	-15,899	-100.0

The variation is mainly due to the following reason: (i) the PDC termination program established by the Holding with guidelines for all companies in the Eletrobrás group, there was no entry in the last quarter of 2018, different from 4Q17.

Other	-204,090	-69,895	192.0
Donations and Contributions	-649	-363	78.8

The variation is mainly due to the following reason: (i) payment in August 2018 to IPAM - Instituto de Pesquisas Ambientais, in the amount of R $ 372 thousand, which only occurred in 2018. The other items that make up the balance did not change relevant information.

Other Operating Expenses	-203,441	-69,532	192.6

The variation is mainly due to the following reason: (i) loss with disposal of R $ 145 MTE; Transmissora Matogrossense R $ 29 million; (ii) Write-off of property, plant and equipment R $ 39 million. (iii) cost recording against GAG improvement, in the amount of about R $ 1.2 million.

TOTAL PMSO	-562,019	-567,981	-1.0

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Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Costs	4Q18	4Q17	Variation (%)	Analysis
Energy Purchased for Resale	-45,558	-133,957	-66.0

The variation is mainly due to the following reason: (i) the purchase of energy in the CCEE by R $ 169 million lower than the previous period due to the PLD price (Nov / 17: R $ 425,18 and Nov / 18 : R $ 123.92)

Fuel	0	0	0.0	Not applicable.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-150,643	-141,747	6.3

The variation is mainly due to the following reason: (i) contractual obligations to the Regulatory Body and taxes arising from the concession of the Company's activity. Therefore, due to the greater use of the power grid, there was an increase in the order of magnitude of R $ 8.9 million, when comparing 4Q18 with 4Q17.

Construction Expense	-18,383	-18,712	-1.8	Not applicable.
Depreciation and Amortization	-84,620	-107,968	-21.6	The variation is mainly due to the following reason: (i) arising from the depreciation and amortization of Eletronorte's fixed assets and intangible assets.

Operating Provisions	4Q18	4Q17	Variation (%)	Analysis
	167,666	30,976	-441.3

The variation is mainly due to the following reasons: (i) impairment reversals and impairment, mainly due to the reversal of SINOP (17 million) and BMTE (51 million), but the positive effects affected by the impairment in Transnorte (R $ 118 million); (ii) PLCD of R $ 115m, mainly related to CEA and Boa Vista, partially offset by the PCLD CERON reversal of R $ 18 million, due to the privatization of this distributor.

Financial Income	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	36,826	25,769	42.9	The variation is mainly due to the following reason: (i) return of the Company's financial investments, which there was an increase in the balance applied in relation to previous periods.
Debt Charges	-60,811	-110,075	-44.8	The variation is mainly due to the following reasons: (i) payment of debts to the holding company of 07 SPE's: AETE, EOLO, MIASSABA, REI DOS VENTOS, BRASNORTE, INTESA and TME.
Interest Paid in Arrears for Energy Sold	28,626	20,077	42.6	The variation is mainly due to the following reason: (i) updating the credits of Boa Vista Energia.
Net Exchange Variation	14,182	-22,259	-163.7	The variation is mainly due to the following reason: (i) loans and financing in foreign currency contracted by the Company with the Holding Company.
Net Monetary Correction	27,795	33,129	-16.1	The variation is mainly due to the following reason: (i) updating of the CERON Debt, which was reduced due to the decrease in the SELIC rate.
Other Financial Revenue/Expenses	-27,973	-69,810	-59.9	The variation is mainly due to the following reason: (i) multimedia revenue of R $ 81 million; service provision of O & M 114 million, North Energia's main contract.
Gains/Losses with Derivatives	-98,675	-30,518	223.3	The variation is mainly due to the following reason: (i) Albras contracts; BHP and Biliton derivatives of the ETE - both are linked to the variation of the dollar and the price of aluminum.

Equity Interests	4Q18	4Q17	Variation (%)	Analysis
Equity Interests	151,845	-30,281	601.5	The variation is mainly due to the following reason: (i) recognition of the results of the SPE's through the equity method, with emphasis on Norte Energia (R$ 214 million).

Income Tax and CSLL	4Q18	4Q17	Variation (%)	Analysis
Current IR and CSLL	-249,749	-156,220	59.9	The variation is mainly due to the following reason: (i) improvement of the Company's pre-tax result from R $ 404.9 to R $ 776, representing a 92% increase when compared to 4Q17.
Deferred IR and CSLL	58,859	155,429	-62.1	The variation is mainly due to the following reason: (i) the RBSE received and also impacted by the reversal of the Pará rate.
Revenue from Tax Incentives	161,668	106,730	51.5

The variation is mainly due to the following reason: (i) the revenue generated by the Tucuruí Hydroelectric Power Plant as a result of the regionalized policy for companies that have settled in the region and meets the requirements established in the State Law through SUDAM.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company posted, in 4Q18, a result  1,566% higher that ascertained in 4Q17, going from a loss of R$ 21,509 million in 4Q17 to a profit of R$ 315 million in 4Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 4Q18, a decrease of 32% compared to 4Q17, going from R$ 2,307 million in 4Q17 to R$ 1,562 million in 4Q18.  The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	897,025	880,994	1.8

The change is mainly due to the following reasons: (i) changes in the company's portfolio of contracts, including: termination of ACR Product 2015-2017 and increase in sales in the ACL for marketer; (ii) seasonality of contracts.

Supply	176,669	106,732	65.5	The variation is mainly due to the following reason: (i) new auctions of the Itumbiara Plant, governed by Law 13,182/158, specific to end-consumers.
Short Term Market (CCEE)	145	101,924	-99.9

The variation is mainly due to the following reasons: (i) variation of the portfolio of contracts; (ii) seasonality of contracts; and mainly (iii) changes in the LDP and GSF, which resulted in a higher settlement of energy in the short-term market in 4Q17 than in the same period in 2018. Due to default in CCEE, the company has made efforts to increase its contracting in the ACL , reducing short-term energy liquidation, but increasing its financial income through new contracting in supply and supply revenues.

O&M Income - Upgraded Power Plants Law 12.783/2013	383,073	214,107	78.9

The variation is mainly due to the following reasons: (i) annual update published through ANEEL Resolution 2421/2018, highlighting GAG for Improvement. The GAG improvement recorded in 4Q18 of approximately R $ 170 million, considering the receipt from July to December 2018. The expense equivalent to GAG improvement, of about R $ 70 million for the same period, recorded in the "others" account.

Generation Construction Income	7,833	19,238	-59.3	No effect on result due to equivalent amount in construction expense.
Transmission
LT incomes not renewed	135,673	8,670	1,464.9

A variação se deve, principalmente, ao seguinte motivo: (i) aplicação do IFRS 15 (ativo contratual), em 2018, sendo que, em 2017, era aplicado o IFRIC 12 (custo amortizado) com as seguintes variações dos demais contratos de Furnas R$ 122,7 milhões e na SPE Transenergia Goiás R$ 4 milhões.

O&M LT renewed by Law 12.783/2013	332,054	336,696	-1.4

A variação se deve, principalmente, ao seguinte motivo: (i)aplicação do IFRS 15 (ativo contratual), em 2018, sendo que, em 2017, era aplicado o IFRIC 12 (custo amortizado); (ii) revisão tarifária do ciclo 2018/2019 da RAP - Receita Anual Permitida das concessões referentes as Linhas de Transmissão prorrogadas nos termos da Lei 12.783/2017, destacando a variação do saldo do AFT CT 062.2001 (R$ 2 milhões).

Revenue from Return of Investment in Transmission	- 350,963	747,210	-147.0

The variation was mainly due to the following reason: (i) lower registration of the remuneration on RBSE's financial asset, which was R $ 2.4 billion, to R $ 1.6 billion, due to the effect of the use of IFRS 9 (fair value); (ii) application of IFRS 15 for the other rates of return, having an effect of R $ 2,762,401.

Transmission Construction Income	165,597	15,006	1,003.5

The variation is mainly due to the following reasons: application of IFRS 15 in 2018, which now considers the infrastructure RAP approved by Aneel multiplied by the percentage of the construction margin at the beginning of the project (which must be fixed until the end of the construction cost), and no more revenue equivalent to the cost of construction (independent of Aneel's approval of costs).

Other Incomes	222,015	269,027	-17.5

A variação se deve, principalmente, ao seguinte motivo: (i) redução na rubrica Ganhos Atuariais (R$ 67.381), tendo em vista que o laudo atuarial passou de R$ 249.214 (dez/2017) para R$ 181.833 (dez/2018), devido principalmente a redução do ajuste Benefício Pós-emprego do Plano BD em R$ 54.822; e (ii) ganho com aquisição em participação na SPE Madeira Energia no montante de R$ 33.971.

Deductions to the Operating Revenue	-407,534	-392,488	3.8	The variation is mainly due to: (i) the end of the ICMS deferral on the purchase of fuel from the UTE Santa Cruz.
ROL	1,561,587	2,307,116	-32.3

Operating Costs and Expenses
Operating Costs and Expenses decreased 56% in 4Q18 compared to 4Q17, going from R$ 2,205.3 million to R$ 962 million, accordinng to the reasons listed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-288,667	-445,836	-35.3

The variation is mainly due to the following reasons: (i) cost reduction program and incentives for dismissals, with a special emphasis on the reduction of Profit Sharing (R $ 81,540), Judicial Agreement ASEF - TETO B (R $ 56 million) , salary (R $ 13 million) and Social Security Employees (R $ 9 million).

Supplies	-16,053	-8,809	82.2

The variation is mainly due to the following reason: i) increase with consumption of materials in the operation and maintenance of electrical installations (R $ 2.2 million); ii) increase in the item Materials - Reprography (R $ 997 thousand); iii) reclassification of the item ICMS-Differences in Operational Tax Rates as per Eletrobras' guidance (R $ 3.9 million).

Services	-229,596	-278,476	-17.6

The variation is mainly due to the following reasons: i) reduction in the Hired Labor (R $ 23.6 million); ii) Atend.Méd.Hosp.Odontol.Credenc (R $ 13 million); iii) Consultancies (R$ 2.7 million); iv) Manut.Conserv.Sist.Serv.Edific (R $ 1.9 million); v) reimbursements (R $ 1.8 million); vi) Social Benefit Meal (R $ 1.6 million); vii) Soft Programming Installation (R $ 1.6 million); viii) Official Publications (R $ 1.4 million); ix) Passage in the Country (R $ 1.3 million), as well as increase in the item Third-Party Service Contractors in R $ 5.8 million.

Volunteer Dismissal Plan / PAE (Provision)	-7,164	-30,231	-76.3

The variation is mainly due to the following reasons: (i) the realized provision of the SAP in 2017, which included a greater number of adhesions to the employee termination program compared to the provision made in 2018 per PDC account.

Other	-104,576	-110,201	-5.1
Donations and Contributions	16,270	-15,576	-204.5

The variation is mainly due to the following reason: (i) the change in the contribution made to CEPEL in the amount of R $ 32 million, whose balance of 2018 was used to offset the Legal obligation of Research & Development.

Other Operating Expenses	-120,846	-94,625	27.7

The variation is mainly due to the following reasons: (i) reduction in the following items: i) Actuarial losses (R $ 16 million); ii) Insurance-Judicial Guarantee (R $ 9 million); iii) Losses in the Disposal of Assets and Rights (R $ 7.4 million), as well as increase in Non-operating Losses due to the decrease in investments in SPEs Itaguaçu of Bahia Energias Renováveis in R $ 22 million and São Galvão in R $ 1 million; (iv) provision of investment expense related to GAG improvement of R $ 71 million.

TOTAL PMSO	-646,056	-873,553	-26.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Costs	4Q18	4Q17	Variation (%)
Energy Purchased for Resale	-180,496	-164,247	9.9

The variation is mainly due to (i) updating the prices of existing contracts, as well as, due to the business opportunity, the agreement of new Energy Purchase contracts, which negatively influenced the sale result.

Fuel	-192,237	-194,189	-1.0	The variation is mainly due to the following reason: (i) variation of power generation via the Santa Cruz Thermoelectric Plant according to dispatches via the National System Operator (ONS).
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-144,821	-149,371	-3.0	The variation is mainly due to the following reason: (i) the reduction of the TUST (Rate of Use of the Transmission System) of some plants.
Construction Expense	-140,419	-34,244	310.1	The variation is mainly due to: (i) Reinforcement and improvements in the transmission system and Santa Cruz TPP.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable.
Depreciation and Amortization	-64,834	-69,690	-7.0	The variation is mainly due to the following reason: (i) effects of an inventory study conducted in December 2017, which provided a new configuration of the Company's assets.

Operating Provisions	4Q18	4Q17	Variation (%)
	407,055	-720,038	-156.53

The variation is mainly due to the following reasons: (i) reversals of impairment of onerous contracts, particularly: UTE Santa Cruz and UHE Funil, which jointly presented the result of R $ 115 million; UHEs Simplício and Batalha, which together reverted to R $ 88 million .; and Madeira Energia SPEs with R $ 161 million; São Manoel Energy Company with R $ 56 million; Transenergia Goiás with R $ 54 million; São Bartolomeu Valley with R $ 48 million; Renewable Transenergy with R $ 43 million; Transmitting Minas Triangle with R $ 41 million.

Financial Income	4Q18	4Q17	Variation (%)
Financial Investments Incomes	18,685	3,739	399.7

The variation is mainly due to the following reason: (i) increase in the income of Caixa Econômica Federal (R $ 9.3 million); ii) increase in the yields of Banco do Brasil SA (R $ 5.5 million); iii) reduction in Bradesco's revenues (R $ 56 thousand).

Financial Investments Revenues	702	834	-15.8

The variation is mainly due to the following reason: (i) a reduction in income from charges on refinancing electric energy in the net amount of R $ 126 thousand, due to the increase in CELG charges by R $ 297 thousand and a reduction of CEA in R $ -423 thousand due to settlement than in April 2018.

Debt Charges	-170,974	-203,991	-16.2

The variation is mainly due to the following reasons: (i) settlement of the domestic currency loan with Eletrobras in the amount of R $ 17 million and reduction of indebtedness with financial institutions in the total amount of R $ 16.6 million.

Interest Paid in Arrears for Energy Sold	12,924	2,665	385.0	The variation is mainly due to the following reasons: (i) increase in customer delinquency, mainly the traditional energy payment delay of R $ 9.5 million.
Net Exchange Variation	11,393	-15,973	171.3

The variation is mainly due to the following reasons: (i) increase in revenues from exchange variation on energy (R $ 1.2 million) and other current assets (R $ 322 thousand); and (ii) recording of foreign exchange variation expense on loans obtained in the 4Q18 in the amount of R $ 29.1 million.

Net Monetary Correction	-24,539	-12,245	-100.4

The variation is mainly due to the following reasons: (i) increase in the IGPM variation over Refinancing in (R $ 5.4 million); as well as a decrease in the monetary restatement of the Judicial Deposits - 4Q17 / 4Q18 in R $ 2.6 million and adjustment to the amount receivable as a result of the reduction of capital of Madeira Energia - MESA accounted in the period in the amount of R $ 5.7 million.

Other Financial Revenue/Expenses	76,293	-23,241	428.3

The variation is mainly due to the following reasons: (i) a fine on tax assessments (R $ 2.9 million); ii) IOF on Loans (R $ 1.6 million); iii) Interest on Long-term Receivables from COFINS (R $ 816 thousand); iv) Update - PERT 2017 (R $ 659 thousand).

Gains/Losses with Derivatives	0	0	0.0	Not applicable.

Equity Interest	4Q18	4Q17	Variation (%)
	-136,695	55,751	-345.2

The variation is mainly due to the following reasons: (i) reduction in the equity method of the following companies: Madeira Energy R $ 325,044, Itaguaçu da Bahia Renewable Energies R $ 69,503, Electrical Interconnection of Madeira R $ 49,821 and Triângulo Mineiro R $ 31,159 , partially offset by the increase in Belo Monte Transmissora MEP R $ 141,120. The change in Madeira Energia's results is due to the following factors: (a) the updating of amounts with the shareholders, which in September / 18 were paid as capital increase, (b) the recognition of IR and CS losses arising from an increase in the participation of Furnas in the SPE, which led to an adjustment in the equity method. Itaguaçu da Bahia was impacted in 2017 by the recognition of an exceptional revenue with the reversion of the onerous contract. The Electrical Interconnection of Madeira and Belo Monte were impacted by the adjustments resulting from the adoption of IFRS 15 in the calculation of the financial asset.

Income Tax and CSLL	4Q18	4Q17	Variation (%)
Current IR and CSLL	-433,581	-130,214	233.0

The variation is mainly due to the following reason (i) tax provisions are adjusted monthly (Real Profit) and their variation is mainly due to the receipt of the RBSE indemnity initiated in July 2017. The increase in current IR / CS expenses is also impacted by the effect of offsetting tax losses and negative bases from previous periods, which is lower than the 30% lock-up imposed by the RFB in 2017.

Deferred IR and CSLL	370,529	201,237	84.1

The variation is mainly due to the following reason: (i) in July 2017, we began recording the write-off of the deferred income tax liability due to those received from the RBSE indemnity and also reflects the tax effects arising from the requirements of IN SRFB 1771/2017 (CPC 47).

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company posted, in 4Q18, an income 31.35% higher than the one recorded in the 4Q17, changing from a loss of R$ 124 million in 4Q17 to a loss of BRL 85 million in 4Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 8.61% in 4Q18, compared to 4Q17, changing from R$ 558 million in 4Q17 to R$ 510 million in 4Q18. The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	224,956	263,931	-14.8

The variation is mainly due to the following reasons: (i) price variation in the ACL, with prices influenced by the average LDP, mainly for short-term contracts. The energy generated by SHPs, wind power and energy purchased for resale through Power Purchase Agreement signed with ESBR and Teles Pires hydro power generation SPEs and Hermenegildo I, II, III and Chuí IX wind power SPEs, are resold in the ACL or liquidated at PLD (CCEE). The resale in the ACL for energy purchased by Eletrosul, considered only supply contracts, was 240 average MW.

Supply	4,905	4,969	-1.3

The variation was mainly due to: (i) variation of price in long term contracts executed by the end of 2015, in the ACL environment, amounting to average 10 MW, with specific prices for each year of supply. The term of contracts is until December 2018.

Short Term Market (CCEE)	11,623	170	6,737.1

The variation was mainly due: (i) the Settlement at Dispute Settlement Price - PLD, performed at CCEE, depends on the amount sold in ACL, GSF expectations and prices, and company strategies. In 4Q18, the company settled a higher volume of energy by PLD compared to 4Q17.

Generation Construction Income	0	0	0.0
Transmission
RAPs LT not renewed	118,010	30,518	286.7

The variation was mainly due to: (i) increase in the RAP installments due to the IPCA adjustment, amounting to BRL 3.2 million; and (ii) adjustments resulting from the application of IFRS 15 (CPC 47), effective as of January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts. In 4Q17, IFRIC 12/ICPC 01 was applied.  The net accounting effect of the change related to the accounting year of 2018 was recognized in December 2018 (BRL 82.6 million). It should be noted that the transmission revenues need to be jointly analyzed, that is, also evaluating those connected to the Financial entry.

O&M LT renewed by Law 12.783/2013	188,754	170,961	10.4

The variation was mainly due to: (i) increase in the RAP installments due to the IPCA adjustment, amounting to BRL 5.2 million; and (ii) adjustments resulting from the application of IFRS 15 (CPC 47), effective as of January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts. In 4Q17, IFRIC 12/ICPC 01 was applied. Additionally, the item included resolutions inherent to the renewed contract. The net effect of the change related to the accounting year of 2018, already discounting the deficit/surplus of the collection of system and adjustments, was recognized in December 2018, amounting to BRL 10.8 million.

Revenue from Return of Investment in Transmission	4,468	113,068	-96.0

The variation was mainly due to: (i) adjustments resulting from the change in the accounting criteria for the assets generated by transmission concession contracts. As of January 1, 2018, the criteria for accounting for such assets started abiding by IFRS 15/CPC 47, and not IFRIC12/ICPC 01, which changed the amount of financial income; and (ii) change in the measurement of the balance receivable connected to RBSE. As of January 1, 2018, the asset was measured at fair value, as established by IFRS9/CPC 48, and not at amortized cost any longer, a fact that increased the financial income. At fair value, the asset is measured based on NTN-B, and the variations arising from changes thereto are recognized in the income for the period, regardless of financial performance. The accounting effects of the change were recognized in December 2018.

Transmission Construction Income	11,056	30,616	-63.9

The variation was mainly due to: (i) in 2018, there was a smaller volume of investments compared to the previous year, which may be perceived by recording the cost of construction; and (ii) adjustments resulting from the application of IFRS 15 (CPC 47), effective as of January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts.  In 4Q17, IFRIC 12/ICPC 01 was applied.  The accounting effect of the change related to the accounting year of 2018 was recognized in December 2018.

Other Incomes	15,747	18,757	-16.0

The variation was mainly due to: (i) in December 2017 there was recognition of revenue connected to an infrastructure sharing contract with a telephone company, in a volume higher than those recorded monthly in subsequent periods, but it was a non-recurring event.

Deductions to the Operating Revenue	-69,867	-75,346	-7.3

The variation was mainly due to: (i) reduction of the volume of regulatory transmission income, by the variation of volume invoiced connected to RBSE.  Over the last quarter of 2017, the revenue was BRL 121.3 million, whereas, over the last quarter of 2018, the volume was BRL 87.1 million. It should be noted that taxes are calculated based on regulatory accounting; and (ii) reduction of the volume of energy supply revenue.

ROL	509,652	557,644	-8.6

Operating Costs and Expenses
Operating Expenses and Costs posted, in 4Q18, a decrease by 31% compared to 4Q17, from R$ 575 million to R$ 397 million, with the variations listed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-141,903	-159,951	-11.3

The variation was mainly due to: (i) an 1.69% adjustment applied from July 2018; set off by (ii) a reduction of staff, due to the dismissal until December 2017 of 194 employees who joined the PAE - Extraordinary Retirement Plan, of which 120 were in the actual staff, i.e., more than 9% of the staff; and (iii) changes in the management and hazard pay, which led tgo a reduction in the amount spent on it, since there are fewer employees connected to risk activities.

Supplies	-2,926	-3,577	-18.2	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of lieu of payment.
Services	-31,915	-33,377	-4.4	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of lieu of payment.
Volunteer Dismissal Plan (Provision)/ PAE	-9,726	-264	3,584.1

The variation was mainly due to: (i) the initial recognition of the obligations estimated with the Extraordinary Retirement Program (PAE), happening in June 2017, and in 4Q17, there was only adjustment of the provision; Whereas in 2018, there was a new dismissal program, known as the Agreed Dismissal Plan (PDC), with an adhesion period up to November 2018. Thus, in the last quarter of 2018, expenses connedted to it were entered. It should be noted that there were 112 dismissals of employees who joined the PDC, and out of these, 90 were part of the staff.

Other	26,127	-171,540	-115.2

The variation is mainly due to the registrations made in 2017: (i) result of a change in the percentage of ownership interest in the Livramento, Chuí and Santa Vitória do Palmar SPEs, in the amount of R $ 380 million; (ii) gain from an advantageous purchase in SPE Santa Vitória do Palmar, in the amount of R $ 33 million; (iii) gain on the sale of investees, of R $ 85 million, offset by (iv) provision for losses on investments, mainly SPEs Livramento Holding (R $ 234 million) and Chuí Holding (R $ 373 million) in business combination; (v) constitution of an actuarial provision in the amount of R $ 20 million; and (vi) regulatory contingency recognition related to the RBNI indemnity, in the amount of R $ 26 million, related to amounts claimed by Celesc Distribuição.

Donations and Contributions	0	0	0.0
Other Operating Expenses	26,127	-171,540	-115.2
TOTAL PMSO	-160,343	-368,709	-56.5

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Costs	4Q18	4Q17	Variation (%)	Analysis
Energy Purchased for Resale	-105,226	-77,509	35.8

The variation was mainly due to: (i) Eletrosul has a Power Purchase Agreement - PPA executed with SPEs for hydraulic generation ESBR and Teles Pires, and SPEs for wind power generation Hermenegildo I, II, III and Chuí IX.  As of January 2018, due to the Datio in Solutum happening at the end of 2017, the wind power generation SPE’s were transferred to the holding company and Eletrosul’s point of view is no longer consolidated in this, i.e., the amounts are entered in the account of energy purchased for resale; and (ii) price variation (contractual adjustments).

Fuel	0	0	0.0	not applicable
Charges for the Use of the Electricity Grid	-5,876	-6,564	-10.5	The reduction was mainly due to: (i) transfer to Eletrobras of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a lieu of payment.
Construction Expense	-5,045	-30,616	-83.5

The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company. The constructions are linked to Aneel's authorizing resolutions and improvements to the existing system.

Depreciation and Amortization	-46,701	-44,476	5.0	The increase was mainly due to: (i) adjustment in the Central Administration’s asset entries, made by the Parent Company, reflecting depreciation.

Operating Provisions	4Q18	4Q17	Variation (%)	Analysis
	-73,416	-47,154	55.7

The variation was mainly due to: (i) in 2017, there was adjustment of impairment at BRL 60 million performed by consolidades wind power SPE’s Hermenegildo I, II and III, and Chuí IX. It should be noted that said SPE’s were sold to Eletrobras in December 2018, through a Process of Datio in Solutum;
(iii)  In December 2017, a provision was made for losses in investments, mainly in SPE’s TSBE (BRL 8 million) and ESBR Participações (BRL 112 million) arising from asset value assessment, set off by the impairment reversal in Teles Pires Participações, amounting to BRL 156 million; and
(iii) in 2018, a provision for losses connected to SPE ESBR (BRL 82 million), reversal of Impairment connected to SPE Livramento (BRL 18 million), and book of losses connected to SPE Fote BRL 13 million).

Financial Income	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	15,414	11,410	35.1	The increase was mainly due to: (i) variation in the amount of available funds and securities, as well as the yield of financial investments.
Debt Charges - Loans and Financing	-50,909	-95,954	-46.9

The variation was mainly due to: (i) decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8727/93, with which BRL 470 million of loans were paid, as well as Datio in Solutum, made in December 2017, through which interests in wind power generation SPE’s were transferred to Eletrobras, which enabled the payment of BRL 939 million of loans. In June 2018, there was also a Datio in Solutum, through which were interests in transmission SPE’s were transferred to Eletrobras, which made possible the payment of BRL 87 million of loans; and (ii) wind power SPE’s Hermenegildo I, II, III and Chuí IV, and transmission SPE Uirapuru, transferred to Eletrobras, were consolidated.

Debt Charges - Suppliers	-145	-2,565	-94.3	The reduction found was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of lieu of payment.
Interest Paid in Arrears	0	0	0.0
Net Exchange Variation	12,280	-13,360	191.9	The variation was mainly due to: (i) Financing contract in Euro currency, given that there was volatility over the quarter, with periods of increase and a period of reduction of the quotation.
Net Monetary Correction	-6,591	-21,206	-68.9

The variation is mainly due to: (i) a decrease in the outstanding balance of loan agreements due to amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727 / 93 with which R $ 470 million of loans were paid, as well as Dation in Payment, made in December 2017, through which were transferred participations in SPEs of wind generation to Eletrobras, which made possible the payment of R $ 939 million of loans. In June 2018, there was also a Dation in Payment, through which were transferred participations in SPEs of transmission to Eletrobras, which made possible the payment of R $ 87 million of loans.

Other Financial Revenue/Expenses	-5,720	-13,573	-57.9

The variation was mainly due to: (i) the recognition, in 2017, of financial expense inherent to the regulatory contingency – indemnity of RBNI assets. The initial balance was adjusted to BRL 20.6 million, which led to an increase of financial expenses in 2017, although as non-recurring event.

Equity Interests (Equity)	4Q18	4Q17	Variation (%)	Analysis
	-123,790	-16,823	635.8

The variation was mainly due to: (i) In December 2017, through the process of Dation in Solutum, Santa Vitória do Palmar and Chuí SPE’s were transferred to Eletrobras. The result of their interest in the same quarter was positive by BRL 20.0 million; (ii) after a business combination made in December 2017, SPE Livramento started being consolidated. The result of the equity interest in it, over the last quarter of 2017 was negative by BRL 14.3 million; (iii) after the exchange of assets made at the end of August 2018, SPE TSBE started being consolidated. The result of the equity interest in it, over the last quarter of 2017, was negative by BRL 27.6 million; and (iv) in the fourth quarter of 2018, the interest in ESBR was negative by BRL 101.3 million, whereas, over the same period of the previous accounting year, the result was positive by BRL 37.6 million. The negative result under ESBR was due to the recognition of the impairment made by it, amounting to BRL 748.5 million (considering the percentage interest in the SPE of 20%, the amount is BRL 149.7 million).

Income Tax and CSLL	4Q18	4Q17	Variation (%)	Analysis
Current IR and CSLL	-59,024	-28,849	104.6	The variation was mainly due to: (i) increase in the current base as a result of the change in taxable income.
Deferred IR and CSLL	22,895	76,632	-70.1	The variation was mainly due to: (i) in 2017, there was a greater volume of provisions for losses for investments, and expenses connected to the actuarial calculation. Taxation on them is deferred.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company posted, in 4Q18, an income 114% higher than the recorded in 4Q17, changing from a loss of BRL 143 million in 4Q17 to a profit of BRL 21 million in 4Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 4Q18, by 103% vis-à-vis 4Q17, from BRL 117 million in 4Q17 to BRL 238 million in 4Q18. The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	303,210	159,645	89.9	The variation was mainly due to (i) revenue from independent producers of PIES and four Gas Power Plants which were received from Amazonas Distribudiora de Energia, after deverticalization.
Supply	0	0	0	Not applicable.
Short Term Market (CCEE)	44,551	0	100.0

The variation is mainly due to: (i) increase due to the MCP revenue from UTE Mauá 3, sold to the LDP for the months of October and November / 18. In 2017, there was no revenue related to this operation since the plant was not in operation.

Generation Construction Income	0	0	0	Not applicable.
Transmission
RAPs LT not renewed	38,419	328	11,613.1	The variation is mainly due to (i) the new measurement of concession assets, which from 2018 will be measured by IFRS 15, while in 2017 it was by IFRIC 12.
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable.
Revenue from Return of Investment in Transmission	-35,878	15,296	-334.6

The variation is mainly due to (i) adjustments resulting from the change in the accounting criteria for the assets generated by the transmission concession agreements. As of 01/01/2018, the criteria for accounting for these assets are now determined in accordance with IFRS 15 / CPC 47 and no longer IFRIC 12 / ICPC 01, which changed the amount of financial income.

Transmission Construction Income	22,339	6,020	271.1

The variation is mainly due to (i) increase due to the additions of fixed assets from October to December; (ii) adjustments resulting from the application of IFRS 15 (CPC 47), effective January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts. In 4Q17, IFRIC 12 / ICPC 01 was applied. The accounting effect of the change related to the year 2018 was recognized in December 2018.

Other Incomes
Deductions to the Operating Revenue	-134,931	-64,302	109.8

The variation was mainly due to the (i) increase in the deductions (PIS/COFINS) due to the MCP revenue from Mauá 3 power plant sold to PLD for the months of October and November 2018. In 2017, there was not income connected to such operation Also in December 2018, there was deduction from the revenue of independent producers of PIES and four Gas Power Plants which was received from Amazonas Distribudiora - AMD, de-verticalization.

ROL	237,710	116,987	103.2

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 4Q18, a decrease of 156% compared to 4Q17, from the negative value of BRL 207 million to a reversal of BRL 116 million, presenting the variations listed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-45,594	-36,782	24.0	The variation is mainly due to: (i) record of indemnities referring to the 46 employees who joined the Consensual dismissal process, with a cost of approximately R $ 9.2 million.
Supplies	-2,525	-11,537	-78

The variation was mainly due to (i) reduction in 4Q18, compared to the same period in 2017, due to the maintenance of the power plants, especially the power plants of the Mauá complex, happening in 2017, which did not happen in the same period of 2018.

Services	-24,946	-30,436	-18.0	The variation is mainly due to (i) reduction as a result of the termination of maintenance of UTE Mauá 3 and Aparecida UTE.
Volunteer Dismissal Plan (Provision)	0	0	0.0	not applicable.
Other	76,648	-9,738	-887.1

The variation is mainly due to: (i) Short-Term Market Expense Recovery - MCP referring to ANEEL Decree no. 211 of January 26, 2018 and no. 628 of March 20, 2018, regarding the reimbursement to Amazonas GT of the costs with the test operation of the generating units of the thermoelectric plants UTE São José and UTE Flores, as well as reimbursement of costs with the operation of the UTE's Mauá Block 3, Iranduba and Flores; (ii) increase in the expense recovery account due to the agreement made with Petrobras on a) the difference between the contractual provisional price and the ANP tariff, in the amount of R $ 40,712.mil and b) reimbursement to UTE Mauá of the collection in duplicate in the amount of R $ 27,194 reais.

Donations and Contributions	0	0	0.0
Other Operating Expenses	76,648	-9,738	-887.1
TOTAL PMSO	3,583	-88,493	-104.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

Operating Costs	4Q18	4Q17	Variation (%)	Analysis
Energy Purchased for Resale	349,696	-172,821	-302.3

The variation is mainly due to (i) non-recurring effects of energy bill postings due to the PIES, and treated, under IFRS, as Leasing Companies (PIES). This launch is considered a reduction of this energy account purchased for resale and has amortization effect of the liabilities related to this lease. The effect is non-recurrent because it refers to the launch from January to December 2018, due to the de-verticalization process of Amazonas only occurred in December / 18. The positive effect of this reversal is offset, in the result, by the recording of financial expenses, of R $ 308 million, related to leasing charges. This launch also affected the depreciation account by R $ 57 million.

Fuel	-417,015	-337,025	-239.3

The variation is mainly due to (i) the increase of fuel and rental companies as a function of gas consumption for the Mauá 3 plant (TG1 and TG2). In the same period of 2017, there was no gas consumption; (ii) increased consumption for the PIES and Gas plants that were received from Amazonas Distribuidora de Energia, after the final de-verticalization process.

(-) Recovery of CCC Expenses	318,989	407,374
Charges for the Use of the Electricity Grid	-6,876	-14,283	-51.9

The variation was mainly due to: (i) provisions of EUST and EUSD Charges happening in 2017, provided that the notes were not recorded on accrual basis, as Amazonas Energia, in 4Q17, was responsible for issuing the collection invoices.

Construction Expense	-28,969	-6,020	381.2	The variation is mainly due to: (i) increase due to the additions of property, plant and equipment from October to December.
Depreciation and Amortization	-69,718	-11,632	499.4

The variation is mainly due to: (i) the registrations of the independent producers (leasing / leasing) and in-plant mills in December / 18, according to the finalization of the unbundling of Amazonas Distribuidora de Energia, of R $ 57 million. In 2017, there was no such operation.

Operating Provisions	4Q18	4Q17	Variation (%)	Analysis
	-33,372	16,286	-304.9

The variation is mainly due to: (i) impairment of R$ 4.7 million (ii) provision for expected losses of R$ 9 million related to amounts with El Paso Rio Negro, considering the probability of not realizing this asset.

Financial Income	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	2,521	1,079	133.6	The variation is mainly due to: (i) higher financial investment due to the increase in M2 revenue from TG2 and Mauá TV 3.
Debt Charges	-49,727	-58,740	-15.3	The variation was mainly due to: (i) in the period from January to December 2017, the rates used for the adjustment of charges were higher than in the same period of 2018.
Leasing Charges	-308,770	0	100.0	The variation is mainly due to: (i) non-recurring effects of the postings of energy bills due to the PIES, and treated, under IFRS, as leasing leasing (PIES), in the amount of R$ 308 million.
Interest Paid in Arrears	0	0	0.0	not applicable
Net Exchange Variation	-2,892	0	100.0	The variation is mainly due to: settlement of invoices from MTU Maintence supplier for scheduled maintenance of plants.
Net Monetary Correction	-11,453	-766	1395.2	The variation was mainly due to: (i) reversal of judicial deposits by the claimant; (ii) reduction in the indexes used to adjust judicial deposits on assets.
Other Financial Revenue/Expenses	47,054	-6,601	812.8	The variation was mainly due to: (i) the increase in interest and penalties arising from the invoices of CCVE’s received in arrears in 4Q18, increasing revenues.

Income Tax and CSLL	4Q18	4Q17	Variation (%)	Analysis
Current IR and CSLL	-10,227	-4,690	118.1	The variation was mainly due to: (i) an impact of the increase of tax base.
Deferred IR and CSLL	0	16,447	-100.0	The variation was mainly due to: (i) amortization of 6/12 of the year of 2018, resulting from IR and CSLL levied on RAP retroactively to 2017.
Revenue from Tax Incentives	0	0	0.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company posted, in 4Q18, an income 203% higher than that recorded in 4Q17, changing from a loss of R$ 577 million in 4Q17 to a profit of R$ 591 million in 4Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue decreased, in 4Q18, by 20% vis-à-vis 4Q17, from R$ 148 million in 4Q17 to R$ 118 million in 4Q18. The variations of each income account are detailed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	131,698	169,778	-22.4	The variation was mainly due to: (i) partial depreciation of the ACR contracts and reduction of the volume of energy sales in ACL by reduction of PLD over the first half of 2018.
Other Incomes	754	746	1.1	The variation was mainly due to: (i) increase in the trading of ashes over the period.
Deductions to the Operating Revenue	-14,440	-22,807	-36.7

The variation was mainly due to: (i) RGR increase in the settlement of accounts of ANEEL in 2018. The RGR increase is due to the settlement of accounts for 2018, with the revision of the 2016 values (two years before) and the 2018-2019 forecast. As in 2016, CGTEE’s RGR values were not charged by ANEEL, in this settlement of accounts, virtually both cycles were due).

ROL	118,012	147,717	-20.1

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 4Q18, a decrease of 202% compared to 4Q17, from the negative value of R$ 610 million to a reversal of R$ 620 million, presenting the variations listed below:

PMSO	4Q18	4Q17	Variation (%)	Analysis
Personnel	-23,957	-26,008	-7.9

The variation was mainly due to: (i) reduction of personnel costs due to adhesion to voluntary redundancy plans. 343 employees by the end of 2018 and 406 by the end of 2017, variation of 63 employees dismissed over the accounting year. The reduction in the accounting year of 2018 is about R$ 77 million.

Supplies	-21,540	-26,753	-19.5	The variation was mainly due to: (i) reduction of cost with material in 4Q18, because Overhaul is being prepared.
Services	-10,032	-10,262	-2.2	The variation was mainly due: (i) adjustment of the services for operation of Candiota III HPP.
Volunteer Dismissal Plan (Provision)/ PAE	-1,428	0	100.0

The variation was mainly due to: (i) reduction of the cost per exit of personnel with payroll time. On December 18, the provision for PDC was R$ 1.4 million. In 2017, the provision was entered in June 2017, amounting to BRL 46 million, therefore, in 4 ITR 2017, there was no provision.

Other	-25,159	-32,188	-21.8	The variation was mainly due to: (i) reduction by transfer of the headquarters to Candiota in 2017
Donations and Contributions	0	0	0
Other Operating Expenses	-25,159	-32,188	-21.8
TOTAL PMSO	-82,116	-95,211	-13.8

Operating Costs	4Q18	4Q17	Variation (%)	Analysis
Energy Purchased for Resale	-55,405	-55,627	-0.4	The variation was mainly due to: (i) small reduction in the volume of energy purchases by low PLD.
Fuel	-27,432	-32,944	-38.7

The variation is mainly due to the following reasons: (i) reduction by the end of operation of UGC UPresident Médici - phase A and B, on 12/31/2017, termination of UGC Candiota III - phase C, on December 20, 2018 for the Overhaul.

(-) Recovery of CCC Expenses	23,989	27,330
Charges for the Use of the Electricity Grid	-12,051	-11,844	1.7	The variation was mainly due to: (i) increase by adjustment of contract by ANEEL
Construction Expense	0	0	0	Not applicable.
Depreciation and Amortization	-14,570	-14,288	2.0	The variation was mainly due to: (i) placement of assets in use at the end of the installation.

Operating Provisions	4Q18	4Q17	Variation (%)	Analysis
	787,794	-427,497	-284.3

The variation is mainly due to the following reason: (i) Reversion of R $ 294 million of Impairment of the UGC Candiota III; (ii) reversal by reclassification from probable to possible of R $ 385 million in civil provisions related to arbitration with KFW; (iii) R $ 52 million in reversal of labor provisions, R $ 45 million in environmental actions and a further R $ 12 million in tax benefits.

Financial Income	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	1,702	1,113	52.9

The variation is mainly due to the following reason: (i) increased availability of resources applied to meet overhaul demand. The funds received to Invest in Overhaul are invested in the BB Fund to remunerate the resources received until the actual payment of the investment.

Debt Charges	-146,934	-102,406	43.5	The variation was mainly due to: (i) increase resulting from the AFAC adjustment by SELIC.
Net Exchange Variation	0	0	0.0	Not applicable.
Net Monetary Correction	0	0	0.0	Not applicable.
Other Financial Revenue/Expenses	-33	-11,229	-99.7

The variation was mainly due to: (i) reduction by reclassification of the Fines account in loans to group of debt charges; (ii) small amount charged from customers for the receipt of overdue securities.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 4Q18
Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company posted, in 4Q18, an income 81% lower than that ascertained in 4Q17, changing from a profit of BRL 30,786 million in 4Q17 to a profit of BRL 5.9 million in 4Q18, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs posted, in 4Q18, a decrease by 83% compared to 4Q17, from BRL 20 million to BRL 3.5 million, with the variations listed below:

Gross Revenue	4Q18	4Q17	Variation (%)	Analysis
Other Incomes	0	46,536	-100.0

The variation is mainly due to the following reason: (i) sale of CPFL shares in 2017, and in 2018 the sale of Eletropaulo shares did not carry over the result. In 2018, IFRS9 entered into force, therefore, both changes in market value and the sale of assets were recorded in Shareholders' Equity.

ROL	0	46,536	0.0

Personnel, Material, Services and Others (PMSO) - BRL Thousand	4Q18	4Q17	Variation (%)	Analysis
Personnel	-801	-1,079	-25.8	The variation was mainly due to: (i) reversal of the officers’ PLR balances for the periods from 2015 to 2017 due to non-payment.
Supplies	0	-1	-100.0

The variation was mainly due to: (i) expenses upon demand. The materials used by Eletropar are basically stationery. Purchases are made for inventory maintenance and, to the extent they are used, new purchases shall happen. Such purchases are not made with schedules, but upon demand.

Services	-415	-371	11.9	The variation was mainly due to: (i) expenses with legal advisories.
Other	-675	-158	327.2

The variation is mainly due to the following reasons: (i) increase in tax expenses. In 2018 there was an increase in PIS / COFINS expenses related to the declaration of payment of Interest on Own Capital of Investments CTEEP and EMAE. This did not happen in 2017.

Depreciation and Amortization	-6	-6	0.0
Other Operating Expenses	-669	-152	340.1
TOTAL PMSO	-1,891	-1,609	17.5

Operating Provisions - BRL Thousand	4Q18	4Q17	Variation (%)	Analysis
	-1,591	-18,460	-91.4	The variation was mainly due to: (i) reversal of part of Eletronet’s provisions.

Financial Result - BRL Thousand	4Q18	4Q17	Variation (%)	Analysis
Financial Investments Incomes	2,131	1,106	92.7	The variation was mainly due to: (i) higher value applied in investment funds; (ii) income from equity method applied to CTEEP.
Other Financial Revenue/Expenses	-143	109	-231.2	The variation was mainly due to: (i) amounts received from Eletronet; (ii) adjustment of the dividends to be paid by SELIC.

Equity Interests (Equity) - BRL Thousand	4Q18	4Q17	Variation (%)	Analysis
	9,269	14,133	-34.4

The variation is mainly due to the following reason: (i) higher equivalence income with CTEEP in 2017, due to the reversal of an actuarial provision that was made at CTEEP to adjust accounting policies between the investee and Eletrobras Companies.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - BRL Thousand	4Q18	4Q17	Variation (%)	Analysis
Current IR and CSLL	-1,921	-11,029	-82.6	The variation was mainly due to: (i) the sale of CPFL’s shares in 2017 went into effect, and, in 2018, the sale of Eletropaulo was not.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsibility (a)	Integral Responsibility under terms of 13,182/15 Law (b)	Integral Responsibility under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Net Physical Aggregation 2018	Total (a+b+c+d+e)
Eletrobras Holding (1)	0	0	0	2,007	0	823	2,007
Eletronorte	8,915	-	78	1,587	-	194	10,580
Chesf	65	1,864	8,395	2,044	0	209	12,367
Furnas	2,007	2,082	4,617	2,923	403	152	12,032
Eletronuclear	1,990	0	0	-	0	-	1,990
Eletrosul	476	0	0	1,220	0	-	1,696
CGTEE	350	0	0	-	0	(63)	350
Itaipu Binacional	7,000	0	0	-	0	-	7,000
Amazonas G&T	1,372	0	0	-	0	352	1,372
Distribution Companies	406	0	0	-	0	-	406
Total	22,581	3,946	13,090	9,781	403	1,667	49,801
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsibility (a)	Integral Responsibility under O&M Regime (b)	SPE (c)	Net Physical Aggregation 2018	Total (a+b+c)
Eletrobras Holding	-	-	1,026	1,026	1,026
Eletronorte	1,735	9,277	1,694	(1,396)	12,706
Chesf	1,621	18,965	1,461	(138)	22,047
Furnas	1,609	18,805	2,362	(62)	22,776
Eletrosul	1,564	9,513	1,046	(46)	12,123
Amazonas G&T	390	-	-	-	390
Total	6,919	56,560	7,589	(616)	71,068

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)				RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q18	2Q18	3Q18	4Q18	MW Average	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,019.10	8,781,210	10,146,782	5,488,725	6,983,218	360.77	262.64	AUCTION PRODUCT 2014 - 2019 AUCTION PRODUCT 2018 - 2019	3,277.96
	HPP Samuel	RO	Jul-89	Sep-29	216.75	92.70	275,024	242,161	139,706	156,045	-	-	-	45.29
	HPP Curuá-Una (1)	PA	Apr-77	Jul-28	30.30	24.80	51,155	63,378	57,512	54,828	-	-	-	-
	TPP Santana	AP	Mar-93	Dec-24	24.00	-	-	-	-	-	-	-	-	-
	TPP Senador Arnon Afonso Farias de Mello (2)	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug-24	85.99	-	-	-	-	-	-	-	-	-
	TPP Araguaia (3)	MT	Apr-16	(3)	23.10	-	30,389	18,537	78	-	-	-	-	-
Chesf	Curemas	PB	Jun-57	Nov-24	3.52	1	-	-	-	-	-	-	-	-
	Camaçari (4)	BA	Feb-79	Aug-27	-	-	-	-	-	0	-	-	-	-
	Casa Nova II (5)	BA	Dec-17	Dec-37	32.9	8.66	12,360.73	21,980.50	30,446.07	21,403.47	6	166	-	2.16
	Casa Nova III (6)	BA	Jan-18	Dec-37	28.20	9.14	11,495.08	19,303.87	27,896.07	20,816.52	7	166	-	1
Furnas	Mascarenhas de Moraes (7) (8)	MG	Apr-57	Jan-24	476.00	289.50	255,779.97	157,246.03	368,758.70	378,886.33	66	342	13th LEE 2014 - Dec 2019	148.55
	Simplício (9)	RJ	Jun-13	Aug-41	305.70	175.40	480,960.03	239,084.19	136,347.00	300,671.33	185	228.90	1st LEN 2005 - Dec/2039
	Anta (10)	RJ	Aug-18	Aug-41	28.00	15.90	-	-	27,762.05	33,127.40	(10)	(10)	(10)	(10)
	Batalha	MG	May-14	Aug-41	52.50	48.80	43,842.47	33,372.42	69,116.61	38,937.43	47	226.58	1st LEN 2005 - Dec/2039
	Serra da Mesa (48,46%) (7) (11) (12)	GO	Apr-98	Sep-40	1,275.00	637.50	541,862.08	377,653.94	785,522.77	1,046,163.56	144	342.45	13th LEE 2014 - Dec/2019	325.18
	Manso (70%) (7) (11)	MT	Nov-00	Feb-35	210.00	87.80	286,668.29	146,136.39	130,081.92	131,911.12	90	211.55	1st LEN 2005 - Dec/2037 1st LEN 2005 - Dec/2039
	Santa Cruz (13)	RJ	Jul-67	Jul-15	350.00	401.20	437,895.47	716,381.60	673,733.00	591,286.54	246	111.98	5th LEN 2012 - Dec/2026
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	69.60	0.00	5,853.06	-	-	0	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,382,288	1,391,651	1,424,579	774,810	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	1,699,000	2,973,472	3,021,755	3,007,099	-	-	-	-
Eletrosul	HPP Governador Jayme Canet Júnior (14)	PR	Nov-12	Jul-42	177.94	96.90	368,340	241,754	88,776	220,706	94.08	217.93	Dec-40	-
	HPP Passo São João	RS	Mar-12	Aug-41	77.00	41.10	88,221.89	80,032.45	80,179.62	148,908.84	37.00	223.65	Dec-39	-
	HPP São Domingos	MS	Jun-13	Dec-37	48.00	36.40	83,604.20	86,209.47	77,176.88	78,273.37	36.00	234.63	Dec-41	-
	PCH Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	20,250.34	11,804.62	11,170.71	13,224.60	-	-	NA	8.56
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	14,608.06	4,346.62	17,137.08	16,530.37	-	-	NA	10.53
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,925.44	21,474.04	29,726.15	25,179.54	10.71	218.99	Jun-32	-
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	19,444.36	22,188.54	30,011.38	25,903.91	11.00	218.99	Jun-32	-
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	19,239.73	21,969.13	29,804.82	25,705.27	10.95	218.99	Jun-32	-
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,767.54	27,077.06	35,314.14	31,632.63	-	-	Dec-35	11.76
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,593.83	7,625.20	9,457.20	8,873.01	-	-	Dec-35	4.01
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,364.88	7,563.52	9,616.56	8,483.65	-	-	Dec-35	3.12
	Megawatt Solar	SC	Sep-14	-	0.93	NA	344.41	270.76	266.99	368.39	-	-	NA	0.01
CGTEE	P. Médici (Candiota)	RS	Jan-74	Jul-15	-	-	-	-	-	-	-	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	181.20	426,283	357,651	392,599	313,109	158.90	237.75	35 CCEAR´s. Dec/2024	-
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-	-	-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7,000	8,577.00	27,940,582	22,221,094	20,248,878	26,175,042	-	-	-	-
Amazonas GT	HPP Balbina	AM	Jan-89	Mar-27	249.75	132.30	191,219	158,008	179,251	242,399	127.92	324.21	Mar-27	-
	TPP Aparecida (15) (16)	AM	Feb-84	Jul-20	166.00	150.00	248,539	296,503	320,727	291,883	145.30	135.02	Jul-20	-
	TPP Mauá (16) (17) (18)	AM	Apr-73	Jul-20	260.00	114.00	226,026	160,143	1,537	3,108	98.61	116.60	-	-
	TPP São José	AM	Feb-08	Oct-17	-	-	-	-	-	-	-	-	-	-
	TPP Flores (19)	AM	Feb-08	Mar-19	80.00	80.00	172,290	157,987	172,888	153,914	-	-	-	-
	TPP Iranduba (19)	AM	Nov-10	Mar-19	25.00	25.00	48,225	50,945	52,740	51,843	-	-	-	-
	TPP MAUÁ 3 (20) (21) (22) (23) (24)	AM	Sep-17	Dec-18	590.75	583	4,816	117,453	832,987	531,931	484.40	250.13	Jul-20	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

(1) ANEEL Authorization Resolution No. 7,010 of May 3, 2018, published in Official Gazette (D.O.U.) of 05.09.2018, authorizes the extension of installed capacity from 30,300 kW to 42,800 kW, and extends the concession of HPP Curuá-Una for a period of 20 (twenty) years, in accordance with § 7 of art. 26 of Law No. 9,427 of 1996, as of the publication of this Resolution, subject to the begining of commercial  operation of unit 4 until the expiration date of the current concession.

(2) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(3) Ordinance MME 331 of 08.14.2018 - Offical Gazette (DOU) 08.15.2018, authorizes the hiring to be cancelled, in its totality, of the TPP named Araguaia. Eletronorte, through CE-CRR-0118, dated 06.20.2018, requested ANEEL to revoke the authorization granted by TPP Araguaia. However, the Association of Municipalities ofAraguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 with Eletronorte in the Court of Mato Grosso, and it was granted injunctive relief. Eletronorte, through CE-CRR-0144, dated 07.08.2018, requested ANEEL the process suspension. On 10.11.2018 Eletronorte filed a lawsuit before the Federal Court (Case No. 1021506-05.2018.4.01.3400) to discuss the matter but the judgment is still pending.

(4) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016. On October 05, 2018, Ordinance No. 420, dated October 3, 2018, was published, which extinguishes the thermoelectric power plant concession named TPP Camaçari.

(5)  WPP Casa Nova II started its commercial operation on December 9, 2017, pursuant to Order No. 4,153, dated December 8, 2017. The assured energy of the plant was amended by Ordinance No. 385 of December 15, 2017.

(6) WPP casa Nova III started comercial operation on 02/28/2018. The assured energy  of the plant was modified by Ordinance nº 385, of December 15, 2017. In the amount generated in 1Q18, 8,322.51 MWh correspond to the test generation.

(7) MME Ordinance No. 178, of 05/05/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

(8) End of concession extended according to Authoritative Resolution No. 6054/2016
(9) 175.40 MW average corresponds to Simplício's assured energy only. The Simplício-Anta complex will have 191,30 MW of assured energy when Anta starts its commercial operation.

(10) The GU01 started test operation on 07/04/2018 and commercial operation on 08/10/2018; GU2 started test operation on 09/06/2018 and commercial operation on 10/11/2018. The values of installed capacity and assured energy were updated based on the start of commercial operation of GU2.

(11) HPPs shared, but FURNAS acquires the fraction of the partner through energy purchase contracts - considered Assuered Energy and total generation of each HPP.
(12) End of concession extended according to Authoritative Resolution No. 6055/2016

(13) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant. After the expansion works, GUs 11 and 21 will operate in combined cycle with GUs 1 and 2. The Assured Energy of 401.2 MW refers to the installed capacity of 500 MW.

(14) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(15) The return of the natural gas supply to TPP Aparecida occurred on 04/13.
(16) Installed Capacity and Assured Energy of Aparecida, Mauá block 3 and HPP Balbina are in accordance with Ordinance MME 185/2012.
(17) Installed Capacity of TPP Mauá block 4 is in accordance with Ordinance MME 185/2012.
(18) Assured Energy of TPP Mauá Block 4 is in accordance with ANEEL Order No. 1,853 / 2016.
(19) Installed Capacity and Assured Energy of TPP Flores and Iranduba are in accordance with MME Ordinance No. 492/2017.
(20) ANEEL Order No. 3,017 of September 18 releases the start of the commercial operation of the unit CMUGG 01 of TPP Mauá 3, for a fixed time, from September 19 until December 31, 2018.
(21) Installed Capacity of TPP Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4,950 / 2014.
(22) Assured Energy of TPP Mauá 3 is in accordance with Ordinance MME nº 387/2017.
(23) ANEEL Order no. 2.998 of December 12 authorizes the commercial operation of units CMUGG 01 and CMUGG 02 of TPP Mauá 3, for an indefinite period.
(24) ANEEL Order No. 3,136 of December 21 authorizes the start of the commercial operation of the unit CMUGV 03 of TPP Mauá 3, as of December 22, 2018.

II.1.2.1.1 Eletrobras Companies Average Price of Sale and Purchase of Energy
Eletrobras Companies Average Price(R$)	4Q18

RCE	257.48
FCE	168.45
Purchase of energy	170.66

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II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)				Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q18	2Q18	3Q18	4Q18	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	154,226	157,444	143,539		62.60	10.52	27.15	9.31	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	27.28	10.66	5,983	14,532	10,519	7,562	10.66	8.96	12.47	4.46	-	-
	Pedra	BA	Apr-78	Dec-42	18.24	3.65	1,998.77	1,785.67	1,270.89	-	3.65	4.86	5.82	2.16	-	-
	Paulo Afonso Complex	BA	Jan-55	Dec-42	3,901.43	2,064.75	1,155,853	1,222,383	1,252,131	1,302,111	2,064.75	602.54	861.24	373.39	-	-
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,348.86	889.96	521,319	542,292	565,714	588,155	889.96	201.06	328.49	101.11	-	-
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	216.33	132.75	360,788	278,174	213,466	328,539	132.75	43.41	59.22	19.14	-	-
	Xingó	SE	Apr-94	Dec-42	2,882.59	1,995.01	1,122,136	1,226,918	1,284,098	1,388,688	1,995.01	357.83	601.26	178.10	-	-
Furnas (1)	Furnas	MG	Sep-63	Dec-42	1,216.00	582.00	427,102.87	333,316.51	835,820.68	809,494.25	563.54	74.26	218.56	71.32	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Mar-69	Dec-42	1,050.00	495.40	459,867.68	242,490.92	615,792.73	705,764.14	475.53	61.67	235.87	81.89	n/a	n/a
	Porto Colômbia	MG/SP	Jun-73	Dec-42	320.00	186.00	338,594.62	181,237.84	296,987.30	375,686.70	174.45	27.48	78.87	29.37	n/a	n/a
	Marimbondo	SP/MG	Oct-75	Dec-42	1,440.00	689.70	1,089,682.25	962,674.32	877,664.88	901,537.50	667.05	81.00	329.70	114.63	n/a	n/a
	Funil	RJ	Mar-70	Dec-42	216.00	115.00	198,367.65	176,059.68	197,175.53	173,228.32	113.67	20.22	50.17	19.54	n/a	n/a
	Corumbá I	GO	Oct-96	Dec-42	375.00	217.40	441,108.25	398,460.68	347,051.09	349,189.62	210.19	30.14	93.17	29.30	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-

(1) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values ??of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

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II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)				RCE			FCE
		(States)			(MW)	(MW Average)	1Q18	2Q18	3Q18	4Q18	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	504.50	265,245	329,009	331,852	341,582	504.50	-	-	-
	Funil	BA	Mar-62	Dec-42	2.72	0.25	135	328	238	171	-	-	-	0.25
	Pedra	BA	Apr-78	Dec-42	1.77	0.08	45	40	29	-	-	-	-	0.09
	Complexo de Paulo Afonso	BA	Jan-55	Dec-42	378.17	46.70	26,114	27,617	28,289	29,418	-	-	-	49.05
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	130.74	20.13	11,778	12,252	12,781	13,288	-	-	-	21.14
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	20.97	3.00	8,151	6,285	4,823	7,423	-	-	-	3.15
	Xingó	SE	Apr-94	Dec-42	279.41	45.12	25,352	27,719	29,011	31,374	-	-	-	47.39
Furnas	Itumbiara (1) (2)	GO/MG	Apr-80	Feb-20	2,082.00	964.30	611,223	704,595	1,909,788	1,122,072	118.32	342.45	13th LEE 2014 - Dec/2019	697.45

(1) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values ??of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

(2) Law No. 13,182, dated 11.03.2015, allowed FURNAS to extend the HPP Itumbiara  concession in exchange for its participation in the Southeast-Central-West Energy Fund - FESC, and to conclude energy contracts backed by the physical guarantee of the plant with consumer units located in the Southeast / Center-West submarket, from auctions promoted by FURNAS. According to FURNAS' adherence to the regime established by said Law, the company will have the extension of the HPP Itumbiara  concession for an additional term of up to 30 years.

* 10% of Sobradinho's assured energy is allocated for hedge

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II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q18		2Q18		3Q18		4Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	127.98	591,355.25	125.90	581,842.10	118.41	539,615.71	116.14	517,692.82
	Others	738.82	4,992,002.24	661.28	3,994,947.70	1,268.17	6,692,655.63	1,416.62	7,801,983.48
Chesf	Eletrobras System	0.45	2,775.51	0.59	3,903.37	0.49	3,946.26	0.73	3,944.48
	Others	135.10	1,200,414.02	176.90	1,418,505.82	101.38	1,450,979.99	84.71	1,446,123.78
Furnas	Eletrobras System	24.47	83,519.98	24.35	82,343.70	25.20	85,709.25	28.48	91,808.16
	Others	1,021.57	4,897,968.49	1,026.87	4,852,725.16	917.79	4,385,560.99	985.46	4,513,120.92
Eletronuclear	Eletrobras System	37.31	152,896.63	37.31	154,523.94	37.31	156,222.01	37.31	156,151.26
	Others	791.80	3,244,661.38	791.80	3,279,195.03	791.80	3,315,230.14	791.80	3,313,728.68
Eletrosul	Eletrobras System	-	-	-	-	-	-	-	-
	Others	110.92	515,237.40	109.76	502,400.44	123.26	525,813.74	119.25	539,064.69
CGTEE	Eletrobras System	77.82	347,991.00	-	-	-	-	-	-
	Others	21.21	137,640.00	122.43	508,071.00	190.18	646,071.00	122.97	574,756.00
Itaipu Binacional (1)	Eletrobras System	852.36	23,671,256.66	834.40	18,570,159.72	824.68	16,715,695.95	838.95	21,881,800.09
	Others	120.15	4,062,788.00	84.05	3,492,379.00	77.74	3,396,543.00	111.60	4,092,190.00
Amazonas GT	Eletrobras System	144.09	798,827.39	141.41	793,966.31	129.82	618,360.58	184.79	649,848.24
	Others	-	-	-	-	-	-	-	-

(1) Considered the billing: i) of the contracted power; ii) royalties and reimbursements related to the additional energy to that linked to the contracted power; and iii) the remuneration for the assignment of energy.

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q18		2Q18		3Q18		4Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.16	6,290.23	0.15	5,825.69	0.31	5,311.18	0.17	2,262.26
	Others	3.66	147,935.62	3.86	151,618.02	8.05	138,227.50	7.98	111,817.98
Chesf	Eletrobras System	12.87	414,833.74	13.01	419,248.91	19.88	242,796.20	19.88	151,573.16
	Others	334.88	10,611,831.06	338.70	10,724,775.12	517.26	11,023,689.63	517.41	11,109,810.09
Furnas	Eletrobras System	8.47	202,869.55	8.50	205,028.74	12.14	207,281.80	11.17	207,187.92
	Others	197.72	4,736,095.95	199.20	4,786,503.26	283.31	4,839,102.20	285.39	4,836,910.58
Eletronuclear	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-

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Operating Information of the Subsidiaries

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q18		2Q18		3Q18		4Q18
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	280.51	3,434,647.46	6.70	5,729,128.76	(279.05)	(1,560,153.89)	49.66	(1,217,779.04)
Chesf	65.29	722,495.37	85.14	25,560.99	58.08	(278,763.10)	(177.05)	319,278.50
Furnas	12.46	-	30.83	-	129.16	-	(19.21)	-
Eletronuclear	-	-	-	-	-	-	-	-
Eletrosul	0.17	25,593.14	21.09	61,517.07	10.79	(25,358.57)	11.87	66,338.15
CGTEE	0.53	152,211.78	(1.26)	132,726.97	(0.68)	(1,003.72)	7.59	118.31
Itaipu Binacional	-	-	-	-	-	-	-	-
Amazonas GT	304.94	192,718.97	350.84	45,632.03	698.98	881,359.24	397.19	562,306.90

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II.1.4 Energy purchased for Resale
Company	Buyer	1Q18		2Q18		3Q18		4Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-	-	-	-	-
	Others	11.91	273,746.35	42.96	269,418.54	39.72	217,906.00	18.56	193,930.00
Chesf	Eletrobras System	-	-	-	-	-	-	-	-
	Others	60.21	344,398.82	60.85	342,037.37	68.20	400,495.15	97,826.37	716,586.49
Furnas	Eletrobras System	-	-	-	-	-	-	-	-
	Others	189.63	1,094,495.02	171.15	949,956.71	178.30	999,533.16	176.37	985,172.61
Eletronuclear	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Eletrosul	Eletrobras System	27.65	127,174.70	397,707.68	126,096.42	37.55	162,601.25	33.49	152,485.88
	Others	70.81	393,519.37	71.92	397,707.68	82.24	395,567.07	85.24	458,490.29
CGTEE	Eletrobras System	57.08	291,735.00	57.69	294,840.00	60.88	298,080.00	60.86	297,945.00
	Others	-	-	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	57.30	180.98

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Operating Information of the Subsidiaries

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q18	2Q18	3Q18	4Q18
Eletronorte	155.25	172.00	191.72	184.23
Chesf	109.76	122.42	27.80	57.55
Furnas	209.99	213.01	210.90	220.18
Eletronuclear	244.03	241.46	238.84	238.95
Eletrosul	215.27	218.48	234.41	221.42
CGTEE	204.42	240.73	294.36	213.94
Itaipu Binacional (1)(2)	22.60	22.60	22.60	22.60
Amazonas GT	180.38	189.51	209.94	284.35
(1) Amounts in U$/KW.
(2) Tariff (defined in ITAIPU as the unitary cost of the power service) used in the contracted power billing.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q18	2Q18	3Q18	4Q18
Eletronorte	24.75	25.43	58.27	41.70
Chesf	28.29	32.15	51.14	48.80
Furnas	41.75	41.61	58.55	58.79
Eletronuclear	n/a	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a	n/a
Itaipu	n/a	n/a	n/a	n/a
Amazonas GT	n/a	n/a	n/a	n/a

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Operating Information of the Subsidiaries

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q18		2Q18		3Q18		4Q18
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte (*)	Special Diesel Oil	Litre	-	-	-	-	-	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Gas	m3	-	-	-	-	-	-	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-	-	-	-	-
	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Gas	m3	131,675,249	130	212,606,322	172	200,884,805	186	176,441,174	200
Eletronuclear	Uranium	kg	66,169	78	108,211	119	107,742	120	97,360	56
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	390,013	25	327,065	21	348,959	23	290,974	20
	Fuel Oil	kg	1,688,647	3	1,337,576	2	1,559,150	2	1,145,747	3
	Diesel Oil	Litre	228,683	1	322,200	1	291,300	1	280,000	1
	Quicklime	kg	17,883	14	22,287	18	27,686	22	21,475	18
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT (1)(2)(3)	Diesel Oil	Litre	-	-	-	-	-	-
	gas	m3	3,114,095	5.15	34,231,363	49.32	169,472,274	239.67	117,575,494	167.05
(1) São José, Flores and Iranduba plants (leased plants) are responsible for the fuels purchase directly.
(2) The fuel of Aparecida and Mauá B3 plants is supplied by Amazonas Distribuidora, which benefits from CCC - "Fuel Consumption Account".
(3) TPP Mauá 3 - Corrected gas measurement. QDR - CIGAS
(*) In the year 2018 there was no release of payment for the fuel purchase. Source: FFN / Eletronorte, 10/15/2018.

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III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	750 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	-	1,621	-	-	1,621
Furnas	-	-	-	-	844	-	161	211	393	-	1,609
Eletrosul	-	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	-	387	-	-	387
Total	-	-	-	1,047	844	-	161	4,457	393	13	6,915

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	750 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-		-	-	3,233	-	-	5,373	584	-	9,190
Chesf	-	-	-	-	5,373	-	-	12,875	463	255	18,965
Furnas	-	2,698	3,224	-	4,030	-	6,145	2,038	2,117	165	20,417
Eletrosul	-	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-
Total	-	2,698	3,224	422	14,809	-	6,145	25,229	5,082	476	58,084

III.2 Transmission Losses - %
Empresa Eletrobras	4Q18
Eletronorte	1.08%
Chesf	1.83%
Furnas	1.85%
Eletrosul	1.29%
Amazonas GT	0.07%

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Operating Information of the Subsidiaries

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.18 (R$ Million)	Readjustment Index
Eletronorte	TL 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.64	102.86%
	TL 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	18.34	102.86%
	TL 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.98	102.86%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.45	102.86%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.45	102.86%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.20	102.86%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.52	102.86%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.52	102.86%
	TL 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	2.00	102.86%
	TL 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.74	102.86%
	TL 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.06	102.86%
	TL 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.31	102.86%
	TL 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.54	102.86%
	TL 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.33	100.57%
	TL 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	20.36	102.86%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.11	IPCA
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	7.14	IGPM
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.49	IGPM
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.16	IPCA
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.16	IPCA
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.95	IPCA
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.27	IPCA
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.90	IPCA
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.90	IPCA
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.53	IPCA
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.53	IPCA
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.96	IPCA
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.63	IPCA
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.79	IPCA
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.98	IPCA
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.74	IPCA
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	IPCA
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	IPCA
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.35	IPCA
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.94	IPCA
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.33	IPCA
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	0.00
	Mossoró IV-Mossoró II, C1	36.10	230	Oct-17	Jun-42	1.24	IPCA
	Teresina II-Teresina III, C1	22.80	230	Oct-17	Dec-41	1.08	IPCA
	Teresina II-Teresina III, C2	22.80	230	Oct-17	Dec-41	1.08	IPCA
	Morro do Chapéu II-Irecê	64.10	230	Dec-17	Oct-41	1.62	IPCA
Furnas (4)(5)	TL 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	Mar-35	15.52	IGPM
	TL 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	Apr-36	4.43	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	Apr-36	2.27	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	Apr-36	2.27	IPCA
	TL 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	Jan-39	9.32	IPCA
	TL 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	May-31	41.30	IGPM
	TL 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	May-31	41.30	IGPM
	TL 230 kV PIRINEUS /XAVANTES C-2 GO	50.00	230	Mar-16	Dec-41	2.99	IPCA
	TL 230 kV MASCARENHAS /LINHARES C-1 ES (6)	94.70	230	Jul-18	Jul-40	3.50	IPCA
	TL 138 kV BATALHA / PARACATU (1)	85.00	138	Sep-13	Aug-41	*	*
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (1)	119.00	138	Jun-13	Aug-41	*	*
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (1)	119.00	138	Jun-13	Aug-41	*	*
	TL 230 kV MANSO / NOBRES (1) (2)	66.00	230	Nov-00	Feb-35	*	*
	TL 138 kV MANSO / NOBRES (3)	70.00	138	Aug-99	Feb-35	*	*

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eletrosul	TL 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.38	IPCA
	TL 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.65	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.97	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.97	IPCA
	TL 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.27	IPCA
	TL 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.39	IPCA
	TL 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.96	IGPM
	TL 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	51.22	IGPM
	TL 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	19.73	IGPM
	TL 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	41.08	IGPM
	TL 500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	37.55	IGPM
	TL 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	34.52	IGPM
	TL 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	*	*
	TL 525 kV Candiota - Melo (Uruguay Border)	60.00	525	Jul-15	Dec-40	*	*
Amazonas G&T	TL 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	without definition	0.16	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.73	230	May-14	without definition	0.82	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.73	230	May-14	without definition	0.82	-
	TL 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	without definition	0.57	-
	TL 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Jul-13	without definition	0.56	-
	TL 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.12	230	Sep-98	without definition	0.00	-
	TL 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	without definition	4.44	-
	TL 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	without definition	4.64	-
	TL 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Apr-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Apr-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Sep-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Jul-89	Mar-27	*	-

(1) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Batalha-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(2) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(3) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(4) AAR cycle 2018/2019 established by ReH 2,408 / 2018 is priced at 06/01/2018, effective as of July 1, 2018.

(5)  Additional AAR in the 2018/2019 cycle of enterprises (auctions) and authorized reinforcements. The new AAR (R$) in 3Q18 includes the additional AAR post Annual Tariff Readjustment - cycle 2018/2019.

(6) Consiering the venture associated with TL Mascarenhas Linhares (CC 006/2010), the NOS issued the TLDs 107/8/2018, 108/8/2018, 109/8/2018 and 110/8/2018 recognizing the test phase operation on 07/17/2018 and commercial operation on 08/14/2018, and Furnas started to receive the revenue.

(*) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.2018 (R$ Million)(1)	Readjustment Index
Eletronorte	LT 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138	Apr-81	Dec-42	1.75	1.03%
	LT 138 kV COXIPÓ /SÃO TADEU C-1 MT	44.17	138	Jan-10	Dec-42	1.85	1.03%
	LT 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	0.00	-
	LT 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT	-	138	May-09	Dec-42	0.00	-
	LT 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	0.00	-
	LT 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	0.00	-
	LT 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.13	1.00%
	LT 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.69	1.03%
	LT 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.32	1.03%
	LT 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.85	1.00%
	LT 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.15	1.03%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.89	1.00%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.51	1.03%
	LT 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.59	1.03%
	LT 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.59	1.03%
	LT 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.09	1.03%
	LT 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.18	1.00%
	LT 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.84	1.03%
	LT 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.13	1.00%
	LT 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.14	1.00%
	LT 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.14	1.00%
	LT 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.56	1.00%
	LT 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.20	1.03%
	LT 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.24	1.03%
	LT 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.86	1.03%
	LT 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.68	1.03%
	LT 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.36	1.03%
	LT 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.18	1.00%
	LT 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT	93.80	230	Nov-12	Dec-42	6.37	1.00%
	LT 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	3.59	1.01%
	LT 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.51	1.03%
	LT 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.19	1.03%
	LT 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.29	1.03%
	LT 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.89	1.00%
	LT 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	7.57	0.59%
	LT 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.17	1.03%
	LT 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.46	1.03%
	LT 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.46	1.03%
	LT 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.52	1.03%
	LT 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.44	1.00%
	LT 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.41	1.00%
	LT 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	1.00%
	LT 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.84	1.00%
	LT 230 kV TUCURUI /ALTAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.42	1.00%
	LT 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.34	1.00%
	LT 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.59	1.00%
	LT 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.59	1.00%
	LT 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.48	1.03%
	LT 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.26	1.03%
	LT 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	1.56	0.59%
	LT 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	1.56	0.59%
	LT 230 kV XINGU /RL (TUCURUI / ALTAMIRA) C-1 PA	0.52	230	Oct-14	Dec-42	0.01	1.03%
	LT 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.17	1.00%
	LT 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.44	1.00%
	LT 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.52	1.00%
	LT 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	17.94	0.59%
	LT 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.61	1.00%
	LT 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.61	1.00%
	LT 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.22	1.00%
	LT 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.22	1.00%
	LT 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.98	1.00%
	LT 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA	142.60	500	Dec-12	Dec-42	23.89	1.00%
	LT 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	8.83	1.00%
	LT 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.33	1.00%
	LT 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.70	1.00%
	LT 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.69	1.00%
	LT 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.77	1.00%
	LT 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	1.00%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	-	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	-	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	-	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	-	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	-	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	-	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	-	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	-	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	-	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	-	69	Dec-01	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Jan-80	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Dec-85	Dec-42	*	-
	São Luiz II - UTE São Luiz	0.05	230	Jan-82	Dec-42	*	-
	Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	Sep-29	*	-
	LT 138 kV CURUÁ-UNA- TAPAJÓS - CELPA	68.80	138	Jan-06	Jul-28	*	-
	LT 500 kV Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul-24	*	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Chesf	LT 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	-
	LT 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.07	-
	LT 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	-
	LT 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.02	-
	LT 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.40	-
	LT 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.40	-
	LT 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	-
	LT 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	-
	LT 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	-
	LT 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	-
	LT 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	0.59	-
	LT 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	0.00	-
	LT 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	-
	LT 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.17	-
	LT 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	0.77	-
	LT 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.41	-
	LT 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.49	-
	LT 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.48	-
	LT 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.91	-
	LT 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.54	-
	LT 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.23	-
	LT 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.57	-
	LT 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.38	-
	LT 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	-
	LT 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	6.40	-
	LT 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	2.73	-
	LT 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	2.74	-
	LT 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.94	-
	LT 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.94	-
	LT 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.90	-
	LT 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	5.31	-
	LT 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.92	-
	LT 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.91	-
	LT 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.45	-
	LT 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.85	-
	LT 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	16.01	-
	LT 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.83	-
	LT 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.75	-
	LT 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	5.67	-
	LT 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	6.20	-
	LT 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.59	-
	LT 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	4.00	-
	LT 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.89	-
	LT 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	17.86	-
	LT 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	1.58	-
	LT 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	3.69	-
	LT 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.20	-
	LT 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.20	-
	LT 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.32	-
	LT 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.09	-
	LT 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.09	-
	LT 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.11	-
	LT 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	24.60	-
	LT 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.16	-
	LT 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	4.14	-
	LT 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	4.10	-
	LT 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.32	-
	LT 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.16	-
	LT 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.89	-
	LT 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.86	-
	LT 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.70	-
	LT 230 kV CAMACARI II /BRASKEM C-2 BA	-	-	-	-	0.32	-
	LT 230 kV CAMACARI II /BRASKEM C-1 BA	-	-	-	-	0.58	-
	LT 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.34	-
	LT 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.14	-
	LT 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.40	-
	LT 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	5.34	-
	LT 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.67	-
	LT 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.50	-
	LT 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.35	-
	LT 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	1.54	-
	LT 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	1.54	-
	LT 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.28	-
	LT 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.46	-
	LT 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.46	-
	LT 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.12	-
	LT 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.69	-
	LT 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.65	-
	LT 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.69	-
	LT 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.61	-
	LT 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.92	-
	LT 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.88	-
	LT 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	-
	LT 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	1.45	-
	LT 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.98	-
	LT 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.54	-
	LT 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.54	-
	LT 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.13	-
	LT 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	-
	LT 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	-
	LT 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	-
	LT 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.93	-
	LT 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.93	-
	LT 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	12.64	-
	LT 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	12.64	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.59	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.58	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.37	-
	LT 230 kV GARANHUNS II /ANGELIM C-3 PE	-	-	-	-	0.27	-
	LT 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.17	-
	LT 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.17	-
	LT 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.42	-
	LT 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	1.76	-
	LT 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	1.55	-
	LT 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.31	-
	LT 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	4.00	-
	LT 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	10.03	-
	LT 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.50	-
	LT 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	1.53	-
	LT 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	1.53	-
	LT 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.11	-
	LT 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	3.00	-
	LT 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	3.00	-
	LT 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.18	-
	LT 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.41	-
	LT 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.42	-
	LT 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	3.27	-
	LT 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	0.00	-
	LT 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	2.77	-
	LT 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	5.16	-
	LT 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	0.00	-
	LT 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.82	-
	LT 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.82	-
	LT 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.48	-
	LT 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.48	-
	LT 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.15	-
	LT 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	7.83	-
	LT 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.23	-
	LT 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.66	-
	LT 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	4.05	-
	LT 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.77	-
	LT 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.21	-
	LT 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.96	-
	LT 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.96	-
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.01	-
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.01	-
	LT 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.08	-
	LT 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.06	-
	LT 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.16	-
	LT 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	7.55	-
	LT 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.44	-
	LT 230 kV P.AFONSO III /TACARUTU C-1 AL/PE	47.40	230	Oct-61	Dec-42	0.69	-
	LT 230 kV TACARUTU /BOM NOME C-1 PE	137.10	230	Oct-61	-	1.87	-
	LT 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.97	-
	LT 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	5.01	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	3.45	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.31	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.31	-
	LT 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	10.46	-
	LT 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	10.46	-
	LT 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	-	-	-	-	0.06	-
	LT 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	-
	LT 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	3.38	-
	LT 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	3.34	-
	LT 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.42	-
	LT 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	1.02	-
	LT 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.08	-
	LT 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.30	-
	LT 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	-
	LT 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	0.30	230	Jan-77	Dec-42	0.11	-
	LT 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.80	-
	LT 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.80	-
	LT 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	-
	LT 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	-
	LT 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.13	-
	LT 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.55	-
	LT 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.09	-
	LT 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.10	-
	LT 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.15	-
	LT 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.15	-
	LT 230 kV RECIFE II /JABOATAO II C-2 PE	16.00	230	Jun-80	Dec-42	0.32	-
	LT 230 kV JABOATAO II /PIRAPAMA II C-2 PE	34.00	230	Jun-80	-	0.73	-
	LT 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	1.05	-
	LT 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	6.17	-
	LT 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	7.08	-
	LT 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.12	-
	LT 230 kV RUSSAS II /QUIXERE C-1 CE	25.40	230	Apr-81	Dec-42	1.10	-
	LT 230 kV QUIXERE /MOSSORO II C-1 CE/RN	50.20	230	Apr-81	-	2.20	-
	LT 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	14.07	-
	LT 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	13.57	-
	LT 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.21	-
	LT 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.79	-
	LT 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	2.04	-
	LT 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.36	-
	LT 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	0.00	-
	LT 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.19	-
	LT 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.19	-
	LT 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	255.20	230	Sep-81	Dec-42	17.31	-
	LT 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	12.39	-
	LT 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.83	-
	LT 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	10.08	-
	LT 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	10.08	-
	LT 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.21	-
	LT 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.78	-
	LT 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.78	-
	LT 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.30	-
	LT 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.31	-
	LT 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	1.70	-
	LT 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	1.70	-
	LT 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.16	-
	LT 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	17.51	-
	LT 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	18.82	-
	LT 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.20	-
	LT 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	1.78	-
	LT 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	49.07	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.08	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.08	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.08	-
	LT 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	31.46	-
	LT 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	52.90	-
	LT 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	15.79	-
	LT 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	15.82	-
	LT 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	26.71	-
	LT 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	23.80	-
	LT 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	22.87	-
	LT 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	4.02	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.08	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.08	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.08	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.08	-
	LT 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	10.62	-
	LT 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	0.66	-
	LT 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.68	-
	LT 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	26.96	-
	LT 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	25.09	-
	LT 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	32.93	-
	LT 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.28	-
	LT 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.24	-
	LT 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	41.16	-
	LT 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.65	-
	LT 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	22.67	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.15	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.15	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.15	-
	LT 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	25.63	-
	LT 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	45.56	-
	LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	62.38	-
	LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	0.00	-
	LT 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	31.54	-
	LT 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	43.23	-
	LT 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.18	-
	LT 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.18	-
	LT 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 230 kV BARREIRAS II /BARREIRAS C-1 BA (1)	-	-	-	-	1.13	-
	LT 500 kV US. L.GONZAGA /JUAZEIRO III C-1 PE/BA (1)	-	-	-	-	26.71	-
	LT 500 kV JUAZEIRO III /U.SOBRADINHO C-1 BA (1)	-	-	-	-	4.51	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Furnas	LT 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81	Dec-42	0.05	IPCA
	LT 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81	Dec-42	0.05	IPCA
	LT 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73	Dec-42	0.28	IPCA
	LT 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73	Dec-42	0.28	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76	Dec-42	0.58	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98	Dec-42	1.20	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98	Dec-42	1.77	IPCA
	LT 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89	Dec-42	0.27	IPCA
	LT 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89	Dec-42	0.32	IPCA
	LT 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81	Dec-42	1.48	IPCA
	LT 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77	Dec-42	4.19	IPCA
	LT 138 kV C. PAULISTA /VOLTA REDONDA C-1 SP/RJ	105.00	138	Nov-86	Dec-42	9.30	IPCA
	LT 138 kV C. PAULISTA /VOLTA REDONDA C-2 SP/RJ	105.00	138	Jun-87	Dec-42	7.24	IPCA
	LT 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73	Dec-42	0.61	IPCA
	LT 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73	Dec-42	0.61	IPCA
	LT 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09	Dec-42	0.91	IPCA
	LT 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	Dec-42	1.04	IPCA
	LT 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	Dec-42	0.17	IPCA
	LT 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	Dec-42	1.37	IPCA
	LT 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	Dec-42	1.37	IPCA
	LT 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	Dec-42	0.12	IPCA
	LT 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	Disconnected	138	-	-	0.09	IPCA
	LT 138 kV JACAREPAGUA /COSMOS C-1 RJ	Disconnected	138	-	-	0.23	IPCA
	LT 138 kV JACAREPAGUA /PALMARES C-1 RJ	Sectioned	138	-	-	0.26	IPCA
	LT 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	Disconnected	138	-	-	0.31	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	Disconnected	138	-	-	0.13	IPCA
	LT 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	Sectioned	138	-	-	1.82	IPCA
	LT 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	Sectioned	138	-	-	1.82	IPCA
	LT 138 KV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	Dec-42	0.00	-
	LT 138 KV PACIÊNCIA / PALMARES	5.30	138	Jul-14	Dec-42	0.00	-
	LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	Dec-42	0.00	-
	LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	Dec-42	0.00	-
	LT 138 KV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	Dec-42	0.00	-
	LT 138 KV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	Dec-42	0.00	-
	LT 138 kV JACAREPAGUA /MATO ALTO C-1 RJ	16.00	138	Sep-73	Dec-42	0.15	IPCA
	LT 138 kV JACUACANGA/BRISAMAR C-1 RJ	44.00	138	Oct-77	Dec-42	1.93	IPCA
	LT 138 kV MURIQUI/BRISAMAR C-1 RJ	20.00	138	Apr-71	Dec-42	0.16	IPCA
	LT 138 kV PALMARES/MATO ALTO C-1 RJ	13.00	138	Sep-73	Dec-42	0.12	IPCA
	LT 138 kV PARQUE DAS EMAS/C.MAGALHÃES C-1 GO/MT	80.50	138	Jan-77	Dec-42	2.79	IPCA
	LT 138 kV RIO CLARO/PARQUE DAS EMAS C-1 GO	87.50	138	Jan-77	Dec-42	3.00	IPCA
	LT 138 kV RIO VERDE FUR/C.DOURADA C-2 GO	174.00	138	Aug-77	Dec-42	5.95	IPCA
	LT 138 kV RIO VERDE FUR/RIO CLARO C-1 GO	87.00	138	Jan-77	Dec-42	2.90	IPCA
	LT 138 kV ROCHA LEÃO/MAGÉ C-1 RJ	108.00	138	Jan-73	Dec-42	0.63	IPCA
	LT 138 kV ROCHA LEÃO/MAGÉ C-2 RJ	108.00	138	Jan-73	Dec-42	0.63	IPCA
	LT 138 kV SANTA CRUZ/BRISAMAR C-1 RJ	20.00	138	Oct-77	Dec-42	0.87	IPCA
	LT 138 kV SANTA CRUZ/BRISAMAR C-2 RJ	13.00	138	Apr-71	Dec-42	0.11	IPCA
	LT 138 kV SANTA CRUZ/PALMARES C-1 RJ	14.00	138	Oct-72	Dec-42	0.10	IPCA
	LT 138 kV SANTA CRUZ/PALMARES C-2 RJ	14.00	138	Sep-73	Dec-42	0.10	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	Dec-42	0.04	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	Dec-42	0.04	IPCA
	LT 138 kV SÃO JOSÉ /MAGÉ C-1 RJ	46.00	138	Jun-01	Dec-42	2.51	IPCA
	LT 138 kV SÃO JOSÉ /MAGÉ C-2 RJ	46.00	138	Jun-01	Dec-42	2.51	IPCA
	LT 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	Dec-42	0.03	IPCA
	LT 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	Dec-42	0.07	IPCA
	LT 138 kV ZONA OESTE/JACAREPAGUÁ C-1 RJ	24.10	138	Mar-16	Dec-42	0.38	IPCA
	LT 138 kV ZONA OESTE/JACAREPAGUÁ C-2 RJ	24.10	138	Mar-16	Dec-42	0.38	IPCA
	LT 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-82	Dec-42	3.75	IPCA
	LT 230 kV BARRO ALTO /AGUAS LINDAS C-1 GO	102.00	230	Mar-82	Dec-42	12.74	IPCA
	LT 230 kV BARRO ALTO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	Dec-42	10.86	IPCA
	LT 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	Dec-42	0.17	IPCA
	LT 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Apr-73	Dec-42	0.17	IPCA
	LT 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Apr-73	Dec-42	1.14	IPCA
	LT 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	Dec-42	0.47	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	Dec-42	20.83	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	Dec-42	20.23	IPCA
	LT 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Apr-73	Dec-42	4.99	IPCA
	LT 230 kV RIO VERDE FUR /BARRA PEIXE C-2 GO/MT	240.00	230	Nov-87	Dec-42	29.95	IPCA
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-1 GO/MT				Dec-42	25.74	-
	LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	240.00	230	Feb-94	Dec-42	24.04
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-2 GO/MT				Dec-42	0.00	IPCA
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS C-1 GO/MT	175.00	230	Dec-86	Dec-42	17.53	IPCA
	LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO				Dec-42	0.00	-
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS C-2 GO/MT	432.00	230	Nov-82	Dec-42	0.00	IPCA
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS GO/MT(2)				Dec-42	0.00	-
	LT 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00		Oct-99	Dec-42	10.52	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	Dec-42	3.58	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	Dec-42	3.58	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	Dec-42	0.68	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	Dec-42	0.68	IPCA
	LT 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	Dec-42	3.29	IPCA
	LT 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-01	Dec-42	9.35	IPCA
	LT 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Feb-71	Dec-42	1.95	IPCA
	LT 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Feb-71	Dec-42	1.87	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	Dec-42	26.55	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	Dec-42	26.21	IPCA
	LT 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	Dec-42	3.56	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	Dec-42	2.54	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	Dec-42	3.04	IPCA
	LT 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-99	Dec-42	1.58	IPCA
	LT 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	Dec-42	2.27	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	Dec-42	7.42	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	Dec-42	15.05	IPCA
	LT 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	Dec-42	16.58	IPCA
	LT 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	Dec-42	18.67	IPCA
	LT 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	Dec-42	42.96	IPCA
	LT 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	Dec-42	13.36	IPCA
	LT 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Feb-70	Dec-42	2.12	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Mar-69	Dec-42	0.52	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Feb-70	Dec-42	4.54	IPCA
	LT 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Mar-69	Dec-42	0.33	IPCA
	LT 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	Dec-42	3.56	IPCA
	LT 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	Dec-42	3.58	IPCA
	LT 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	Dec-42	1.89	IPCA
	LT 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	Dec-42	1.19	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	Dec-42	2.36	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	Dec-42	2.36	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	Dec-42	10.75	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	Dec-42	10.75	IPCA
	LT 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	Dec-42	0.59	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	Dec-42	3.27	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66	Dec-42	3.31	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83	Dec-42	13.90	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84	Dec-42	14.01	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73	Dec-42	3.24	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77	Dec-42	15.00	IPCA
	LT 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73	Dec-42	3.61	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69	Dec-42	3.56	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70	Dec-42	3.54	IPCA
	LT 345 kV L.C.BARRETO /VOLTA GRANDE C-1 SP/MG	112.00	345	Jun-73	Dec-42	0.81	IPCA
	LT 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-01	Dec-42	10.60	IPCA
	LT 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75	Dec-42	1.38	IPCA
	LT 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64	Dec-42	0.40	IPCA
	LT 345 kV P. COLOMBIA /VOLTA GRANDE C-1 MG	45.00	345	Jun-73	Dec-42	0.81	IPCA
	LT 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG	-	345	-	-	2.86	IPCA
	LT 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Mar-05	Dec-42	0.00	-
	LT 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Mar-05	Dec-42	0.00	-
	LT 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05	Dec-42	2.38	IPCA
	LT 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Mar-05	Dec-42	4.02	IPCA
	LT 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74	Dec-42	4.44	IPCA
	LT 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)	-	500	-	-	4.61	IPCA
	LT 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	May-04	Dec-42	0.00	-
	LT 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	May-04	Dec-42	0.00	-
	LT 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77	Dec-42	8.00	IPCA
	LT 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Dec-79	Dec-42	28.11	IPCA
	LT 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91	Dec-42	9.74	IPCA
	LT 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77	Dec-42	12.41	IPCA
	LT 500 kV ANGRA FUR /SAO JOSE C-1 RJ	Sectioned	500	-	-	32.51	IPCA
	LT 500 kV ANGRA FUR /NOVA IGUAÇU RJ	109.00	500	Dec-98	Dec-42	0.00	-
	LT 500 kV SAO JOSE / NOVA IGUAÇU RJ	26.40	500	Dec-98	Dec-42	0.00	-
	LT 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Dec-98	Dec-42	21.27	IPCA
	LT 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76	Dec-42	20.71	IPCA
	LT 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76	Dec-42	21.20	IPCA
	LT 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77	Dec-42	26.86	IPCA
	LT 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Feb-74	Dec-42	6.38	IPCA
	LT 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Dec-79	Dec-42	6.75	IPCA
	LT 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83	Dec-42	20.29	IPCA
	LT 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88	Dec-42	44.25	IPCA
	LT 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99	Dec-42	62.58	IPCA
	LT 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Jul-89	Dec-42	21.04	IPCA
	LT 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Jul-89	Dec-42	6.37	IPCA
	LT 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79	Dec-42	19.99	IPCA
	LT 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79	Dec-42	20.72	IPCA
	LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	Sectioned	500	-	-	0.00	-
	LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 1	6.10	500	Apr-76	Dec-42	0.33	IPCA
	LT 500 kV ARARAQUARA - MARIMBONDO 2 CIRC. 1	199.30	500	Apr-76	Dec-42	23.03	IPCA
	LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	Sectioned	500	-	-	0.00	-
	LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 2	6.20	500	Aug-76	Dec-42	0.27	IPCA
	LT 500 kV ARARAQUARA - MARIMBONDO 2 CIRC. 2	198.40	500	Aug-76	Dec-42	23.22	-
	LT 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Feb-74	Dec-42	16.74	IPCA
	LT 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99	Dec-42	62.58	IPCA
	LT 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98	Dec-42	60.87	IPCA
	LT 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99	Dec-42	60.75	IPCA
	LT 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84	Dec-42	3.81	IPCA
	LT 500 kV ZONA OESTE /GRAJAU C-1 RJ	Sectioned	500	-	-	16.62	IPCA
	LT 500 kV GRAJAÚ - NOVA IGUAÇU	48.50	500	Dec-98	Dec-42	0.00	-
	LT 500 kV ZONA OESTE - NOVA IGUAÇU	32.00	500	Dec-98	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP (2)	396.00	600	Mar-85	Dec-42	16.63	IPCA
	LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85	Dec-42	0.00	-
	LT 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP (2)	396.00	600	Mar-85	Dec-42	16.63	IPCA
	LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87	Dec-42	0.00	-
	LT 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP (2)	410.00	600	Aug-87	Dec-42	17.22	IPCA
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP (2)	410.00	600	Aug-87	Dec-42	17.22	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89	Dec-42	116.80	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86	Dec-42	117.17	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89	Dec-42	120.07	IPCA
	LT 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89	Dec-42	96.13	IPCA
	LT 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82	Dec-42	95.76	IPCA
	LT 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00	Dec-42	10.49	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89	Dec-42	110.64	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82	Dec-42	110.27	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01	Dec-42	12.03	IPCA

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eletrosul	LT 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	-
	LT 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.35	IPCA
	LT 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.17	IPCA
	LT 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.56	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.40	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.49	IPCA
	LT 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.16	IPCA
	LT 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.57	IPCA
	LT 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	-
	LT 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.70	IPCA
	LT 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.56	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	4.57	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	2.82	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	2.82	IPCA
	LT 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.11	IPCA
	LT 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.71	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.30	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.30	IPCA
	LT 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.47	IPCA
	LT 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.76	IPCA
	LT 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.26	IPCA
	LT 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	-
	LT 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.62	IPCA
	LT 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	1.53	IPCA
	LT 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.28	IPCA
	LT 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
	LT 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	0.96	IPCA
	LT 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.83	IPCA
	LT 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.29	IPCA
	LT 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	1.02	IPCA
	LT 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.47	IPCA
	LT 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.27	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	9.23	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	5.69	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	5.69	IPCA
	LT 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.79	IPCA
	LT 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	0.94	IPCA
	LT 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	4.58	IPCA
	LT 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.48	IPCA
	LT 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	10.07	IPCA
	LT 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	6.88	IPCA
	LT 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	5.92	IPCA
	LT 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	5.91	IPCA
	LT 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.16	IPCA
	LT 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	5.46	IPCA
	LT 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.31	IPCA
	LT 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.04	IPCA
	LT 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.31	IPCA
	LT 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	4.01	IPCA
	LT 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	5.00	IPCA
	LT 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.59	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.68	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.68	IPCA
	LT 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	2.76	IPCA
	LT 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	2.54	IPCA
	LT 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	4.34	IPCA
	LT 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	3.03	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	6.86	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	6.86	IPCA
	LT 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.28	IPCA
	LT 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.57	IPCA
	LT 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.09	IPCA
	LT 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.57	IPCA
	LT 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	3.65	IPCA
	LT 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	3.78	IPCA
	LT 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	5.57	IPCA
	LT 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	10.82	IPCA
	LT 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.45	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.71	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.72	IPCA
	LT 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.45	IPCA
	LT 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.32	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.44	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.84	IPCA
	LT 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.00	IPCA
	LT 230 kV GRAVATAI 2 CIAG /GRAVATAI 3 C-1 RS	-	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.03	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
	LT 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	4.57	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	1.87	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	1.79	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.02	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.02	IPCA
	LT 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.24	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.80	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.80	IPCA
	LT 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.51	IPCA
	LT 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	1.93	IPCA
	LT 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	5.93	IPCA
	LT 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.51	IPCA
	LT 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	3.61	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.71	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	1.01	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	9.51	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.77	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.83	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	3.00	IPCA
	LT 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	3.01	IPCA
	LT 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Nov-75	Dec-42	3.25	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-1 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-2 PR	-	0	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-3 PR	-	0	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-4 PR	-	0	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-5 PR	-	0	Nov-75	Dec-42	0.02	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-6 PR	-	0	Nov-75	Dec-42	0.02	IPCA
	LT 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.74	IPCA
	LT 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	25.68	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.19	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.52	IPCA
	LT 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	20.55	IPCA
	LT 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	21.80	IPCA
	LT 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	20.19	IPCA
	LT 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	6.74	IPCA
	LT 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	15.82	IPCA
	LT 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	23.70	IPCA
	LT 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	5.87	IPCA
	LT 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.43	IPCA
	LT 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	3.91	IPCA
	LT 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	9.22	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.12	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.12	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.06	IPCA
	LT 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	14.21	IPCA
	LT 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	19.30	IPCA
	LT 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	21.78	IPCA
	LT 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.10	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.08	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.10	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	-
	LT 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	9.17	IPCA
	LT 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	3.72	IPCA
	LT 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	36.70	IPCA

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

* Enterprises in operation which do not have right to AAR.
(1) Transmission lines only energized in January.
(2) Operational agreement between Furnas and Eletronorte.

 *** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these assets.

AAR Consolidation 4Q18 - (R$ million)
Company	Law 12,783 (O&M)	Integral responsibility (not renewed by Law 12,783)	Corporate AAR
Chesf	2,723,166,386.63	243,359,050.15	2,966,525,436.78
Eletronorte	1,446,507,740.70	493,557,870.16	1,940,065,610.86
Eletrosul	969,106,053.29	329,926,611.92	1,299,032,665.21
Furnas	4,285,516,361.23	225,429,429.15	4,510,945,790.38
Amazonas GT	-	48,503,012.06	48,503,012.06
Total	9,424,296,541.85	1,340,775,973.44	10,765,072,515.29

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 12.31.18 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	May-02	Dec-42	4.02	1.03%
	ALTAMIRA	180.3	PA	Jun-98	Dec-42	11.51	1.01%
	ALUMAR	-	-	-	-	0.33	1.03%
	ARIQUEMES	180.3	RO	Aug-94	Dec-42	3.73	1.03%
	BARRA PEIXE	350.6	MT	Nov-93	Dec-42	16.96	0.91%
	BOA VISTA	301.7	RR	Jul-01	Dec-42	1.07	1.03%
	C. MAGALHAES	15.1	MT	Oct-81	Dec-42	1.69	0.86%
	CAMETA	23.6	PA	Aug-98	Dec-42	2.73	1.00%
	CARAJAS	0.3	PA	Nov-06	Dec-42	1.27	1.03%
	CASTANHAL	-	PA	Jun-12	Dec-42	1.86	1.03%
	COELHO NETO	130.0	MA	Jan-00	Dec-42	5.28	1.01%
	COLINAS	1.5	TO	Mar-99	Dec-42	23.92	1.00%
	COXIPO	821.2	MT	Jul-87	Dec-42	28.41	1.02%
	CVRD	-	-	-	-	0.80	1.00%
	GUAMA	454.0	PA	Dec-81	Dec-42	6.36	0.76%
	IMPERATRIZ	1,842.2	MA	Dec-82	Dec-42	84.96	0.95%
	INTEGRADORA	-	PA	Jul-13	Dec-42	0.67	1.03%
	JARU	90.3	RO	Sep-97	Dec-42	4.62	1.03%
	JAURU	600.5	MT	Jun-03	Dec-42	3.32	1.03%
	JI-PARANA	380.6	RO	Sep-94	Dec-42	6.57	1.03%
	MARABA	1,063.8	PA	Oct-81	Dec-42	41.23	0.88%
	MIRACEMA	362.5	TO	Mar-99	Dec-42	28.53	1.01%
	MIRAMAR	-	PA	May-16	Dec-42	1.31	1.03%
	MIRANDA II	500.6	MA	Jun-98	Dec-42	17.93	1.05%
	NOBRES	-	MT	Sep-96	Dec-42	1.57	1.02%
	NOVA MUTUM	60.6	MT	Sep-96	Dec-42	5.85	1.20%
	P.DUTRA	721.0	MA	Dec-82	Dec-42	78.44	0.96%
	PERITORO	300.1	MA	Dec-82	Dec-42	7.40	1.02%
	PIMENTA BUENO	110.6	RO	Jun-08	Dec-42	4.42	1.03%
	PORTO FRANCO	399.5	MA	Feb-94	Dec-42	13.54	1.00%
	PORTO VELHO	525.6	RO	Jul-89	Dec-42	4.34	1.04%
	RIO BRANCO 1	566.0	AC	Nov-12	Dec-42	14.22	1.30%
	RONDONOPOLIS	400.9	MT	Jul-83	Dec-42	17.50	0.95%
	RUROPOLIS	300.6	PA	Dec-98	Dec-42	16.11	1.03%
	SAMUEL	0.3	RO	Jul-89	Dec-42	1.16	1.06%
	SANTA MARIA	600.2	PA	Sep-95	Dec-42	14.42	1.05%
	SAO LUIS I	401.7	MA	Dec-82	Dec-42	8.76	0.96%
	SAO LUIS II	2,829.0	MA	Dec-82	Dec-42	69.17	0.97%
	SINOP	356.0	MT	Sep-96	Dec-42	10.36	1.02%
	SORRISO	90.6	MT	Sep-96	Dec-42	5.65	1.01%
	SUB S.LUIS	-	-	-	-	6.97	1.00%
	TRANSAMAZONIC	60.3	PA	Dec-98	Dec-42	10.23	1.02%
	TUCURUI	969.0	PA	Oct-81	Dec-42	50.05	0.94%
	TUCURUI VILA	58.4	PA	Jun-99	Dec-42	4.18	1.00%
	UTINGA	602.0	PA	Dec-81	Dec-42	12.14	0.94%
	VARZEA GRANDE	-	-	-	-	3.89	1.02%
	VILA DO CONDE	3,817.4	PA	Dec-81	Dec-42	57.79	0.93%
	VILHENA	120.6	RO	Oct-08	Dec-42	4.69	1.03%
	XINGU	-	-	-	-	0.05	1.03%
	AMAPÁ	-	AP	Dec-01	Dec-42	(1)	-
	CALÇOENE	-	AP	May-02	Dec-42	(1)	-
	COARACY NUNES	-	AP	Nov-75	Dec-42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	Mar-08	Dec-42	(1)	-
	EQUATORIAL	-	AP	Aug-00	Dec-42	(1)	-
	MACAPÁ II	-	AP	Nov-96	Dec-42	(1)	-
	PORTUÁRIA	-	AP	Apr-96	Dec-42	(1)	-
	SANTA RITA	-	AP	Dec-07	Dec-42	(1)	-
	SANTANA	-	AP	Oct-75	Dec-42	(1)	-
	SENA MADUREIRA	18.8	AC	Oct-08	Dec-42	(1)	-
	TARTARUGALZINHO	-	AP	Jun-00	Dec-42	(1)	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Chesf	Abaixadora	110.0	BA	Oct-67	Dec-42	4.44	-
	Açu II	378.0	RN	Nov-89	Dec-42	11.34	-
	Angelim	310.0	PE	Jan-56	Dec-42	21.17	-
	Angelim II	-	PE	Jan-80	Dec-42	8.50	-
	Banabuiú	120.5	CE	Jan-64	Dec-42	11.88	-
	Barreiras	401.0	BA	Jun-96	Dec-42	11.85	-
	Boa Esperança 230 kV	127.3	PI	Mar-70	Dec-42	27.96	-
	Boa Esperança 500 kV	300.0	PI	Nov-80	Dec-42	9.13	-
	Bom Jesus da Lapa	162.3	BA	Sep-81	Dec-42	18.96	-
	Bom Nome	510.0	PE	Oct-63	Dec-42	13.19	-
	Bongi	530.0	PE	May-56	Dec-42	16.57	-
	Brotas de Macaúbas	-	BA	Jul-12	Dec-42	0.38	-
	Camaçari II	2,600.0	BA	Jan-79	Dec-42	87.37	-
	Camaçari IV	2,400.0	BA	Nov-12	Jul-40	8.66	-
	Campina Grande II	410.0	PB	May-64	Dec-42	41.17	-
	Campo Formoso	-	BA	Dec-15	Dec-42	0.00	-
	Catu	300.0	BA	May-56	Dec-42	12.17	-
	Cauípe	300.0	CE	Mar-01	Dec-42	10.05	-
	Cícero Dantas	151.0	BA	May-56	Dec-42	5.99	-
	Coremas	300.0	PB	Dec-90	Dec-42	8.52	-
	Cotegipe	402.0	BA	Jan-56	Dec-42	9.69	-
	Coteminas	-	PB	Dec-09	Dec-42	0.74	-
	Currais Novos	103.7	RN	Nov-75	Dec-42	2.58	-
	Delmiro Gouveia	400.0	CE	Jun-89	Dec-42	19.35	-
	Eliseu Martins	101.0	PI	Jan-06	Dec-42	1.60	-
	Eunápolis	400.0	BA	Sep-98	Dec-42	18.59	-
	Fortaleza	400.0	CE	Jan-64	Dec-42	34.19	-
	Fortaleza II	2,400.0	CE	May-00	Dec-42	63.02	-
	Funil	550.0	BA	Jan-56	Dec-42	33.15	-
	Goianinha	400.0	PE	Jan-61	Dec-42	14.88	-
	Governador Mangabeira	200.0	BA	Mar-60	Dec-42	10.70	-
	Ibicoara	410.0	BA	Jan-11	Jun-37	0.05	-
	Icó	200.0	CE	May-97	Dec-42	8.15	-
	Irecê	228.9	BA	Sep-81	Dec-42	20.29	-
	Itabaiana	200.0	SE	May-57	Dec-42	6.94	-
	Itabaianinha	239.0	SE	Feb-96	Dec-42	10.83	-
	Itapebi	-	BA	Jan-03	Dec-42	1.33	-
	Itapiraca	10.0	PE	Jan-83	Dec-42	1.23	-
	Jacaracanga	300.0	BA	Jan-82	Dec-42	11.53	-
	Jaguarari	-	BA	Jan-80	Dec-42	2.33	-
	Jardim	2,200.0	SE	Aug-79	Dec-42	57.09	-
	Joairam	450.0	PE	Jul-06	Dec-42	3.82	-
	João Câmara II	540.0	RN	Feb-14	Nov-40	0.09	-
	Juazeiro da Bahia II	402.0	BA	Apr-81	Dec-42	12.16	-
	Luiz Gonzaga	-	PE	May-88	Dec-42	31.46	-
	Maceió	400.0	AL	Sep-02	Dec-42	11.97	-
	Matatu	380.0	BA	Jan-65	Dec-42	16.94	-
	Messias	1,200.0	AL	Nov-94	Dec-42	52.19	-
	Milagres	2,120.0	CE	Jan-64	Dec-42	61.60	-
	Mirueira	400.0	PE	Aug-78	Dec-42	11.75	-
	Modelo Reduzido	12.5	BA	Jan-67	Dec-42	0.43	-
	Mossoró II	400.0	RN	Jan-77	Dec-42	20.23	-
	Moxotó	20.0	BA	Jan-72	Dec-42	1.99	-
	Mulungu	10.0	BA	May-75	Dec-42	1.66	-
	Mussuré II	400.0	PB	Mar-79	Dec-42	10.19	-
	Natal II	400.0	RN	Jan-79	Dec-42	23.48	-
	Olindina	40.0	BA	Apr-80	Dec-42	16.29	-
	Paraíso	200.0	RN	Feb-04	Dec-42	3.80	-
	Pau Ferro	400.0	PE	Aug-02	Dec-42	7.16	-
	Paulo Afonso III	-	AL	Mar-74	Dec-42	10.80	-
	Paulo Afonso IV	1,200.0	AL	Jan-79	Dec-42	21.34	-
	Penedo	300.0	AL	May-97	Dec-42	10.78	-
	Pici II	500.0	CE	May-05	Dec-42	12.59	-
	Picos	240.0	PI	Jul-92	Dec-42	12.61	-
	Pilões	-	PB	Oct-12	Dec-42	2.09	-
	Pirapama II	400.0	PE	Feb-72	Dec-42	11.96	-
	Piripiri	335.0	PI	Aug-73	Dec-42	18.44	-
	Pituaçu	400.0	BA	Mar-83	Dec-42	17.77	-
	Quixadá	-	CE	Jul-03	Dec-42	3.46	-
	Quixerê	-	CE	Nov-14	Dec-42	0.28	-
	Recife II	2,410.0	PE	Jan-79	Dec-42	79.45	-
	Ribeirão	400.0	PE	Oct-94	Dec-42	15.78	-
	Rio Largo II	300.0	AL	Dec-62	Dec-42	14.23	-
	Russas II	300.0	CE	Nov-82	Dec-42	7.69	-
	Santa Cruz II	100.0	RN	Mar-63	Dec-42	2.03	-
	Santana dos Matos II	50.0	RN	Nov-75	Dec-42	1.56	-
	Santo Antônio de Jesus	301.0	BA	Mar-97	Dec-42	12.64	-
	São João do Piauí	416.7	PI	Nov-80	Dec-42	25.90	-
	Sapeaçu	*				0.00	-
	Senhor do Bonfim II	500.0	BA	May-81	Dec-42	6.48	-
	Sobradinho 500 kV	900.0	BA	Oct-79	Dec-42	44.51	-
	Sobral II	400.0	CE	Nov-73	Dec-42	13.12	-
	Sobral III	1,200.0	CE	Apr-00	Dec-42	28.34	-
	Tacaimbó	400.0	PE	Jun-85	Dec-42	15.34	-
	Tacaratú	-	PE	Dec-14	Dec-42	0.28	-
	Teresina	590.0	PI	Apr-70	Dec-42	24.93	-
	Teresina II	900.0	PI	May-00	Dec-42	70.87	-
	Us. Funil					1.99	-
	Xingó 500 kV	-	SE	Nov-94	Dec-42	39.14	-
	Zebu	38.4	AL	Nov-76	Dec-42	1.32	-
	SS Elev. Usina Apolonio Sales	480.0	AL	Feb-77	Dec-42	(1)	-
	SS Elev. Usina B. Esperança	280.0	PI	Mar-70	Dec-42	(1)	-
	SS Elev. Usina de Funil	43.2	BA	Jan-59	Dec-42	(1)	-
	SS Elev. Usina Luiz Gonzaga	1,665.0	PE	May-88	Dec-42	(1)	-
	SS Elev. Usina de Pedra	26.7	BA	Nov-78	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso II	495.0	BA	Jan-62	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso IV	2,700.0	BA	Nov-79	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso III	960.0	BA	Jan-71	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso I	202.5	BA	Jan-55	Dec-42	(1)	-
	SS Elev. Usina Xingó	3,330.0	SE	Nov-94	Dec-42	(1)	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Furnas	ADRIANOPOLIS	3,103.3	RJ	Nov-70	Dec-42	30.60	IPCA
	AGUA VERMELHA	-	MG	Jan-02	Jan-42	3.30	IPCA
	AGUAS LINDAS	-	GO	Mar-14	Dec-42	1.42	IPCA
	ANGRA FUR	1,374.6	RJ	Apr-71	Dec-42	36.64	IPCA
	ARARAQUARA FURNAS	-	SP	Apr-76	Dec-42	6.03	IPCA
	ATIBAIA 2	-	SP	Jan-13	Dec-42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	Oct-72	Dec-42	61.57	IPCA
	BARREIRO 1	-	MG	Jan-13	Jan-43	1.63	IPCA
	BARRO ALTO	216.3	GO	Mar-82	Dec-42	19.14	IPCA
	BRAS. GERAL	300.0	DF	Feb-60	Dec-42	10.50	IPCA
	BRAS. SUL	2,175.0	DF	Mar-73	Dec-42	65.46	IPCA
	C. DOURADA	-	GO	Jan-86	Dec-42	4.83	IPCA
	C. PAULISTA	583.3	SP	Oct-76	Dec-42	25.99	IPCA
	CAMPINAS	2,156.7	SP	Sep-72	Dec-42	26.56	IPCA
	CAMPOS (2)	1,183.3	RJ	Feb-73	Dec-42	41.20	IPCA
	CORUMBA	-	GO	Mar-97	Dec-42	8.52	IPCA
	ESTREITO	-	MG	Jan-13	Jan-43	1.30	IPCA
	F.IGUACU 50HZ	8,812.0	PR	Dec-82	Dec-42	599.87	IPCA
	F.IGUACU 60HZ	7,156.0	PR	Dec-82	Dec-42	143.40	IPCA
	FUNIL	-	RJ	Sep-63	Dec-42	3.22	IPCA
	FURNAS	-	MG	Sep-63	Dec-42	7.78	IPCA
	GRAJAU	2,800.0	RJ	Dec-79	Dec-42	54.36	IPCA
	GUARULHOS	-	SP	Sep-63	Dec-42	9.79	IPCA
	GURUPI	-	TO	Mar-99	Dec-42	24.18	IPCA
	IBIUNA	12,050.4	SP	Apr-84	Dec-42	131.57	IPCA
	IMBARIE	-	RJ	Oct-68	Dec-42	1.57	IPCA
	IRIRI	-	RJ	Oct-09	Dec-42	0.74	IPCA
	ITABERA	-	SP	Sep-82	Dec-42	46.38	IPCA
	ITATIBA (3)	-	-	-	-	0.40	-
	ITUMBIARA	-	MG	Mar-73	Feb-20	68.67	IPCA
	ITUTINGA	-	MG	Apr-67	Dec-42	3.76	IPCA
	IVAIPORA	11,006.0	PR	Oct-82	Dec-42	115.40	IPCA
	JACAREPAGUA	1,275.0	RJ	Dec-67	Dec-42	32.28	IPCA
	L.C.BARRETO	-	SP	Mar-69	Dec-42	13.54	IPCA
	MASCARENHA DE MORAES (4)	-	MG	Dec-56	Oct-23	21.58	IPCA
	MACAE MERCHAN	-	RJ	Nov-01	Dec-42	2.04	IPCA
	MARIMBONDO	-	MG	Aug-75	Dec-42	10.43	IPCA
	MOGI	-				2.39
	MOGI CRUZES	1,166.7	SP	Mar-64	Dec-42	24.38	IPCA
	NIQUELANDIA	-	GO	Oct-99	Dec-42	8.02	IPCA
	OURO PRETO 2	-	MG	Feb-04	Dec-42	5.12	IPCA
	PORTO COLOMBIA	-	MG	Jul-73	Dec-42	8.53	IPCA
	PARQUE EMAS	-	GO	Nov-13	Nov-53	1.20	IPCA
	PIRINEUS	-	GO	Nov-06	Dec-42	0.56	IPCA
	POCOS CALDAS (5)	1,796.7	MG	Sep-63	Dec-42	34.80	IPCA
	RIO CLARO	-	GO	Nov-13	Nov-53	1.20	IPCA
	RIO VERDE FUR	333.3	GO	Dec-75	Dec-42	15.48	IPCA
	ROCHA LEAO	-	RJ	Dec-72	Dec-42	5.32	IPCA
	SERRA DA MESA	-	GO			56.77	IPCA
	SAMAMBAIA	5,525.0	DF	Mar-98	Dec-42	97.00	IPCA
	SANTA CRUZ	-	RJ	Jun-67	Jan-43	4.59	IPCA
	SAO GONCALO	-	RJ	Jun-77	Jan-43	0.43	IPCA
	SAO JOSE	2,800.0	RJ	Aug-91	Dec-42	61.05	IPCA
	TIJUCO PRETO	19,114.7	SP	Sep-82	Dec-42	164.38	IPCA
	UHE S.DA MESA	-	GO	Mar-98	Nov-39	14.44	IPCA
	USI CAMPOS	-	RJ	Dec-68	Jul-27	2.66	IPCA
	VENDA PEDRAS	-	RJ	Jan-13	Jan-43	0.27	IPCA
	VIANA	750.0	ES	Dec-05	Dec-42	5.43	IPCA
	VITORIA	1,113.4	ES	Nov-78	Dec-42	27.69	IPCA
	ZONA OESTE	-	RJ	Jun-09	Jun-39	2.00	IPCA

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eletrosul	ALEGRETE	83.0	RS	May-71	Dec-42	3.34	IPCA
	ANASTACIO	150.0	MS	Aug-94	Dec-42	3.90	IPCA
	ARAQUARI (HYOSUNG) *	-	SC	Jan-13	Dec-42	0.42	IPCA
	AREIA	672.0	PR	Aug-80	Dec-42	18.17	IPCA
	ASSIS *	336.0	SP	Mar-79	Dec-42	6.03	IPCA
	ATLANTIDA 2	249.0	RS	May-07	Dec-42	3.84	IPCA
	BIGUACU	600.0	SC	Apr-08	Dec-42	11.12	IPCA
	BLUMENAU	1,962.0	SC	Apr-79	Dec-42	33.19	IPCA
	C.MOURAO *	-	PR	Jan-13	Dec-42	1.96	IPCA
	C.NOVOS	2,466.0	SC	Sep-82	Dec-42	31.08	IPCA
	CAMPO GRANDE	-	SC	Sep-82	Dec-42	3.28	IPCA
	CANOINHAS ESU	450.0	SC	Feb-88	Dec-42	6.82	IPCA
	CAXIAS	2,016.0	RS	Dec-01	Dec-42	21.42	IPCA
	CAXIAS SUL 5 *	215.0	RS	Jun-05	Dec-42	21.42	IPCA
	CHARQUEADAS	88.0	RS	Jan-72	Dec-42	3.84	IPCA
	CURITIBA	1,344.0	PR	Oct-80	Dec-42	24.05	IPCA
	D.SANTA CRUZ *	-	MS	Jan-13	Dec-42	0.22	IPCA
	DESTERRO	300.0	SC	Dec-08	Dec-42	4.84	IPCA
	DOURADOS	300.0	MS	Nov-87	Dec-42	10.64	IPCA
	FARROUPILHA	88.0	RS	Jun-73	Dec-42	5.47	IPCA
	FLORIANOPOLIS	75.0	SC	Dec-74	Dec-42	2.88	IPCA
	FORQUILHINHA *	-	SC	Jan-13	Dec-42	0.55	IPCA
	FOZ DO CHAPECO *	-	RS	Apr-15	Dec-42	0.00	IPCA
	GASPAR 2 *	-	SC	Sep-16	Dec-42	1.72	IPCA
	GRAVATAI	2,016.0	RS	Sep-82	Dec-42	31.09	IPCA
	GRAVATAI 2 *	-	RS	Jan-13	Dec-42	1.20	IPCA
	GRAVATAI 3	165.0	RS	Nov-07	Dec-42	3.25	IPCA
	ILHOTA	100.0	SC	Dec-76	Dec-42	5.65	IPCA
	IMBITUBA	-	SC	Feb-16	Dec-42	0.02	IPCA
	ITA *	-	SC	Mar-65	Dec-42	12.61	IPCA
	ITAJAI	600.0	SC	Jan-02	Dec-42	7.02	IPCA
	IVAIPORA	-	PR	May-82	Dec-42	13.07	IPCA
	J.LACERDA-A	399.8	SC	Mar-65	Dec-42	8.90	IPCA
	J.LACERDA-B	-	SC	Jun-79	Dec-42	4.82	IPCA
	JOINV.NORTE	600.0	SC	Jun-09	Dec-42	11.61	IPCA
	JOINVILLE	691.0	SC	Nov-74	Dec-42	14.50	IPCA
	JOINVILLE GM *	-	SC	May-12	Dec-42	0.99	IPCA
	JOINVILLE SANTA CATARINA *	-	SC	Oct-15	Dec-42	1.35	IPCA
	L.GRANDE *	-	RS	Jan-13	Dec-42	0.69	IPCA
	LONDRINA ESU	1,344.0	PR	Apr-88	Dec-42	16.93	IPCA
	MACHADINHO *	-	SC	Jan-13	Dec-42	1.02	IPCA
	MARINGA *	-	PR	Jan-13	Dec-42	0.27	IPCA
	MONTE CLARO *	-	RS	Jan-13	Dec-42	0.70	IPCA
	NOVA ANDRADINA *	-	MS	Jul-16	Dec-42	1.12	IPCA
	NOVA PRATA 2 *	-	RS	Sep-15	Dec-42	1.32	IPCA
	NOVA STA RITA	2,016.0	RS	Aug-09	Dec-42	24.68	IPCA
	OSORIO 2 *	-	RS	Jan-13	Dec-42	0.70	IPCA
	PAL.PINHEIRA *	-	SC	Feb-16	Dec-42	0.95	IPCA
	PALHOCA ESU	384.0	SC	Jan-84	Dec-42	9.82	IPCA
	PASSO FUNDO	168.0	RS	Nov-92	Dec-42	7.70	IPCA
	S. OSORIO	33.3	PR	Oct-75	Dec-42	4.88	IPCA
	S.SANTIAGO	15.0	PR	Nov-80	Dec-42	7.72	IPCA
	SANTO ANGELO	2,016.0	RS	Dec-99	Dec-42	26.17	IPCA
	SIDEROPOL.ESU	352.0	SC	Apr-75	Dec-42	7.49	IPCA
	TAPERA 2	249.0	RS	Mar-05	Dec-42	5.73	IPCA
	TIJUCAS *	-	SC	Nov-12	Dec-42	0.85	IPCA
	U.MIMOSO *	-	MS	Jan-13	Dec-42	0.71	IPCA
	XANXERE ESU	600.0	SC	Jun-86	Dec-42	5.89	IPCA

(1) Enterprises in operation which do not have right to AAR.
(2) Concerning the venture associated with SS CAMPOS, ONS issued TLD ONS / 201/11/2018 and TLD ONS / 200/11/2018, recognizing the beginning of commercial operation on November 5, 2018.
(3) Corresponding to two 500 kV line inputs.
(4) Concerning the venture associated with SS MASCARENHAS DE MORAES, ONS issued TLD ONS/259/12/2018 and TLD ONS/258/12/2018 , recognizing the beginning of commercial operation on December 17, 2018.
(5) An AT02 unit (50 MVA) failed and was disposed of.
* Eletrosul can access these substations because it has line and equipment inputs, even transformers, with the proper AAR.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 12.31.18 (R$ Million)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.47	1.03%
	ARARAQUARA 2	3505.2	SP	Mar-13	Feb-39	120.03	1.03%
	ARIQUEMES	-	RO	-	-	1.72	1.03%
	BALSAS	200.0	MA	Dec-11	Jan-39	3.70	1.03%
	COLETORA PORTO VELHO	5438.4	RO	Mar-13	Feb-39	201.18	1.03%
	JAURU	-	RO	-	-	1.26	1.03%
	JI-PARANA	-	RO	-	-	1.72	1.03%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.10	1.03%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.40	1.03%
	LECHUGA - CC 009/2010	-	AM	Mar-15	May-42	1.10	1.03%
	LECHUGA - CC 014/2012	450.0	AM	Mar-15	May-42	6.89	1.03%
	LUCAS RIO VERDE	75.0	MT	Apr-13	Jun-41	2.79	1.03%
	MIRAMAR	450.0	PA	Apr-16	Apr-46	3.90	1.03%
	MIRANDA II (ATR1)	450.0	MA	Nov-10	Jan-39	10.81	1.03%
	NOBRES	200.0	MT	Sep-13	Dec-41	1.90	1.03%
	PIMENTA BUENO	-	RO	-	-	1.72	1.03%
	PORTO VELHO	-	RO	Mar-13	Feb-39	1.67	1.03%
	RIB.GONCALVES	650.0	MA	Dec-11	Jan-39	12.74	1.03%
	RIO BRANCO 1 (EX RBTE) - No transformer in this SS	-	AC	Oct-11	Nov-39	6.72	1.03%
	SAMUEL	-	RO	-	-	1.04	1.03%
	SAO LUIS II	-	MA	-	-	0.24	1.01%
	SAO LUIS III	300.3	MA	May-10	Mar-38	5.49	1.14%
	TUCURUI	300.0	PA	Dec-14	Dec-41	2.09	1.03%
	VILHENA	-	RO	-	-	2.41	1.03%

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Chesf	Acaraú II	200.0	CE	Apr-14	Nov-40	4.03	IPCA
	Açu II	*	RN	Nov-89	Dec-42	0.36	-
	Aquiraz II	0.0	CE	Dec-13	Dec-43	0.00	IPCA
	Arapiraca III	200.0	AL	Jun-13	Oct-40	9.71	IPCA
	Bom Jesus da Lapa II	0.0	BA	Dec-15	Nov-40	0.21	IPCA
	Brumado II	0.0	BA	Aug-10	Jun-37	0.34	IPCA
	Camaçari IV	*	BA	Nov-12	Jul-40	10.64	IPCA
	Campina Grande III	0.0	PB	Dec-15	Oct-41	0.00	-
	Casa Nova II	180.0	BA	Nov-17	Dec-37	0.00	-
	Ceará Mirim II	0.0	RN	Sep-14	Sep-44	0.38	-
	Coremas	*	PB	Dec-90	Dec-42	0.26	-
	Extremoz II	0.0	RN	Feb-14	Nov-40	4.41	IPCA
	Garanhuns II	0.0	PE	Dec-15	Dec-41	0.00	-
	Ibiapina II	200.0	PI	Sep-16	Aug-41	3.48	IPCA
	Ibicoara	*	BA	Jan-11	Jun-37	6.02	IPCA
	Igaporã	450.0	BA	Jun-14	Nov-40	6.66	IPCA
	Igaporã III	2250.0	BA	Dec-15	Jun-42	27.17	IPCA
	Irecê	*	BA	Sep-81	Dec-42	0.35	-
	Jaboatão II	300.0	PE	May-18	May-48	4.49	-
	Jardim	*	SE	Aug-79	Dec-42	0.31	IPCA
	João Câmara II	*	RN	Feb-14	Nov-40	7.53	IPCA
	Lagoa Nova II	450.0	RN	Dec-15	Oct-41	5.63	-
	Milagres	*	CE	Jan-64	Dec-42	1.31	IPCA
	Mirueira II	300.0	PE	Apr-16	Jun-42	5.74	IPCA
	Morro do Chapéu	150.0	BA	Jul-17	Oct-41	3.46	-
	Mossoró II	*	RN	Jan-77	Dec-42	0.38	IPCA
	Mossoró IV	100.0	RN	Oct-17	Jun-42	3.34	IPCA
	Natal III	450.0	RN	Aug-12	Aug-39	8.76	-
	Paraíso	*	RN	Feb-04	Dec-42	0.74	-
	Paulo Afonso III	*	AL	Mar-74	Dec-42	0.96	-
	Pecém II	0.0	CE	Oct-13	Oct-43	0.00	-
	Penedo	*	AL	May-97	Dec-42	1.42	-
	Picos	*	PI	Jul-92	Dec-42	0.80	IPCA
	Pindaí II	300.0	BA	Dec-15	Jun-42	4.16	-
	Pirapama II	*	PE	Feb-72	Dec-42	0.64	IPCA
	Polo	300.0	BA	Apr-16	Oct-40	3.07	IPCA
	Santa Rita II	450.0	PB	Jul-12	Aug-39	7.83	-
	Sapeaçu	*	BA	May-03	Dec-42	1.05	IPCA
	Senhor do Bonfim II	*	BA	May-81	Dec-42	0.03	IPCA
	Sobral III	*	CE	Apr-00	Dec-42	0.34	-
	Suape II	1200.0	PE	Dec-12	Jan-39	13.27	IPCA
	Suape III	300.0	PE	Jul-12	Jan-39	4.75	-
	Tabocas do Brejo Velho	0.0	BA	Jun-17	Jun-47	0.00	IPCA
	Tauá II	202.0	CE	Dec-07	Mar-35	15.17	IPCA
	Teresina II	*	PI	May-00	Dec-42	0.91	IPCA
	Teresina III	400.0	PI	Oct-17	Dec-41	7.49	IPCA
	Touros	150.0	RN	May-17	Jun-42	3.52	-
	Zebu II	200.0	AL	Jul-12	Aug-39	5.15	-
	SS Elev. Usina de Curemas (3)	4.2	PB	Jan-68	Nov-24	-	-
	SS Elev. Usina de Sobradinho (3)	1200.0	BA	Oct-79	Feb-22	-	-
	SS Elev. Usina de Sobradinho (3)	1200.0	BA	Oct-79	Feb-22	-	-
	SS Elev. Usina Term. Camaçari (3)	400	BA	Sep-78	Aug-27	-	-

Furnas	B.DESPACHO 3 (TL B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	1.67	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	May-01	May-31	7.49	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	1183.3	RJ	May-05	May-35	1.82	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	2250.0	SP	May-01	May-31	63.22	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	5.11	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	2.42	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	1.70	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	0.69	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	4.04	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	May-12	May-42	8.89	IPCA
	PIRINEUS	-	GO	-	-	0.47	IPCA
	XAVANTES	-	GO	-	-	0.47	IPCA
	LINHARES (4)	150.0	ES	Aug-18	Jul-40	4.12	IPCA
	U. MASCARENHAS	-	ES	Aug-18	Jul-40	0.41	IPCA
Amazonas G&T	CRIST. ROCHA	-	AM	Nov-16	without definition	0.69	-
	JORGE TEIXEIRA	300.0	AM	May-14	without definition	7.94	-
	LECHUGA	-	AM	Aug-14	without definition	3.60	-
	MANAUS	450.0	AM	Feb-89	without definition	10.11	-
	MAUA III	600.0	AM	May-14	without definition	12.46	-
	PRES FIGUEIREDO	15.0	AM	Sep-98	without definition	0.91	-
	HPP BALBINA	-	AM	Feb-89	without definition	0.78	-
Eletrosul (4)	ABDON BATISTA	0.0	SC	Jan-15	Mar-35	0.46	IGPM
	BIGUACU	2016.0	SC	Apr-08	Mar-35	42.85	IGPM
	BLUMENAU	0.0	SC	Apr-79	Mar-35	5.84	IGPM
	C.NOVOS	-	SC	Sep-82	Mar-35	7.96	IGPM
	CASCAVEL OEST	0.0	PR	Oct-05	Feb-34	5.74	IGPM
	CAXIAS SUL 6	330.0	RS	Aug-12	Oct-40	4.38	IPCA
	CV URUGUAIANA	239.7	RS	Sep-94	Jul-21	10.28	IPCA
	FOZ DO CHAPECO	150.0	RS	Dec-12	Jun-41	5.03	IPCA
	GARIBALDI 1	-	RS	May-13	Oct-40	0.52	IPCA
	GUARITA	0.0	RS	May-77	Jun-41	0.11	IPCA
	IJUI 2	166.0	RS	Apr-13	Oct-40	3.63	IPCA
	IVAIPORA	0.0	PR	May-82	Feb-34	11.00	IGPM
	IVINHEMA 2	300.0	MS	Jan-16	Jan-44	3.40	IPCA
	L.GRANDE	150.0	RS	Nov-12	Oct-40	3.49	IPCA
	MISSOES	150.0	RS	Nov-10	Jan-39	5.51	IPCA
	MONTE CLARO	0.0	RS	Sep-04	Oct-40	0.54	IPCA
	N. PETROPOLIS 2	166.0	RS	Nov-12	Oct-40	4.19	IPCA
	NOVA STA RITA - AMPLIAÇÃO	672.0	RS	Dec-13	Apr-36	5.11	IPCA
	PRE.MEDICI	0.0	RS	Mar-08	Mar-38	0.38	IPCA
	S.SANTIAGO	0.0	PR	Dec-80	Feb-34	5.27	IGPM
	SANTA CRUZ 1	0.0	RS	Dec-99	Mar-38	0.32	IPCA
	XANXERE	0.0	SC	Oct-75	Jun-41	0.22	IPCA

(1) The substations of Aquiraz II, Campina Grande III, Ceará Mirim II, Garanhuns II, Pecém II belong to SPE in which Chesf has equipment installed in at least one line input or with Operation and / or Maintenance support. Chesf has no associated RAP.

(2) The Tabocas do Brejo Velho substation is under donation process to Chesf by Enel Green Power. AAR has not yet been defined.
(3) The Subtations: Elev. Plant of Curemas, SE Elev. Sobradinho Plant, SE Elev. Term Plant. Camaçari are not part of the transmission contracts. These enterprises do not have right to AAR.
(4) 50 MVAs reserve not added according to DTEI guidance.
(5) PS: The substations that do not belong to Eletrosul have their Go-Live dates, the effective beginning of AAR.
* These substations with MVA value in "Substations - Enterprises renewed under the terms of Law 12,783/13" are also listed here because they have their own AAR and O&M.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Counties Assisted	Substations
ED Acre*	21,497	269,248	22	13
ED Alagoas*	43,581	1,158,036	102	40
ED Amazonas Energia*	34,369	1,001,390	62	24
ED Piauí*	94,827	1,277,381	224	88
ED Rondônia*	58,050	638,927	52	60
ED Roraima*	3,729	116,178	1	4

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Companies information

IV.2 Energy Sold – MWh
Companies	1Q18	2Q18	3Q18	4Q18
ED Acre*	256,300	252,112	253,070	-
ED Alagoas*	940,523	880,386	866,760	970,090
ED Amazonas Energia*	1,403,629	1,473,020	1,551,923	1,537,853
ED Piauí*	17,214	819,606	889,576	-
ED Rondônia*	748,794	768,215	801,467	-
ED Roraima*	198,228	190,405	184,942	-
Total	3,564,688	4,383,744	4,547,739	2,507,943

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q18		2Q18		3Q18		4Q18
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Captive Market
Residential	1,204.1	1,760,945.3	1,244.0	1,784,033.9	1,316.3	1,826,429.4	691.1	876,506.8
Industrial	210.0	337,071.0	201.6	339,083.4	206.7	336,826.5	137.6	205,552.1
Commercial, services and others activities	574.3	845,483.0	585.5	848,303.8	621.7	873,429.8	346.0	452,050.0
Rural	89.4	215,578.7	82.2	177,449.3	94.9	203,017.1	36.5	95,719.0
Public Utilities	188.9	323,185.1	210.0	356,584.1	228.2	377,524.4	131.2	201,268.4
Public Ilumination	81.4	212,435.0	81.7	204,250.5	86.0	209,492.3	43.3	100,619.3
Public service	64.0	141,119.3	67.4	142,621.0	75.8	149,397.6	35.6	73,465.7
Own Consumption	3.5	7,925.1	3.6	8,057.8	3.9	9,649.2	2.8	4,902.2
Others	- 3.4	-	- 4.5	-	2.8	-	-	-
Captive Total	2,412.3	3,843,742.5	2,471.5	3,860,383.8	2,636.3	3,985,766.2	1,424.1	2,010,083.3
Free Costumer
Residential	5.2	42,693.7	5.2	43,399.1	5.5	47,551.2	-	-
Industrial	9.9	347,324.6	10.2	359,933.2	11.2	392,308.5	13.6	368,863.2
Commercial, services and others activities	4.7	81,550.6	4.9	82,790.4	4.2	84,862.7	2.3	88,521.5
Rural	-	-	-	-	-	-	-	-
Public Utilities	-	-	-	-	-	-	-	-
Public Ilumination	-	-	-	-	-	-	-	-
Public service	-	35,426.5	-	37,237.5	-	37,250.3	-	40,475.0
Own Consumption	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Free Costumer Total	19.8	506,995.4	20.2	523,360.2	20.9	561,972.6	15.9	497,859.6

Total Energy Sold (1)	2,432.08	4,350,737.87	2,491.69	4,383,744.03	2,657.16	4,547,738.84	1,440.03	2,507,942.97
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

IV.3 Energy purchased for resale
Company	Buyer	1Q18		2Q18		3Q18		4Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre*	Eletrobras System	113.9	247,758.8	114.6	243,320.7	119.4	244,611.0	-	-
	Others	73.5	53,365.7	75.7	54,385.6	80.2	57,213.1	-	-
ED Alagoas*	Eletrobras System	28.8	158,117.0	26.6	172,500.0	29.0	165,431.0	24.0	177,867.6
	Others	177.2	1,058,170.0	163.2	1,059,644.0	178.0	1,016,220.0	147.6	1,092,616.3
ED Amazonas Energia*	Eletrobras System	108.0	800,669.0	106.0	748,028.0	122.9	529,670.0	238.2	542,811.0
	Others	72.7	616,313.6	70.9	595,884.0	91.5	625,524.0	406.7	642,033.0
ED Piauí*	Eletrobras System	42.0	306,326.0	41.8	305,933.0	44.7	331,372.0	-	-
	Others	224.9	799,966.0	242.8	1,972,576.0	331.4	1,067,698.0	-	-
ED Rondônia*	Eletrobras System	69.8	309,018.0	63.6	225,292.0	51.4	186,121.8	-	-
	Others	209.8	928,498.0	191.2	676,929.0	154.4	559,235.2	-	-
ED Roraima*	Eletrobras System	61,539.4	257,674.4	59,871.6	250,676.7	49,686.4	208,032.1	-	-
	Others	39,023.4	47,126.3	19,634.8	23,719.4	112,012.3	75,299.6	-	-

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

IV.4 Network Expansion – number of new connections
Company	1Q18	2Q18	3Q18	4Q18
ED Acre*	5,063	3,721	2,990	-
ED Alagoas*	13,541	5,688	9,211	27,683
ED Amazonas Energia*	13,398	3,947	3,979	3,352
ED Piauí*	9,638	14,435	15,269	-
ED Rondônia*	8,994	9,453	10,487	-
ED Roraima*	1,503	1,371	1,423	-

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q18		2Q18		3Q18		4Q18
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre*	Diesel Oil (L)	15,081,652.0	-	14,990,344.0	-	15,632,396.0	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Alagoas*	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Amazonas Energia*	Diesel Oil (L)	105,843,559.0	377.3	107,856,158.0	413.7	120,077,766.0	449.4	123,788,733.7	486.2
	Gas (m3)	298,332,964.0	733.0	284,456,570.0	737.3	243,371,586.0	732.7	172,215,008.0	528.6
ED Piauí*	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Rondônia*	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Roraima*	Diesel Oil (L)	13,180,487.0	53.8	6,629,537.0	40.0	20,756,536.0	50,305.8	-	-
	Gas (m3)	-	-	-	-	-	-	-	-

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	34.64	23.82	351.81	9.85	10.90
ED Alagoas	4.77	3.12	238.01	10.34	13.70
ED Amazonas	9.64	3.92	540.26	7.77	36.15
ED Piauí	16.79	9.95	462.71	12.93	14.36
ED Rondônia	20.98	11.02	332.68	11.15	16.20
ED Roraima	11.25	37.94	172.98	7.04	7.63

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

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IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	36.56	151.33	985.29	151.28	89.71	25.78	1,439.95
Industrial	2.21	22.57	165.33	12.97	17.73	0.82	221.62
Commercial, services and others activities	0.89	54.37	263.21	47.39	28.32	6.26	400.43
Rural	6.15	16.89	25.97	8.54	17.22	1.17	75.95
Public Utilities	13.59	39.00	291.67	20.76	6.81	11.76	383.59
Public Ilumination	11.38	24.85	7.71	13.91	8.01	-	65.87
Public service	2.06	18.40	73.46	14.53	17.81	5.76	132.02
Own Consumption	-	-	0.00	0.94	-	-	0.95
Others	9.74	1.04	9.28	22.95	9.96	-	52.97
Total	82.58	328.46	1,821.92	293.28	195.56	51.55	2,773.34

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Holding	780	-	780
Cepel	60	270	330
Eletronorte	1,073	1,597	2,670
Chesf	1,239	2,577	3,816
Furnas	896	2,141	3,037
Eletronuclear	367	1,370	1,737
Eletrosul	431	687	1,118
CGTEE	83	263	346
Amazonas GT	84	353	437
Itaipu Binacional	1,009	374	1,383
ED Acre*	-	-	-
ED Alagoas	266	1,020	1,286
ED Amazonas	263	1,409	1,672
ED Piauí*	-	-	-
ED Rondônia*	-	-	-
ED Roraima*	-	-	-
Eletropar*	4	-	4
Total	6,555	12,061	18,616

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras.

IX.2 Complementary Workforce
Eletrobras companies	1Q18	2Q18	3Q18	4Q18
Holding	-	-	-	-
Cepel	-	-	-	-
Eletronorte	-	-	-	-
Chesf	-	-	-	-
Furnas	1,064	1,053	1,050	1,046
Eletronuclear	-	-	-	811
Eletrosul	-	-	-	-
CGTEE	-	144	144	144
Amazonas GT	15	15	15	15
Itaipu Binacional	-	-	-	-
ED Acre	402	402	402	-
ED Alagoas	304	208	421	321
ED Amazonas Energia	2,040	2,040	2,040	2,040
ED Piauí	955	1,037	1,037	-
ED Rondônia	1,275	1,301	1,362	-
ED Roraima	284	335	341	-
Eletropar	-	-	-	-
Total	6,339	6,535	6,812	4,377

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras.

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Operating Information of the Subsidiaries

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation - Expansion	1Q18	2Q18	3Q18	4Q18
Eletrobras	-	-	-	0
Eletronorte	0.06	0.04	0.00	0.45
Chesf	11.13	4.30	9.36	95.66
Furnas	5.40	10.21	19.56	439.56
Eletronuclear	45.52	70.38	88.73	251.46
Eletrosul	-	-	-	55.30
CGTEE	-	-	-	98.37
Amazonas GT	2.85	4.35	54.12	43.47
ED Amazonas Energia	-	-	-	0.00

Generation - Maintenance	1Q18	2Q18	3Q18	4Q18
Eletrobras	-	-	-	-
Eletronorte	0.55	0.59	1.18	0.43
Chesf	1.55	5.43	5.98	21.90
Furnas	27.02	14.49	13.66	9.57
Eletronuclear	12.65	16.80	46.33	39.77
Eletrosul	0.06	0.52	0.31	0.05
CGTEE	0.83	19.98	2.80	98.37
Amazonas GT	-	0.12	0.05	7.88
ED Amazonas Energia	1.52	0.72	-	-

Generation – Partnership Investments (1)	1Q18	2Q18	3Q18	4Q18
Eletrobras	76.2	64.5	-	-
Eletronorte	136.78	85.91	-	-
Chesf	118.72	91.42	68.40	79.45
Furnas	10.71	10.18	331.27	4.05
Eletrosul	-	9.20	55.26	43.45

Transmission - Expansion	1Q18	2Q18	3Q18	4Q18
Eletrobras	0.66	-	0.06	0.00
Eletronorte	24.00	25.26	37.08	59.39
Chesf	110.54	163.63	182.17	197.47
Furnas	13.52	26.33	55.56	93.85
Eletrosul	9.73	12.60	12.94	9.72
Amazonas GT	0.59	2.11	5.56	16.99

Transmission - Maintenance	1Q18	2Q18	3Q18	4Q18
Eletrobras	-	-	-	-
Eletronorte	1.84	1.75	4.01	14.43
Chesf	31.82	35.84	38.96	50.82
Furnas	11.87	14.63	43.55	35.30
Eletrosul	0.39	0.56	0.46	0.56
Amazonas GT	0.68	-	-	5.69

Transmission – Partnership Investments	1Q18	2Q18	3Q18	4Q18
Eletrobras	-	-	-	-
Eletropar	-	-	-	-
Eletronorte	12.25	-	-	12.25
Chesf	-	-	-	0.00
Furnas	13.81	1.49	1.24	64.44
Eletrosul	0.20	0.26	0.19	0.85

Distribution - Expansion	1Q18	2Q18	3Q18	4Q18
ED Acre	6.30	5.70	2.90	5.22
ED Alagoas	16.07	22.69	21.57	50.27
ED Amazonas Energia	17.48	33.62	13.83	37.74
ED Piauí	14.97	17.52	25.04	-
ED Rondônia	3.25	40.79	17.58	27.51
ED Roraima	7.04	-0.75	0.29	1.25

Distribution - Maintenance	1Q18	2Q18	3Q18	4Q18
ED Acre	5.97	3.55	4.28	1.73
ED Alagoas	10.86	13.64	8.64	13.51
ED Amazonas Energia	7.87	13.67	10.67	17.75
ED Piauí	8.02	20.60	11.46	0.00
ED Rondônia	8.71	4.35	11.37	23.33
ED Roraima	0.11	0.75	1.27	0.68

Others (2)	1Q18	2Q18	3Q18	4Q18
Eletrobras	2.71	3.58	0.27	11.31
Eletronorte	0.70	1.58	1.22	2.04
Chesf	15.20	19.45	14.16	29.95
Furnas	9.80	9.06	16.14	28.11
Eletronuclear	0.59	2.83	1.07	0.23
Eletrosul	1.40	1.34	3.49	5.96
CGTEE	0.03	0.02	0.12	0.32
Amazonas GT	-	0.99	2.53	2.05
ED Acre	1.78	2.93	8.41	8.92
ED Alagoas	2.32	5.75	5.21	6.80
ED Amazonas Energia	31.49	38.52	22.10	32.55
ED Piauí	9.96	21.46	21.39	0.00
ED Rondônia	10.01	0.03	0.23	2.38
ED Roraima	0.33	0.37	0.31	0.17
(1) The payments of assets of the companies that came to Eletrobras were eliminated.
(2) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

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VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Realized						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	687.70	180.00	-	(1)	mai/12	(2)	(2)	(2)	(2)
Eletronuclear	Angra 3	RJ	21.223.2 (3)	6,933	1,405	-	Jan/2026 (4)	Nov-09	Dec/2066 (5)	-	-	-
Amazonas GT	TPP Mauá 3	AM	1,816.41	1,371.86	189.55	507.2	Sep/2017 (6)	Mar-13	Nov-44	100.00	248.36	-

(1) Construction paralyzed, due to the judicial reorganization of the leading company of Consórcio Construtora (up to the present moment). The strategy underway is to subdivide Casa Nova I (180 MW) into 7 parks (Casa Nova A, B, ... G). For the Casa Nova A and Casa Nova B conclusion (18 x 1.5 MW = 27 MW), which is in a more advanced stage of construction, it is in the due diligence process to raise the missing items to conclude the hiring phase. In September / 2018 the preliminary report on due diligence was delivered. The final Commercial Technical Report is expected to be delivered in October / 2018, including the scope and budget for completing parks A and B. The current forecast is for park A to be started in 2018 and completed in 2019 and park B to be initiated in 2019 and completed in 2020. For the wind farms Casa Nova C, D, E, F and G, the predictions are that they be concluded via SPEs, after the Public Call for the selection of partners.

(2) Wind farm project without grants and not-traded energy

(3) On December 1, 2018, the direct cost budget approved by the Executive Board, in accordance with RDE 1434.002/18 of 11/06/2018, is R $ 21,223.2 billion, of which R $ 6,932.7 billion are realized. The indirect costs added to the enterprise are those legally allowed, such as: internal engineering, administration, capitalized financial charges, etc. CNPE Resolution No. 14, dated 10.09.2018 - D.O.U dated 10.23.2018, changed the reference price of Plant 3 tariff to the amount of R $ 480.00 / MWh and determined a series of procedures for the viability of the Enterprise.

(4) The go live date changed to 01/01/2026 according to RDE 1434.002 / 18 of 11/06/2018.
(5) No operating license for Angra 3. It is considered 40 years from 01.01.2026 by analogy with Angra 2.
(6) On 09/19/2017 ANEEL's authorization was issued for the commercial operation of UG1, but it only started operating on 09/27/2017.

VI.2.1.2 Special Purpose Entities
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Percentage	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
										Total	Realized			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1) (2)	HPP Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	15.00	4,571	Apr-16	Aug-11	Aug-45	41,949	41,949	98.05%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	70.00	126.07	30 (3)
Cia. Energética Sinop S.A.	HPP Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	401.88	24.50	242.8	Dec-18	Mar-14	Feb-49	2,982.84	2,982.84	99.85%	Chesf (24,5%) Eletronorte (24,5%) EDFNF (51,00%)	88.9%	144.35	11.1%
Acauã Energia S.A.	WPP Acauã	Chesf (99,93%)	BA	6.00	0.25	3.10	Jun-19	Apr-15	Apr-49	46.60	38.95	85.40%	Sequóia (0,00668%)	-	-	-
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99,96%)	BA	10.00	99.93	5.1	Apr-19	Apr-15	Apr-49	68.40	56.65	85.40%	Sequóia (0,04%)	-	-	-
Arapapá Energia S.A.	WPP Arapapá	Chesf (99,9%)	BA	4.00	99.96	2.20	Jun-19	Apr-15	Apr-49	36.80	30.25	84.00%	Sequóia (0,1%)	-	-	-
Caititu 2 Energia S.A.	WPP Caititu 2	Chesf (99,96%)	BA	10.00	99.90	5.1	Oct-19	Apr-15	Apr-49	71.50	52.00	79.00%	Sequóia (0,04%)	-	-	-
Caititu 3 Energia S.A.	WPP Caititu 3	Chesf (99,96%)	BA	10.00	99.96	4.70	Oct-19	Apr-15	Apr-49	70.10	50.03	78.70%	Sequóia (0,04%)	-	-	-
Carcará Energia S.A.	WPP Carcará	Chesf (99,96%)	BA	10.00	99.96	4.6	Sep-19	Apr-15	Apr-49	72.60	57.22	82.20%	Sequóia (0,04%)	-	-	-
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99,96%)	BA	10.00	99.96	4.20	Sep-19	Apr-15	Apr-49	74.00	55.98	79.50%	Sequóia (0,04%)	-	-	-
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99,95%)	BA	8.00	99.95	4.20	Nov-18	Apr-15	Apr-49	57.50	48.28	84.00%	Sequoia (0,05%)	-	-	-
Coqueirinho 2 Energia S.A. (3)	WPP Coqueirinho 2	Chesf (99,98%)	BA	16.00	99.98	7.40	Apr-19	Apr-15	May-49	120.05	101.98	84.90%	Sequóia (0,0238%)	-	-	-
Papagaio Energia S.A.	WPP Papagaio	Chesf (99,96%)	BA	10.00	99.96	4.90	Jun-19	Apr-15	May-49	75.80	63.67	84.30%	Sequóia (0,04%)	-	-	-
Tamanduá Mirim 2 Energia S.A. (3)	WPP Tamanduá Mirim 2	Chesf (83,01%)	BA	16.00	83.01	7.40	May-19	Apr-15	Jun-49	121.40	104.63	83.01%	Sequóia (16,99%)	-	-	-
Central Geradora Eólica Famosa I S.A. (**)	Famosa I	Furnas (49%)	RN	22.50	49,00(***)	11.10	-	-	mai/47	-	-	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Pau Brasil S.A. (**)	Pau Brasil	Furnas (49%)	CE	15.00	49,00(***)	7.70	-	-	mar/47	0.00	0.00	-	PF Participações (51,00%)	-	-	-

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Central Geradora Eólica Rosada S.A. (**)	Rosada	Furnas (49%)	RN	30.00	49,00(***)	13.40	-	-	May-48	0.00	0.00	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica São Paulo S.A. (**)	São Paulo	Furnas (49%)	CE	17.50	49,00(***)	8.10	-	-	mar/47	0.00	0.00	-	PF Participações (51,00%)	-	-	-
Energia dos Ventos V S.A.	São Januário	Furnas (100%)	CE	21.00	100 (***)	9.00	Nov-19	Dec-18	Jul-47	751.50	18.93	-	Central Eólica São Januário (0,01%)	1.00	161.00	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (100%)	CE	30.00	100 (***)	12.80	Nov-19	Dec-18	Aug-47	751.50	25.64	-	Central Eólica Nossa Senhora de Fátima (0,01%)	1.00	162.00	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (100%)	CE	27.00	100 (***)	14.10	Nov-19	Dec-18	Aug-47	751.50	23.86	-	Central Eólica Jandaia (0,01%)	1.00	162.00	-
Energia dos Ventos VIII S.A.	São Clemente	Furnas (100%)	CE	21.00	100 (***)	9.30	Nov-19	Dec-18	Jul-47	751.50	17.86	-	Central Eólica São Clemente (0,01%)	1.00	162.00	-
Energia dos Ventos IX S.A.	Jandaia I	Furnas (100%)	CE	24.00	100 (***)	9.90	Nov-19	Dec-18	Jul-47	751.50	20.78	-	Central Eólica Jandaia I (0,01%)	1.00	161.00	-
Bom Jesus Eólica S.A.(**)	Bom Jesus	Furnas (49%)	CE	18.00	49,00(***)	8.10	-	-	Apr-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	-	-	-
Cachoeira Eólica S.A.(**)	Cachoeira	Furnas (49%)	CE	12.00	49,00(***)	5.00	-	-	Apr-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cachoeira Ltda. (0,01%)	-	-	-
Pitimbu Eólica S.A.(**)	Pitimbu	Furnas (49%)	CE	18.00	49,00(***)	7.20	-	-	Mar-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Pitimbu Ltda. (0,01%)	-	-	-
São Caetano Eólica S.A. (**)	São Caetano	Furnas (49%)	CE	25.20	49,00(***)	11.00	-	-	Apr-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano Ltda. (0,01%)	-	-	-
São Caetano I Eólica S.A.(**)	São Caetano I	Furnas (49%)	CE	18.00	49,00(***)	7.70	-	-	Apr-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano I Ltda. (0,01%)	-	-	-
São Galvão Eólica S.A. (**)	São Galvão	Furnas (49%)	CE	22.00	49,00(***)	9.50	-	-	Mar-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Galvão Ltda. (0,01%)	-	-	-
Carnaúba I Eólica S.A.(**)	Carnaúba I	Furnas (49%)	RN	22.00	49,00(***)	9.40	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba I Ltda. (0,01%)	-	-	-

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Carnaúba II Eólica S.A.(**)	Carnaúba II	Furnas (49%)	RN	18.00	49,00(***)	7.30	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba II Ltda. (0,01%)	-	-	-
Carnaúba III Eólica S.A.(**)	Carnaúba III	Furnas (49%)	RN	16.00	49,00(***)	7.50	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba III Ltda. (0,01%)	-	-	-
Carnaúba V Eólica S.A.(**)	Carnaúba V	Furnas (49%)	RN	24.00	49,00(***)	10.10	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba V Ltda. (0,01%)	-	-	-
Cervantes I Eólica S.A.(**)	Cervantes I	Furnas (49%)	RN	16.00	49,00(***)	7.10	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes I Ltda. (0,01%)	-	-	-
Cervantes II Eólica S.A.(**)	Cervantes II	Furnas (49%)	RN	12.00	49,00(***)	5.60	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes II Ltda. (0,01%)	-	-	-
Punaú I Eólica S.A.(**)	Punaú I	Furnas (49%)	RN	24.00	49,00(***)	11.00	-	-	Jul-49	0.00	0.00	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Punaú I Ltda. (0,01%)	-	-	-
Geradora Eólica Arara Azul S.A.(*)	Arara Azul	Furnas (90%)	RN	27.50	90(***)	10.70	-	-	Nov-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	-	-	-
Geradora Eólica Bentevi S.A.(*)	Bentevi	Furnas (90%)	RN	15.00	90(***)	5.70	-	-	Nov-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde I S.A.(*) (***)	Ouro Verde I	Furnas (90%)	RN	27.50	90(***)	10.70	-	-	Nov-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde II S.A.(*)	Ouro Verde II	Furnas (90%)	RN	30.00	90(***)	11.20	-	-	Nov-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde III S.A.(*)	Ouro Verde III	Furnas (90%)	RN	25.00	90(***)	9.40	-	-	Nov-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	-	-	-

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Operating Information of the Subsidiaries

Geradora Eólica Ventos de Santa Rosa S.A.(*)	Santa Rosa	Furnas (90%)	CE	20.00	90(***)	8.40	-	-	Oct-49	0.00	0.00	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	-	-	-
Geradora Eólica Ventos de Uirapuru S.A.(*)	Uirapuru	Furnas (90%)	CE	28.00	90(***)	12.60	-	-	Oct-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	-	-	-
Geradora Eólica Ventos do Angelim S.A.(*)	Ventos de Angelim	Furnas (90%)	CE	24.00	90(***)	10.30	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel I	Furnas (90%)	RN	28.00	90.00	13.00	-	-	Nov-49	-	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel II	Furnas (90%)	RN	28.00	90.00	12.80	-	-	-	-	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel III	Furnas (90%)	RN	28.00	90.00	12.50	-	-	-	-	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Geradora Eólica Itaguaçu da Bahia SPE S.A. (*)	Itaguaçu da Bahia	Furnas (98%)	BA	28.00	98,00 (***)	0.00	-	-	Sep-49	-	-	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-

Geradora Eólica Ventos de Santa Luiza SPE S.A. (*)	Ventos de Santa Luiza	Furnas (98%)	BA	28.00	98,00 (***)	14.20	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A. (*)	Ventos de Santa Madalena	Furnas (98%)	BA	28.00	98,00 (***)	14.70	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.(*)	Ventos de Santa Marcella	Furnas (98%)	BA	28.00	98,00 (***)	13.60	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Vera SPE S.A. (*)	Ventos de Santa Vera	Furnas (98%)	BA	28.00	98,00 (***)	15.20	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*)	Ventos de Santo Antônio	Furnas (98%)	BA	28.00	98,00 (***)	16.10	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Bento SPE S.A. (*)	Ventos de São Bento	Furnas (98%)	BA	28.00	98,00 (***)	14.40	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A. (*)	Ventos de São Cirilo	Furnas (98%)	BA	28.00	98,00 (***)	14.70	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São João SPE S.A. (*)	Ventos de São João	Furnas (98%)	BA	28.00	98,00 (***)	15.00	-	-	Sep-49	0.00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Rafael SPE S.A. (*)	Ventos de São Rafael	Furnas (98%)	BA	28.00	98,00 (***)	13.80	-	-	Sep-49	Jan-00	0.00	-	Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
(1) 18 generating units in commercial operation summing up 7,566.30 MW in commercial operation.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently installed capacity in commercial operation is  7,566.30 MW. It includes 20% FCE ans 10% of self-producers.

(3) Assured Energy amended by MME Ordinance 335/2017.

(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Permanent Reduction. (Normative Resolution ANEEL nº 693, of December 15, 2015). Furnas has already requested the revocation, without penalties, of the concessions of the projects which had the hiring undone in this Mechanism, but still awaits response from Aneel. In addition, as approved by the Furnas Board of Directors, the consortiums of the Serra do Mel I, II and III Projects were notified of Furnas' decision to extinguish the Consortium.

(**)The enterprises that participated in the Competitive Mechanism of Hiring-undone Energy Reserve of 2017, (Decree 9,019/2017) and were successful. The result of the process mentioned before and the return of the grants by ANEEL was approved, except for Famosa 1, which is still under regularization process by ANEEL.

 (***) Brasil Ventos holds 100% stock participation in Complexo Fortim ventures, 90% in Complexo Famosa III and Acaraú ventures;  It holds 49% stock participation in Complexo Famosa, 98% in Complexo Itaguaçu da Bahia and 49% in Complexo Baleia e Punaú.

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Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VI.2.2 Transmission

VI.2.2.1 Integral Responsibility

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Feb-19	Oct-38	*
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	*
	Eunápolis-Teixeira Freitas II C2	44.15	145.00	230	Dec-18	Aug-39	*
	Pau Ferro-Santa Rita II	36.11	85.00	230	Oct-19	Aug-39	*
	Paraíso-Açu II Açu II-Mossoró II	84.89	123,00 69,00	230 230	Nov/19 Nov/19	Nov/40 Nov/40	*
	Recife II-Suape II C2	41.91	44.00	500	Jan-21	Dec-41	*
	Camaçari IV-Sapeaçu Sapeaçu-Sto.Antonio de Jesus C3	84.29	105,00 31,00	500 230	Sep/21 Nov/20	Dec/41 Dec/41	*
	Jardim-N Sra do Socorro Messias-Maceió II	13.60	1,30 20,00	230 230	Jun/19 Feb/19	May/42 May/42	*
	Camaçari IV-Pirajá Pituaçú-Pirajá	47.07	45,00 5,00	230 230	Dec/19 Dec/19	May/42 May/42	*
	Russas II-Banabuiu C2	81.74	110.00	230	Oct-19	Jun-42	*
Eletrosul **	Secc. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-20	Dec-42	1.26
	Concession contract 001/2015 (several enterprises in RS - Rio Grande do Sul)**	0.00	0.00	0.00	Jan-00	Jan-00	-
* There is no AAR for enterprises under construction.

** On November 5, 2015, Eletrosul, through a Public Call Notice for Investors, made public its intention to select companies interested in making a partnership for the enterprises implementation that would arise from the ANEEL Auction No. 004/2014. Concerning Lot A, Eletrosul and Shanghai Electric Group Co. Ltd. signed a Structural Agreement with the purpose of transferring 100% of the entreprises to SZE Transmissora de Energia S. A, a special purpose entity established by Shanghai Electric Group Co. Ltd. However, on September 21, 2018, Shanghai Electric Group Co. Ltd informed ANEEL, via registered correspondence, that it has withdrawn from the negotiation and will not deliver the Guarantee of Compliance related to  the ANEEL Concession Agreement No. 001/2015. On October 31, 2018, pursuant to Order No. 466, the MME accepted ANEEL's recommendation, contained in Order No. 2,194, dated September 25, 2018, and declared the expiration of Concession Agreement No. 001/2015. ANEEL's Board of Directors has determined to its Superintendence of Concessions, Permissions and Authorizations of Transmission and Distribution - STC (ANEEL), to evaluate the possibility of taking advantage of the environmental licenses for installation, projects and other aspects that may accelerate the installation, and in this case, compensating Eletrosul, as far as possible and viable, for the expenses incurred in the negotiation (R$ 130.9 million of total expenses at historical price). The company expects to recover all the investments made.

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Million)
Eletronorte	SS Rio Branco - BC 4 x 30 MVAr	26.11	30	AC	Oct-18	20, 24, 31 and 35 years	4.14
Chesf	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-19	May-42	*
	SS 230/69 kv Maceió II	94.43	400	AL	Feb-19	May-42	*
	SS 230/138 kv Poções II	94.43	200	BA	Oct-19	May-42	*
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	*
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Feb-19	Oct-38	*
Eletrosul **	Garopaba - Implementation of two EL modules	7.48	-	SC	Dec-18	Dec-42	0.97
	SS Farroupilha - Implementation of the 3rd transformer 230/69 kV and connections.	20.18	88.00	RS	Oct-20	Dec-42	2.57
	SS BLUMENAU - Installation of the 2nd Bar Reactor Bank 525 kV	23.70	150.00	SC	Jul-20	Dec-42	3.60
	SS AREIA - double bar arrangement and protective installation	13.23	-	-	Mar-21	Dec-42	1.78
	SS LONDRINA - Installation of the 1st and 2nd Bar Reactors Banks (Single-phase) 525 kV - 150 Mvar and connections	49.49	0.00	PR	Jul-20	Dec-42	7.53
	SS IJUÍ - Installations of the 3rd Transformer 230/69 kV	12.31	83.00	RS	Jul-20	Dec-42	1.60
	SS ITAJAÍ - 02 line input modules at 138 Kv	6.47	-	SC	Jan-19	Dec-42	1.25
	SS DESTERRO -Installation of the 1st and the 2nd Bar Reactor Bank 230 kV (2x50Mvar)	19.87	-	SC	Dec-20	Dec-42	2.73
	SS PALHOÇA - Substitution of 84 MVA transformer for 150 MVA.	10.45	66	SC	Dec-21	Dec-42	1.41
	SS PALHOÇA - Subtitution of TF2 and TF3 transformers for 150 MVA ones.	22.30	150	SC	Dec-21	Dec-42	3.22
	Concession contract 001/2015 (Several enterprises in RS)**	-	-	-	-	-	-
(*) The AAR of Substations is being informed jointly with the TLs, according to the concession contract.

** On November 5, 2015, Eletrosul, through a Public Call Notice for Investors, made public its intention to select companies interested in making a partnership for the enterprises implementation that would arise from the ANEEL Auction No. 004/2014. Concerning Lot A, Eletrosul and Shanghai Electric Group Co. Ltd. signed a Structural Agreement with the purpose of transferring 100% of the entreprises to SZE Transmissora de Energia S. A, a special purpose entity established by Shanghai Electric Group Co. Ltd. However, on September 21, 2018, Shanghai Electric Group Co. Ltd informed ANEEL, via registered correspondence, that it has withdrawn from the negotiation and will not deliver the Guarantee of Compliance related to  the ANEEL Concession Agreement No. 001/2015. On October 31, 2018, pursuant to Order No. 466, the MME accepted ANEEL's recommendation, contained in Order No. 2,194, dated September 25, 2018, and declared the expiration of Concession Agreement No. 001/2015. ANEEL's Board of Directors has determined to its Superintendence of Concessions, Permissions and Authorizations of Transmission and Distribution - STC (ANEEL), to evaluate the possibility of taking advantage of the environmental licenses for installation, projects and other aspects that may accelerate the installation, and in this case, compensating Eletrosul, as far as possible and viable, for the expenses incurred in the negotiation (R$ 130.9 million of total expenses at historical price). The company expects to recover all the investments made.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VI.2.2.2 Special Purpose Entities

VI.2.2.2.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Investment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
			Total	Realized
Transnorte Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)	488.58 399,57	170.86 0.00	400.3 315.20	500	Oct-20	Jan-42	56.68 44.63
Belo Monte Transmissora de Energia SPE S.A.	Direct Current Transmission Line of ±800 kV Xingu - Estreito.	Eletronorte (24,5%)	2,747.00	2,743.00	2092	800	Dec-17	Jun-44	588.95
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	35.00	39	230	Apr-20	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	2495	1,909.11	399 207 241	500	Aug/19 May/19 May/19	May-44	77,64 43,51 72,83
FORTIM - São Januário	TL Fortim - Russas II	Furnas (100%)	(1)	(1)	68	230	Nov-19	Jul-47	(2)
Fronteira Oeste Transmissora de Energia S.A. *	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, dual circuit	Eletrosul (51%)	118.60	23.35	199 36	230 230	Mar/19 Out/19	Jan-44	7.85
Paraíso Transmissora de Energia S.A. **	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL sectioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	6.83	65 217 1	230	*	Mar-45	18.68
* Part of the venture is in operation. Reported investment (R$) total.

** The Company held a public call for the selection of companies interested in the acquisition of 100% (one hundred percent) of Eletrosul shares in SPE Paraíso Transmissora de Energia S.A. The Public Call resulted in the acceptance of JAAC Materiais e Serviços de Engenharia Ltda. For the business formalization , a specific instrument will be signed between Eletrosul and JAAC. The negotiation is conditioned to the approval of the competent bodies. Reference date of the planned investment: Nov / 2014.

(1) The total investment of TL is contained in the total investment of the Fortim Wind Complex.
(2) There is no AAR because the equipments are exclusive to the generation plant.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VI.2.2.2.2 Substations
SPE	SS	Eletrobras Companies (%)	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	100.14	RR	May-15	Jan-42	6.14
	SS Engenheiro Lechuga	Eletronorte (49%)	26.24	-	AM	Apr-20	Jan-42	8.29
	SS Equador	Eletronorte (49%)	111.44	-	RR	Apr-20	Jan-42	21.95
	SS Boa Vista	Eletronorte (49%)	100.24	-	RR	Apr-20	Jan-42	15.08
Belo Monte Transmissora de Energia SPE S.A.	Converter station CA/CC, ±800 kV, 4,000 MW, near SS 500 kV Xingu;	Eletronorte (24,5%)	1,335.00	-	PA	Dec-17	Jun-44	588.95
	Converter station CA/CC, ±800 kV, 3,850 MW, near SS 500 kV Estreito	Eletronorte (24,5%)	1,335.00	-	MG	Dec-17	Jun-44	588.95
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar;	Furnas (49,9%)	(1)	-	SP	Jan/19	May-44	12.06
	SS Itatiba 500 kV, Static compensator; (-300,+300) Mvar.	Furnas (49,9%)	(1)	-	SP	May-19	May-44	12.06
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st transformer bank	Furnas (49,9%)	(1)	1,200	SP	May-19	-	11.11
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transformer banks	Furnas (49,9%)	(1)	2,400	SP	Mar-19	-	16.65
FORTIM - São Januário	SS Fortim	Furnas (100%)	(1)	140	DF	Nov-19	Jul-47	(2)
ETAU*	SS Lagoa Vermelha II Expansion- 50 Mvar	Holding (27,42%)	10272.68	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (3)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); SS Maçarambá, Foz do Chapecó and Santo Angelo Expansions.	Eletrosul (51%)	24.56	-	SC/RS	May-19	Jan-44	2.21
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27,42%)	72.23	300	MS	**	Mar-45	9.92
(1) For SPEs that have TLs and SSs, the investment value is not segregated and is reported in section VI.2.2.2.1 Transmission Lines.

(2) Based on Article 2 of Ordinance No. 432 of July 17, 2012, it should not consider AAR for the enterprise. It should be noted: The authorized company has entire responsibility to install the WPP São Januário 'Restricted Interest Transmission System' made up of: an Elevating Substation, next to the Plant, and a 69 kV Transmission Line, connecting the Elevating Substation to the 69 kV bus of 'Coleção Aracati II Substation', result of the Public Call nº 01/2012-ANEEL, in accordance with the applicable norms and regulations.

(3) Part of the entreprise is in operation. Reported investment (R$) total.

* The Company held a public call for the selection of companies interested in the acquisition of 100% (one hundred percent) of Eletrosul shares in SPE Paraíso Transmissora de Energia S.A. The Public Call resulted in the acceptance of JAAC Materiais e Serviços de Engenharia Ltda. For the business formalization , a specific instrument will be signed between Eletrosul and JAAC. The negotiation is conditioned to the approval of the competent bodies. Reference date of the planned investment: Nov / 2014.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg)	Generated Energy MWh				Beginning of Operation	End of Concession	RCE		FCE
						1Q18	2Q18	3Q18	4Q18			MW Average (%)	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPP Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	509,043	485,021	93,438	311,879	Aug-11	Jul-42	100.00	217.15	-
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	-		Jun-08	Jun-14	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3*	Holding (49%)	RN	68.5	22.8	32,735.7	28,600.9	56,756.0	52,323.3	Feb-14	Aug-45	96.32	254.21	n/a
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1*	Holding (49%)	RN	58.5	21.9	27,787.6	22,848.5	44,390.0	44,840.0	Feb-14	Dec-45	96.07	255.38	n/a
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3*	Holding (49%)	RN	60.1	21.1	27,490.0	26,461.8	50,850.0	43,028.6	Feb-14	Dec-45	99.67	255.88	n/a
ESBR Participações S.A. (3) (4)	HPP Jirau*	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.6	5,931,986.4	5,983,835.6	1,451,009	3,390,496.1	Sep-13	Aug-43	60.03%	95.61	39.97%
Norte Energia S.A. (5)	HPP B. Monte**	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.0	4,571	9,680,101.4	7,330,823.7	1,319,664	3,857,571	abr/16	Aug-45	70	126.07	0.3
Pedra Branca S.A. (6)	Pedra Branca	Holding (49%)	BA	30.0	12.9	16,232.9	35,941.6	37,706.2	26,653.9	Mar-13	Feb-46	94.57	208.81	3.10
São Pedro do Lago S.A. (6)	São Pedro do Lago	Holding (49%)	BA	30.0	13.5	14,308.1	33,482.4	35,325.1	24,004.1	Mar-13	Feb-46	97.78	208.81	-
Sete Gameleiras S.A. (6)	Sete Gameleiras	Holding (49%)	BA	30.0	12.6	14,081.8	31,431.2	34,535.4	23,377.5	Mar-13	Feb-46	99.21	208.81	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	15,614.2	32,223.5	35,584.2	25,422.2	Nov-15	Feb-49	1	157	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	15,306.3	32,410.4	34,918.5	23,984.6	Oct-15	Feb-49	1	157	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	15,715.8	32,647.5	35,613.7	25,475.2	Nov-15	Feb-49	1	157	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	14,863.0	31,521.8	33,649.1	23,772	Mar-16	Jun-49	0.95	161.17	-
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	12,134.9	23,766.7	26,241.5	19,288	Mar-16	Jul-49	0.73	162.15	0.23
V. de Santa Joana IX Energia Renováveis S.A. (7)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,860.0	30,745.2	40,071.21	20,150.67	Aug-15	Aug-35	0.84	149.23	0.16
V. de Santa Joana X Energia Renováveis S.A. (7)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,872.9	30,479.8	39,597.05	22,036.45	Jul-15	Aug-35	0.85	149.23	0.15
V. de Santa Joana XI Energia Renováveis S.A. (7)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,352.6	27,385.7	38,138.81	20,066.03	Jul-15	Aug-35	0.88	149.23	0.12
V. de Santa Joana XII Energia Renováveis S.A. (7)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	16,434.7	32,338.0	40,549.06	25,291.74	Jul-15	Aug-35	0.91	149.23	0.09
V. de Santa Joana XIII Energia Renováveis S.A. (7)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,180.5	29,043.1	38,261.37	21,654.03	Jul-15	Aug-35	0.84	149.23	0.16
V. de Santa Joana XV Energia Renováveis S.A. (7)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	14,500.4	34,499.8	39,468.23	23,342.28	Jul-15	Aug-35	0.93	149.23	0.07
V. de Santa Joana XVI Energia Renováveis S.A. (7)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,964.2	36,963.2	45,855.81	26,116.24	Jul-15	Aug-35	0.88	149.23	0.12
V. de Santa Joana I Energia Renováveis S.A. (8)	WPP Santa Joana I***	Holding (49%)	PI	28.9	15.0	14,667.9	32,639.7	40,177.19	24,732.37	Jan-16	Dec-35	0.98	172.38	0.02
V. de Santa Joana III Energia Renováveis S.A. (8)	WPP Santa Joana III***	Holding (49%)	PI	29.6	13.4	10,319.2	25,724.8	35,628.09	19,469.02	Mar-16	Dec-35	1.00	171.89	-
V. de Santa Joana IV Energia Renováveis S.A. (8)	WPP Santa Joana IV	Holding (49%)	PI	28.9	14.2	14,156.5	32,732.5	35,391.28	24,684.52	Jan-16	May-49	1.00	172.14	-
V. de Santa Joana V Energia Renováveis S.A. (8)	WPP Santa Joana V	Holding (49%)	PI	28.9	15.7	12,666.4	35,952.5	43,490.43	23,998.52	Jan-16	Dec-35	0.90	172.10	0.10
V. de Santa Joana VII Energia Renováveis S.A. (8)	WPP Santa Joana VII	Holding (49%)	PI	27.2	14.9	14,518.6	33,931.1	42,359.82	25,012.24	Jan-16	Dec-35	0.99	172.13	0.01
V. de Santo Augusto IV Energia Renováveis S.A. (8)	WPP Santo Augusto IV	Holding (49%)	PI	28.9	15.5	12,596.9	32,323.4	42,362.98	23,716.2	Feb-16	Dec-35	0.99	170.34	0.01
U.E.E. Caiçara I S.A. (9)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	22,066.3	18,557.2	38,407.0	35,797.5	Nov-15	Jun-47	95.90	160.49	4.10
U.E.E. Caiçara II S.A. (9)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,185.7	13,787.9	26,273.7	24,598.7	Nov-15	Jul-47	99.40	160.44	0.60
U.E.E. Junco I S.A. (9)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	18,668.8	16,781.5	32,851.0	31,228.9	Nov-15	Jul-47	97.60	161.63	2.40
U.E.E. Junco II S.A (9)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	18,691	16,745	32,728.9	30,888.3	Nov-15	Jul-47	94.10	160.80	5.90

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eólica Serra das Vacas I S.A. (10)	Serra das Vacas I	Holding (49%)	PE	23.9	12.2	24,485	22,090	29,450	30,959.25	Dec-15	Jun-49	-		1.00
Eólica Serra das Vacas II S.A. (10)	Serra das Vacas II	Holding (49%)	PE	22.3	10.7	22,950	19,764	25,951	28,882.40	Dec-15	Jun-49	-	-	1.00
Eólica Serra das Vacas III S.A. (10)	Serra das Vacas III	Holding (49%)	PE	22.2	11.5	23,204	18,830	25,491	29,085.72	Dec-15	Jun-49	-	-	1.00
Eólica Serra das Vacas IV S.A. (10)	Serra das Vacas IV	Holding (49%)	PE	22.3	11.2	22,160.41	20,301.69	26,351.04	29,683	Dec-15	Jun-49	-	-	1.00
Enerpeixe S.A. (11)	HPP Peixe Angical	Furnas (40%)	TO	498.8	280.5	627,903	370,674	335,941	541,164	Jun-06	Nov-36	2.25	199.08	97.75
Baguari Geração de Energia S.A. (12)	HPP Baguari	Furnas (15%)	MG	140.0	84.7	47,014	49,115	30,866	66,494	Sep-09	Aug-41	100.00	225.93	-
Retiro Baixo Energética S.A. (11) (12)	HPP Retiro Baixo	Furnas (49%)	MG	82.0	36.6	91,828	31,280	8,162	48,856.08	Mar-10	Aug-41	98.21	227.12	1.79
Foz de Chapecó Energia S.A. (11) (12)	HPP Foz de Chapecó	Furnas (40%)	RS/SC	855.0	427.2	1,073,000	484,723	1,845,070	1,426,129	Oct-10	Nov-36	100.00	233.65	-
Serra do Facão Energia S.A.	HPP Serra do Facão	Furnas (49,5%)	GO	212.6	178.8	63,146	56,454	243,167	168,052	Jul-10	Nov-36	70.89	243.81	29.11
Madeira Energia S.A. (13)	HPP Santo Antônio	Furnas (39%)	RO	3,568.0	2,385.1	4,967,840	5,056,932	3,096,921	4,312,463	Mar-12	Jun-43	57.19	172.81	42.81
Teles Pires Participações S.A.	HPP Teles Pires	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1,820.0	930.7	3,422,088	2,689,261	783,888	1,745,219.82	Nov-15	Jun-46	47.04	116.26	54.96
Tijoá Participações e Investimentos S.A. (14)	HPP Três Irmãos	Furnas (49,9%)	SP	807.5	217.5	668,909	77,640	447,408	703,678.00	Nov-93	Sep-44	-	-	-
Empresa de Energia São Manoel S.A. (16)	HPP São Manoel	Furnas (33,33%)	MT/PA	700.0	424.5	683,143	466,260	380,734.00	538,340.00	Dec-17	Apr-49	48.85	114.31	51.15
Eólica Livramento S.A. ****	WPP Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (78%)	RS	25.2	11.7	15,481	17,614	25,360	20,986	Aug-15	Mar-47	-	-	100.00
Santa Vitória do Palmar S.A.*****	WPP Geribatu I to X	Holding (78,0%)(6)	RS	258.0	109.5	174,513	165,368	229,707	213,955	Feb-15	Apr-47	-	-	1.00
Eólica –Chuí Holding S.A.*****	WPP Chuí I to V and Minuano I and II	Holding (78,0%)(6)	RS	144.0	59.6	91,890	89,824	118,669	110,520	May-15	Apr-47	-	-	1.00
Hermenegildo I S.A.******	WPP Verace 24 to 27	Holding (99,99%)(6)	RS	57.3	24.9	43,169	41,980	53,154	52,580	Jan-16	Dec-49	-	-	1.00
Hermenegildo II S.A.******	WPP Verace 28 to 31	Holding (99,99%)(6)	RS	57.3	25.3	38,619	39,531	52,217	47,780	Jan-16	Dec-49	-	-	1.00
Hermenegildo III S.A.******	WPP Verace 34 to 36	Holding (99,99%)(6)	RS	48.3	21.0	32,851	35,159	43,413	40,612	Jan-16	Dec-49	-	-	1.00
Chuí IX S.A.******	WPP Chuí 09	Holding (99,99%)(6)	RS	17.90	7.4	12,536	11,641	15,838	15,133	Jan-16	Dec-49	-	-	1.00
Eólica Mangue Seco 2	UEE	Holding (49,0%)	RN	26.0	9.6	13,351	13,681	26,246	23,295	Sep-11	Jun-32	1.00	250.74	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

(1) The plant is out of operation since 07/04/2014. The Data Collection System - SCD has been disabled.
(2) Amapari is inoperative since 07/04/2014, not having generation and commercialization data.

(3) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of  3,750 MW (all of them operating).  Increased physical guarantee of HPP Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(4) According to the Extraordinary Shareholders' Meeting of ESBR of 06/29/2018, the incorporation of ESBR PARTICIPAÇÕES S.A. through ENERGIA SUSTAINABLE DO BRASIL SA was approved.
(5) 18 generation units with installed capacity already in commercial operation is 7566.30 MW.
(6) Enterprise transferred to Eletrobras pursuant to the Transfer of Shares Instrument signed on the SPE Share Book on 08/23/2018;
(7) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.

(8) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A. Transferred to Eletrobras pursuant to the Transfer of Shares Instrument signed on the SPE Share Book on 07/18/2018;

(9) Investments of SPEs U.E.E. Caiçara I S.A., U.E.E. Caiçara II S.A., U.E.E. Junco I S.A. and U.E.E. Junco II S.A were merged into Vamcruz I Participações S.A.

(10) The interests of the SPEs were merged into Serra das Vacas Holding S.A. This enterprise was transferred to Eletrobras pursuant to the Transfer of Shares Agreement signed on 06/04/2018; Registered in the SPE Share Book on 07/02/2018.

(11) Decrease in generation due to reduction in reservoir volume.

(12) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

(13) On 08/28/2018, the shareholders approved the capital increase of the company and paid for this increase. On 10/2/2018, FURNAS subscribed the portion of the unsubscribed subscriptions by CEMIG and SAAG. The amount subscribed increased its shareholding to 41.54%. Furnas made financial contributions to MESA, due to the approval of the SPE Extraordinary General Meeting (03/10/2018), which increased the subscribed capital by R $ 300 million. Odebrecht Energia do Brasil and Caixa FIP Amazônia did not subscribe and the shareholding of Furnas increased to 42.46%. A new capital increase was approved at the Extraordinary Shareholders 'Meeting held on November 29, 2011 and after Furnas' contribution, its shareholding increased to 43.06%.

(14) Tijoá operates the HPP Três Irmãos  under the Special Administration Regime (Law no. 12,783 / 2013). The reduction in the volume of energy generated in the second quarter was due to the fact of a more conservative posture by the ONS (Electrical System National Operator).

(15) The 4 Generation Units in commercial operation (700MW). According to ANEEL lawsuit 48500.000301 / 2014-32, the assured energy of São Manoel is 424.5 average MW.
* There is a writ of mandamus against ANEEL's decision to reverse the start date of commercial operation from May/ 2014 to Feb/ 2014

** Amount extracted from the CCEE (Commercialization Chamber of Electric Energy) measurement report that may change due to the 4Q Financial Statements. Due to fact that the plant is in motorization and with judicial injunction it is not possible to calculate the marketable energy in advance. Currently the installed capacity in commercial operation is 7,566.30 MW.

*** SPEs had the physical guarantee adjusted after the auction. The contracted energy is bigger than the current physical guarantee.

**** In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.

***** There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A. On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

****** On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q18		2Q18		3Q18		4Q18
				R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	68.51	326,140	65.98	311,396	68.10	316,356	72.35	333,828
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Holding (49%)	Eletrobras System	A	7.97	32,736	6.96	28,601	14.43	56,756	13.30	52,323
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Holding (49%)	Eletrobras System	A	6.80	27,788	5.59	22,849	11.34	44,390	11.45	44,840
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (49%)	Eletrobras System	A	6.74	27,490	6.49	26,462	13.01	50,850	11.01	43,029
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	47.10	371,394	49.51	390,721	52.34	409,434	50.08	432,175
			B	84.17	411,552	85.06	415,933	100.39	492,516	154.00	585,890
		Others	A	383.13	3,013,577	365.23	2,850,561	371.72	2,869,831	393.22	3,386,973
			B	149.88	770,400	178.00	913,143	177.73	917,329	172.26	954,352
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	845.90	6,945,645	835.52	6,798,243	856.87	6,884,850	912.67	7,261,233
			B	147.69	943,342	373.31	1,504,111	544.34	1,843,334	169.47	1,550,435
Pedra Branca S.A.	Holding (49%)	Eletrobras System	A	3.15	14,872	3.15	15,037	3.15	15,202	3.17	15,202
			B	-	-	-	-	-	-	-	-
		Others	A	2.43	11,480	2.43	11,608	2.43	11,735	2.45	11,735
			B	-	-	-	-	-	-	-	-
São Pedro do Lago S.A.	Holding (49%)	Eletrobras System	A	3.41	16,091	3.41	16,269	3.41	16,448	3.43	16,448
			B	-	-	-	-	-	-	-	-
		Others	A	2.63	12,421	2.63	12,559	2.63	12,697	2.65	12,697
			B	-	-	-	-	-	-	-	-
Sete Gameleiras S.A.	Holding (49%)	Eletrobras System	A	3.23	15,237	3.23	15,407	3.23	15,576	3.25	15,576
			B	-	-	-	-	-	-	-	-
		Others	A	2.49	11,763	2.49	11,893	2.49	12,024	2.51	12,024
			B	-	-	-	-	-	-	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.03	26,352	4.03	26,645	4.04	26,938	4.23	26,938
			B	-	-	-	-	-	-	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.77	24,624	3.77	24,898	3.78	25,171	3.96	25,171.20
			B	-	-	-	-	-	-	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.13	27,000	4.13	27,300	4.14	27,600	4.34	27,600
			B	-	-	-	-	-	-	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	0.17	1,035	0.17	1,046	0.17	1,058	0.17	1,058
			B	-	-	-	-	-	-	-	-
		Others	A	4.24	25,965	4.24	26,254	4.24	26,542	4.28	26,542
			B	-	-	-	-	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	0.11	646	0.11	653	0.11	660	0.11	660
			B	0.37	2,275	0.41	2,519	0.58	3,580	0.38	2,355
		Others	A	2.66	16,202	2.66	16,382	2.66	16,562	2.69	16,562
			B	0.38	2,369	0.42	2,614	0.60	3,720	0.40	2,444
V. de Santa Joana IX Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.56	28,525	3.56	28,829	3.56	29,146	3.56	29,132
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.79	29,390	3.79	29,702	3.79	30,029	3.79	30,015
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.49	30,470	3.49	30,794	3.49	31,133	3.49	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.52	33,063	4.52	33,415	4.52	33,782	4.52	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.66	28,957	3.66	29,266	3.66	29,587	3.66	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.32	32,415	4.32	32,760	4.32	33,120	4.32	33,105
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

V. de Santa Joana XVI Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.29	33,063	4.29	33,415	4.29	33,782	4.29	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.48	31,767	5.53	32,105	5.53	32,458	5.53	32,443
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	0.05	2,500	0.05	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.22	28,957	4.27	29,266	4.27	29,587	4.27	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.28	30,686	5.34	31,013	5.34	31,354	5.34	31,339
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.91	30,470	4.96	30,794	4.96	31,133	4.96	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	0.52	14,079	0.52	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.51	31,983	5.56	32,323	5.56	32,678	5.56	32,664
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	0.02	720	0.02	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.11	33,279	5.17	33,634	5.17	34,003	5.17	33,988
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	0.02	720	0.02	-	-	-
			B	-	-	-	-	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.84	29,173	4.73	29,484	4.78	29,808	4.78	29,795
			B	0.06	300	0.03	52	1.45	2,938	0.04	148
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	0.00	0.00	0.00	0.00	-	-	-	-
			B	0.00	0.00	0.00	0.00	-	-	-	-
		Others	A	2.90	20,097.30	3.26	20,317.75	3.29	20,536.56	3.29	20,527.33
			B	0.00	0.00	0.00	0.00	0.00	0.00	0.01	12.24
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.42	26,148	4.27	26,431	4.32	26,717	4.32	26,705
			B	-	-	-	-	0.76	1,533	0.02	70
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.14	24,635	4.00	24,900	4.05	25,171	4.05	25,160
			B	0.10	500	-	-	1.85	3,738	0.04	153
Eólica Serra das Vacas I S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	5.70	24,816	5.87	25,719	9.62	39,617	6.61	33,087
Eólica Serra das Vacas II S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	4.96	21,724	5.24	22,833	8.69	37,090	5.97	31,013
Eólica Serra das Vacas III S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	5.21	23,227	5.18	23,715	8.54	32,480	6.07	30,926
Eólica Serra das Vacas IV S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	5.23	22,778	5.48	23,829	8.55	34,958	6.16	31,474
Cia. Energética Sinop S.A.	Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-	13.65	94,552
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	16.50	183,473	19.11	93,226	58.61	285,892	38.83	189,429
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	1.81	11,305	1.73	10,780	1.74	10,981	1.84	11,618
			B	79.04	445,388	83.62	466,630	88.62	521,429	88.96	523,753
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.34	1,524	0.33	1,495	0.34	1,569	0.10	433
			B	-	-	-	-	-	-	-	-
		Others	A	18.07	81,863	17.44	78,369	18.09	80,015	19.44	85,247
			B	-	-	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A
			B
		Others	A	17.78	80,811	17.10	76,949	17.18	76,315	18.26	80,397
			B	0.49	2,161	0.50	2,184	0.50	2,208	0.33	1,463
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	224.90	943,283	150.68	627,992	74.47	365,087	252.85	1,573,425
			B	-	-	-	-	-	-	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	1.71	7,229.00	1.68	7,117.77	1.78	7,561.59	2.06	8,289.00
			B
		Others	A	63.32	261,407.00	59.22	249,020.00	60.95	253,000.84	65.40	266,335.00
			B	35.68	149,109.00	32.96	137,736.00	30.15	126,000.00	26.98	112,755.00
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	9.61	108,166	9.28	104,436	9	104,129	6.69	73,772
			B	54.13	359,211	55.41	363,034	56.02	367,024	56.10	366,858
		Others	A	97.97	1,110,257	95.38	1,069,614	98.04	1,083,903	107.46	1,179,165
			B	60.27	373,873	64.76	377,852	58.81	383,046	72.42	467,391

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	17.07	120,981	16.73	118,587	17.49	123,807
			B	-	-	-	-	-	-
		Others	A	390.20	3,385,717	369.25	3,461,513	378.48	2,639,650
			B	464.46	2,192,500	442.89	2,178,519	439.05	2,068,522
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	4.73	20,997	4.93	22,345	9.76	28,007	4.83	21,679
Santa Vitória do Palmar S.A.*	Holding (78%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A
			B	48.13	209,077	50.18	216,821	60.77	225,721	53.31	235,026
Eólica –Chuí Holding S.A.*	Holding (78%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	26.30	114,721.47	26.84	116,034.94	32.13	117,290.66	27.60	123,473.26
Hermenegildo I S.A.**	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	9.36	43,168.51	9.72	41,980.47	11.55	52,159.30	10.25	50,623.77
		Others	A	-	-	-	-	-	-	-	-
			B	1.88	8,817.30	2.79	11,127.08	0.82	1,625.72	0.60	2,651.33
Hermenegildo II S.A.**	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	8.43	38,619.25	8.91	39,530.76	12.27	52,006.51	10.54	47,493.13
		Others	A	-	-	-	-	-	-	-	-
			B	2.91	13,835.73	3.59	14,297.31	1.10	2,192.61	1.33	6,605.33
Hermenegildo III S.A.**	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	7.17	32,851.17	7.98	35,159.39	10.06	42,895.72	9.33	39,757.82
		Others	A	-	-	-	-	-	-	-	-
			B	2.27	10,754.70	2.25	9,707.19	0.69	1,370.62	1.05	5,148.17
Chuí IX S.A.**	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.70	12,536.14	2.62	11,641.09	3.67	15,539.71	3.37	14,611.15
		Others	A	-	-	-	-	-	-	-	-
			B	0.62	2,903.28	0.98	4,108.41	0.22	429.60	0.24	1,219.17
Complexo Eólico Pindaí III - Tamanduá Mirim 2	Chesf (83,01%) Sequóia (16,99%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	1.67	15879.59	2.14	15857.6
			B	-	-	-	-	-	-	-	-
UHE Santo Antônio	Furnas (98%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	Eletrobras System	A	17.07	120,980.79	16.73	118,586.59	17.49	123,806.50	19.94	136,207.27
			B	0.00	0.00			0.00	0.00	0.00	0.00
		Others	A	390.1954793	2776229.577	369.28	2606761.044	379.22	2639649.587	407.24	2815317.83
			B	0.00	2,160,939.37	0.00	2,071,166.58	0.00	2,068,521.79	0.00	1,864,075.23
Mangue Seco 2	Holding (49,%)	Eletrobras System	A
			B
		Others	A	5.044	20999.91	5.044	20999.91	5.27	20,999.91	5.27	20,999.91
			B

(1)  The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPE informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.

(3) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage. These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
**On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q18	2Q18	3Q18	4Q18
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	210.20	212.11	214.63	216.73
Amapari Energia S.A.	Eletronorte (49%)	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Holding (49%)	243.52	243.52	254.21	254.21
Brasventos Eolo Geradora de Energia S.A.	Holding (49%)	244.64	244.64	255.38	255.38
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (49%)	245.12	245.12	255.88	255.88
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	145.43	148.29	149.75	143.59
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95	127.56	129.27	130.14
Pedra Branca S.A.	Holding (49%)	208.81	208.81	208.81	208.81
São Pedro do Lago S.A.	Holding (49%)	208.81	208.81	208.81	208.81
Sete Gameleiras S.A.	Holding (49%)	208.81	208.81	208.81	208.81
Baraúnas I Energética S.A.	Chesf (49%)	150.83	150.83	151.21	157.15
Mussambê Energética S.A.	Chesf (49%)	150.83	150.83	151.21	157.15
Morro Branco I Energética S.A.	Chesf (49%)	150.83	150.83	151.21	157.15
Banda de Couro Energética S.A.	Chesf (1,7%)	161.17	161.17	161.17	161.17
Baraúnas II Energética S.A.	Chesf (1,5%)	162.15	162.15	162.15	162.15
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	143.22	143.22	145.22	149.23
V. de Santa Joana I Energia Renováveis S.A.	Holding (49%)	172.38	172.38	172.38	172.38
V. de Santa Joana III Energia Renováveis S.A.	Holding (49%)	171.89	171.89	171.89	171.89
V. de Santa Joana IV Energia Renováveis S.A.	Holding (49%)	172.14	172.14	172.14	172.14
V. de Santa Joana V Energia Renováveis S.A.	Holding (49%)	172.10	172.10	172.10	172.10
V. de Santa Joana VII Energia Renováveis S.A.	Holding (49%)	172.13	172.13	172.13	172.13
V. de Santo Augusto IV Energia Renováveis S.A.	Holding (49%)	170.34	170.34	170.34	170.34
U.E.E. Caiçara I S.A.	Chesf (49%)	160.49	160.49	160.49	160.49
U.E.E. Caiçara II S.A.	Chesf (49%)	160.44	160.44	160.44	160.44
U.E.E. Junco I S.A.	Chesf (49%)	161.63	161.63	161.63	161.63
U.E.E. Junco II S.A	Chesf (49%)	160.80	160.80	160.80	160.80

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Eólica Serra das Vacas I S.A.	Holding (49%)	229.54	228.38	242.76	199.86
Eólica Serra das Vacas II S.A.	Holding (49%)	229.54	229.69	234.36	192.52
Eólica Serra das Vacas III S.A.	Holding (49%)	229.54	218.61	262.87	196.24
Eólica Serra das Vacas IV S.A.	Holding (49%)	229.54	230.18	244.53	195.64
Cia Energética Sinop	Chesf (24,5%)	90.26	205.00	205.00	205.00
Enerpeixe S.A.	Furnas (40%)	173.11	177.47	169.74	199.08
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	220.71	225.93	228.04
Retiro Baixo Energética S.A.	Furnas (49%)	220.21	220.21	225.12	227.12
Foz de Chapecó Energia S.A.	Furnas (40%)	227.78	227.78	233.65	243.81
Serra do Facão Energia S.A.	Furnas (49,5%)	236.99	236.99	240.31	252.85
Madeira Energia S.A.	Furnas (39%)	171.27	171.30	172.81	169.74
Tijoá Participações e Investimentos S.A.(1)	Furnas (49,9%)	-	-	-	-
Teles Pires Participações S.A.	Furnas (49,9%) Eletrosul (24,72%)	106.96	112.47	114.64	116.26
Empresa de Energia São Manoel S.A.	Furnas (33,33%)	83.49	83.49	83.49	114.31
Eólica Livramento S.A.	Eletrosul (78%)	225.38	220.66	348.46	222.90
Santa Vitória do Palmar S.A.	Holding (78,0%)	230.19	231.43	269.21	226.82
Eólica –Chuí Holding S.A.	Holding (79,0%)	229.25	231.30	273.90	223.53
Hermenegildo I S.A.*	Holding (99,99%)	216.12	235.68	230.01	203.78
Hermenegildo II S.A.*	Holding (99,99%)	216.12	232.21	246.73	219.41
Hermenegildo III S.A.*	Holding (99,99%)	216.49	227.94	242.83	231.28
Chuí IX S.A.*	Holding (99,99%)	214.61	228.13	243.10	228.31
Mangue Seco 2	Holding (49,0%)	214.61	228.13	243.10	228.31
(1) Tijoá operates the HPP Três Irmãos under the Special Administration Regime (Law no. 12,783 / 2013).

(2) It considers the average of contractual values. On December 29, 2017 Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.. It also considers the average selling price of the swap transactions for the calculation.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VII.1.2 Transmission
VII.1.2.1 Operational Asset
VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.18 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), Switching SS Cuiabá	Holding (49%)	193	230	Aug-05	Feb-34	45.96	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Holding (49,71%)	402	230	Sep-09	Mar-38	19.43	IPCA
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, in 230 kV, Mato Grosso	Holding (49%)	348	500	Nov-11	Nov-39	51.53	2.86%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Holding (30%)	559	500	Mar-13	Oct-38	177.76	2.86%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2,412	600	nov/14	Feb-39	288.83	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	Converting SS Xingu - Converting SS Estreito	Eletronorte (24,5%)	2092	800	Dec-17	Jun-44	588.95	102.86%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	15.65	1.04%
Interligação Elétrica do Madeira S.A.	Collecting TL Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2375	600	Aug-13	Feb-39	860.44	IPCA
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec-41	90.04	1.03%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct-41	45.95	2.86%
Baguari Energia S.A.	HPP Baguari - SS Baguari	Furnas (15%)	2.50	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Holding (24,5%)	73	230	Feb-14	-	(1)	-
	TL Rei dos Ventos - Miassaba 3	Holding (24,5%)	42	230	Feb-14	-	(1)	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Centroeste de Minas	Furnas – Pimenta II	Holding (49%)	62.7	345	Mar-10	Mar-35	18.14	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	20	500	Apr-06	Nov-36	(1)	IPCA
	TL Peixe Angical – Gurupi	Furnas (40%)	17
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	187.00	500	Dec-13	Jul-40	58.96	IPCA
	Trindade – Xavantes	Furnas (49%)	37.00	230	Dec-13
	Trindade – Carajás	Furnas (49%)	30.00	230	ou/13
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	252	500	Jun-14	Jul-40
	Viana 2 – Viana	Furnas (49%)	8	345			35.13	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SE Curvelo	Furnas (49%)	45.00	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SS Celg de Catalão	Furnas (49,4737%)	32.00	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	57.20	IPCA
	Quirinópolis - TPP Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - TPP Boavista		16.50	138	May-11	Jun-25
	Chapadão – Jataí		138.05	230	Dec-12	Apr-39
	Jataí – Mineiros		61.40	138	Dec-12	Jun-25
	Jataí - TPP Jataí		51.56	138	Dec-12	Jun-25
	Jataí - TPP Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.20	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - TPP Tropical Bionenergia I		49.00	138	May/13	Jun-25
Companhia Transirapé de Transmissão (2)	Irapé – Araçuaí	Holding (24,5%)	65	230	May-07	Mar-37	34.54	IGPM
	Montes Claros – Irapé	Holding (24%)	138	345	Dec-05	Dec-35	42.54	IGPM
	Itutinga – Juiz de Fora	Holding (25%)	140	345	Feb-07	Feb-37	26.37	IGPM
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	Furnas (99%)	100.00	230	Sep-17	Sep-39	12.34	IPCA
	Niquelândia - Barro Alto	Furnas (99%)	89.00	230	May-16	Nov-39
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.10	500	May-16	May-43	131.37	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69.00	230	Sep-16	May-44	4.09	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14.00	345	May-16	Oct-43	36.73	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.50	230	May-17	Oct-43		IPCA
	Luziânia - Brasília Leste (C1)	Furnas (39%)	67.00	500	Feb-18	Oct-43		IPCA
	Luziânia - Brasília Leste (C2)	Furnas (39%)	67.00	500	Feb-18	Oct-43		IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.50	500	Dec-16	Aug-43	40.43	IPCA
Madeira Energia AS (3)	TL Usina a SE elevadora	Furnas (43,06%)	10.00	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092.00	800	Dec-17	Jun-44	588.95	-
Empresa de Energia São Manoel S.A.	TL SS São Manoel - SE Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)	-
Teles Pires Participações S.A.	TL HPP Teles Pires - Collecting SS Norte	Furnas (24,5)	7.50	500	Jun-11	Jun-46	(1)	IPCA
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Holding (27,42%)*	188.00	230	Jul-05	Dec-32	37.28	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Holding (75%)*	120	525	Jul-06	Mar-35	32.40	IGPM

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (100%)*	187	525	Feb-14	May-42	15.01	IPCA
	Itá – Nova Santa Rita	Eletrosul (100%)*	307	525	Aug-14		24.09	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (100%)*	126	230	Dec-14		5.85	IPCA
	Camaquã 3 - Povo Novo - Quinta	Eletrosul (100%)*	168	230	Dec-14		6.81	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.29	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		29.88
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.53
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Switching TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	2	138	May-16	Jan-44	***	IPCA
	TL Foz do Chapecó - Pinhalzinho 2 (C1)	Eletrosul (51%)*	36	230	Feb-18	Jan-44	1.41	IPCA
* According to Aneel Resolution nº 2,258 / 2017.
** On June 4, 2018, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
*** AAR included in SS Santa Maria 3.
(1) There is no AAR because equipments are of the generating plant restricted interest.

(2) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents, according to the case. Auction expected to be held in the second half of 2018.

(3) On 08/28/2018, the shareholders approved the capital increase of the company and paid for this increase. On 10/2/2018, FURNAS subscribed the portion of the unsubscribed subscriptions by CEMIG and SAAG. The amount subscribed increased its shareholding to 41.54%. Furnas made financial contributions to MESA, due to the approval of the SPE Extraordinary General Meeting (10/03/2018), which increased the subscribed capital by R$ 300 million. Odebrecht Energia do Brasil and Caixa FIP Amazônia did not subscribe and the shareholding of Furnas increased to 42.46%. A new capital increase was approved at the Extraordinary Shareholders 'Meeting held on November 29, 2011 and after Furnas' contribution, its shareholding increased to 43.06%.

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 12.31.18 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Switching SS Cuiabá	Holding (49%)	n/a	Aug-05	Feb-34	3.50	1.57%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Holding (49,71%)	300 100	Sep-09	Mar-38	6.78	IPCA
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Holding (30%)	150 1800	Mar-13	Oct-38	177.76	2.86%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Holding (49%)	750	Nov-11	Nov-39	*	2.86%
Belo Monte Transmissora de Energia S/A - BMTE	Converting SS Xingu Converting SS Estreito	Eletronorte (24,5%) Furnas (24,5%)	4000 3850	Dec-17	Jun-44	(3)	-
Interligação Elétrica do Madeira S.A.	Rectifier Substation CA/CC from 500 kV to +/- 600 kV; Rectifier Substation CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3832 3632	May-14	Feb-39	260	2.86%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3600 450	Oct-13	Jul-40	27.04	1.03%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	Nov/15 Dec/15	Dec-41	*	1.03%
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	Oct/14 Oct/14 May/15	Oct-41	16.20	2.86%
Luziânia Niquelândia Transmissora S.A. (1)	SS Luziânia	Holding (49%)	450	Jun-14	May-42	**	IPCA
Luziânia Niquelândia Transmissora S.A. (1)	SS Niquelândia	Holding (49%)	30	Aug-15	May-42	**	IPCA
Caldas Novas Transmissão S.A. (2)	Expansion of SS Corumbá	Furnas (49,9%)	150	Jul-13	Jun-41	4.74	IPCA
Baguari Energia S.A.	SS of Baguari Plant	Furnas (15%)	155.6	Aug-06	Aug-41	(3)	-
Enerpeixe S.A.	SS of Peixe Angical Plant	Furnas (40%)	525	Nov-01	Nov-36	(3)	-
Teles Pires Participações S.A.	SS HPP Teles Pires (5)	Furnas (24,5%)	-	Jun-11	Jun-46	(3)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(4)	-
Madeira Energia S.A.	SS of Santo Antônio Plant	Furnas (43,06%)	3630	Aug-07	Jun-43	(3)	-
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(4)	-
Retiro Baixo Energética S.A.	SS of Retiro Baixo Plant	Furnas (49%)	100	Aug-06	Aug-41	(3)	-
Serra do Facão Energia S.A.	SS of Serra do Facão Plant	Furnas (49,5%)	236.4	Nov-01	Nov-36	(3)	-
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(4)	-
	Jataí		450	Dec-12	Jun-25	(4)	-
	Mineiros		0	Dec-12	Jun-25	(4)	-
	Morro Vermelho		0	Dec-12	Jun-25	(4)	-
	Quirinópolis		225	Apr-11	Jun-25	(4)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	20.37	-

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Interligação Elétrica do Madeira S.A.	Rectifier station CA/CC from 500 kV to +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	(4)	-
	Converting station CC/CA from +/- 600 kV to 500 kV		3632	May-14	Feb-39	(4)
Companhia Transleste de Transmissão (1)	SS Irapé	Holding (24%)	n/a	Dec-05	Dec-35	(4)	-
Companhia Transirapé de Transmissão (1)	SS Araçuaí 2	Holding (24,5%)	2 x 225	May-07	May-37	(4)	-
	SS Irapé	Holding (24,5%)	2 x 225	May-07	May-37	-	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	-	Dec-16	Aug-43	-	-
	SS Assis		-	Dec-16	Aug-43	-	-
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste 500/138 kV	Furnas (39%)	1260	Feb-18	Oct-43	588.95	IPCA
Empresa de Energia São Manoel S.A.	SS of São Manoel Plant SS Paranaíta	Furnas (33,33%)	-	Dec-17	Apr-49	(3)	-
Etau (6)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line input; Expansion Lagoa Vermelha 2 230/138KV	Holding (27,42%)	150 - - 150	Apr/05 Jul/05 Jul/05 Oct/16	Dec-32	10.72013315	IGPM
Transmissora Sul Brasileira de Energia – TSBE	SS Expansion 525 KV Salto Santiago; SS Expansion 525 kV Itá SS Expansion 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; SS Expansion 230 kV Quinta	Eletrosul (100%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May-42	11,55**	IPCA
Transmissora Sul Litorânea de Energia - TSLE	SS Expansion 525 Kv Povo Novo; Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - synchronous compensator ±200 Mvar; SS Expansion Nova Santa Rita 525kV.	Eletrosul (51%)	672 672 75 - -	Jan/18 Dec/14 Dec/14 Dec/14 Apr/15	Aug-42	61,06**	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Substation Pinhalzinho 2 SS Expansion Santa Maria 3, 230/138 kV SS Expansion Foz do Chapecó (conection of TL Pin2-Foz Chap. C2)	Eletrosul (51%)	450 166	Feb/18 May/2016 Feb/18	Jan-44	10,37**	IPCA

(1) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents, according to the case. Auction expected to be held in the second half of 2018.

(2) This venture is an expansion of SS Corumbá.
(3) There is no AAR because equipments are of the generating plant restricted interest.
(4) Remuneration is included in the AAR of the TL.
(5) SS with no transformation capacity (Transmission line switching only)

(6) Line entries and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. On June 4, 2018, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

(*) The amount of the active AAR of the Substations is informed together with the Transmission Line.
(**) According to Aneel Resolution nº 2,408 / 2018 of 06/28/2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)									Other Creditors (b)									Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	2025	After 2025	2018	2019	2020	2021	2022	2023	2024	2025	After 2025
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	-	119.46	360.68	364.24	367.83	371.45	375.11	378.82	N/A	-	21.84	44.89	56.44	68.56	79.39	92.11	102.46	N/A	5,465.27
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	-	34.38	34.38	34.38	34.38	34.38	34.38	34.38	71.62	-	-	-	-	-	-	-	-	-	590.18
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Manaus Transmissora de Energia S.A.(2)	Holding (49,5%)	-	34.47	32.35	32.35	32.35	32.35	32.35	N/A	N/A	-	41.44	36.51	38.11	38.11	38.11	38.11	N/A	N/A	588.31
Transmissora Matogrossense de Energia S.A. (2)	Holding (49%)	-	6.58	6.41	6.41	6.41	6.41	6.41	N/A	N/A	-	6.64	61.54	61.54	61.54	61.54	61.54	N/A	N/A	352.97
Brasventos Eolo Geradora de Energia S.A. (2)	Holding (49%)	-	16.54	15.81	15.08	14.34	13.61	12.88	N/A	N/A	-	-	-	-	-	-	-	N/A	N/A	77.26
Brasventos Miassaba 3 Geradora de Energia S.A. (2)	Holding (49%)	-	16.59	15.84	15.08	14.33	13.58	12.82	N/A	N/A	-	-	-	-	-	-	-	NA	N/A	88.24
																		-
Rei dos Ventos 3 Geradora de Energia S.A. (2)	Holding (49%)	-	17.44	16.66	15.89	15.12	14.34	13.57	N/A	N/A	-	-	-	-	-	-	-	-	-	81.43
Norte Energia S.A.(*)	Eletronorte (19,98%)	-	1,289.58	1,494.86	1,505.80	1,516.89	1,528.03	1,539.34	1,550.70	5,832.89	-	979.32	1,157.46	1,168.28	1,179.24	1,190.26	1,201.46	1,212.69	3,483.05	78,951.76
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A. (2)	Eletronorte (24,5%)	-	100.06	80.93	23.71	25.81	28.10	30.60	30.60	777.37	-	6.21	0.62	2.32	5.81	9.46	13.81	13.81	196.56	2,585.29
	Chesf (24,5%)

Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-		-	-	23.71	18.25	13.49	14.37	6.97	-	-	-	76.79
Interligação Elétrica do Madeira S.A.		-	233.39	223.95	212.76	198.39	164.92	156.15	632.08	-	-	106.70	122.68	127.81	132.99	132.33	137.50	433.77	N/A	4,603.70
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	-	33.43	32.79	32.79	32.79	28.03	18.50	18.50	55.51	-	-	-	-	-	-	-	-	-	252.35

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-		-	-	4.00	5.00	6.00	7.00	8.00	10.00	10.00	108.00	158.00
ESBR Participações S.A.	Chesf (20%)	-	353.73	354.73	355.73	356.73	357.73	358.73	346.55	2,950.15	-	352.91	352.91	352.91	352.91	352.91	352.91	352.91	3,003.77	16,029.38
	Eletrosul (20%)
São Pedro do Lago S.A.	Holding (49%)	-	5.27	5.27	5.27	5.27	5.27	5.27	N/A	N/A	-	-	-	-	-	-	-	-	-	31.63
Pedra Branca S.A.	Holding (49%)	-	5.04	5.04	5.04	5.04	5.04	5.04	N/A	N/A	-	-	-	-	-	-	-	-	-	30.22
Sete Gameleiras S.A.	Holding (49%)	-	5.21	5.21	5.21	5.21	5.21	5.21	N/A	N/A	-	-	-	-	-	-	-	-	-	31.28
Baraúnas I Energética S.A.	Holding (49%)	-	5.20	4.99	4.99	4.99	4.99	4.99	4.99	31.21	-	-	-	-	-	-	-	-	-	66.35
Morro Branco I Energética S.A.	Holding (49%)	-	5.44	5.23	5.23	5.23	5.23	5.23	5.23	32.72	-	-	-	-	-	-	-	-	-	69.56
Mussambê Energética S.A.	Holding (49%)	-	4.74	4.56	4.56	4.56	4.56	4.56	4.56	28.49	-	-	-	-	-	-	-		-	60.58
Chapada do Piauí I Holding (3)	Holding (49%)	-	23.54	25.82	28.28	30.94	33.78	36.91	N/A	N/A	-	0.09	0.43	0.26	0.09	6.07	8.68	N/A	N/A	194.89
Chapada do Piauí II Holding (4)	Holding (49%)	-	36.96	37.26	37.56	37.86	38.14	38.43	N/A	N/A	-	-	-	-	-	-	-	-	-	226.21
Eólica Serra das Vacas I S.A.	Holding (49%)	-	70.35	67.39	64.19	60.71	56.93	52.84	N/A	N/A	-	-	-	-	-	-	-	-	-	372.41
Eólica Serra das Vacas II S.A.	Holding (49%)	-	63.66	60.98	58.08	54.93	51.52	47.81	N/A	N/A	-	-	-	-	-	-	-	-	-	336.98
Eólica Serra das Vacas III S.A.	Holding (49%)	-	63.66	60.98	58.08	54.93	51.52	47.81	N/A	N/A	-	-	-	-	-	-	-	-	-	336.98
Eólica Serra das Vacas IV S.A.	Holding (49%)	-	63.66	60.98	58.08	54.93	51.52	47.81	N/A	N/A	-	-	-	-	-	-	-	-	-	336.98
Vamcruz I	Holding (49%)	-	39.02	38.69	37.51	36.24	34.96	33.64	32.38	199.32	-	-	-	-	-	-	-	-	-	451.77
Baraúnas II Energética S.A.	Holding (1,6%)	-	2.08	3.44	3.44	3.44	3.44	3.44	3.44	23.76	-	1.87	1.69	1.80	1.80	1.69	0.93	0.93	0.12	57.28
Banda de Couro Energética S.A	Holding (1,8%)	-	2.85	4.77	4.77	4.77	4.77	4.77	4.77	32.99	-	2.36	1.93	2.10	1.93	1.58	2.10	2.10	3.49	82.05
Extremoz Transmissora do Nordeste –ETN S.A.	Chesf (100%)	-	-	-	-	-	-	-		-	-	8.02	8.12	9.13	12.01	15.90	17.03	17.03	74.40	161.64
Foz do Chapecó	Furnas (40%)	-	228.94	217.86	206.49	195.12	183.74	172.56	160.89	N/A	-	-	-	-	-	-	-	-	-	1,365.61
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	-		227.51	226.25	149.01	141.01	130.99	-	-	N/A	874.78
Santo Antônio	Furnas (39%)	-	321,397.94	572,249.29	771,500.67	1,400,218.66	1,258,106.39	2,035,859.01	1,500,781.67	-	-	282,915.80	379,208.46	461,462.38	620,092.89	782,348.22	762,931.85	-	-	11,149,073.23
Teles Pires	Furnas (24,5%)	-	312.80	347.12	339.00	330.10	321.03	311.72	303.01	N/A	-	102.77	102.29	108.98	111.31	108.31	102.47	98.48	N/A	7,542,248.44
	Eletrosul (24,72%)
Centroeste de Minas	Holding (49%)	-	3,063.28	2,983.64	3,017.60	3,086.74	1,043.77	-	-	-	-	-	-	-	-	-	-	-	-	13,195.03
Serra do Facão	Furnas (49,5%)	-	68.45	66.10	63.64	60.03	56.42	52.81	49.25	N/A	-	-	-	-	-	-	-	-	-	416.70

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

Retiro Baixo	Furnas (49%)	-	22.33	21.29	20.34	19.56	18.68	17.84	17.03	N/A	-	-	-	-	-	-	-	-	-	137.07
Goiás Transmissão	Furnas (49%)	-	18.50	17.26	16.45	15.61	14.78	13.95	13.14	N/A	-	9.90	13.58	13.12	12.61	10.84	10.46	10.10	N/A	190.30
MGE Transmissão	Furnas (49%)	-	15.55	14.33	13.64	12.93	12.23	11.53	10.83	-	-	-	-	-	-	-	-	-	-	91.04
Transenergia São Paulo	Furnas (49%)	-	7.59	7.24	6.93	6.60	6.28	5.95	5.62	-	-	-	-	-	-	-	-	-	-	46.20
Transenergia Renovável	Furnas (49%)	-	20.38	19.47	18.22	16.85	15.90	14.95	14.01	N/A	-	-	-	-	-	-	-	-	-	119.77
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	27.17	27.17	27.17	27.17	27.17	27.17	-	N/A	163.03
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-		-	-	25.63	25.63	25.63	25.63	25.63	25.63	-	N/A	153.77
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	68.34	137.41	138.23	139.22	140.22	141.36	142.25	N/A	-	-	-	-	-	-	-	-	N/A	907.04
Companhia Transirapé de Transmissão S.A.	Holding (24,5%)	-	622.00	485.00	485.00	485.00	485.00	N/A	N/A	N/A	-	7,939.00	14,050.00	12,980.00	10,064.00	2,803.00	N/A	N/A	N/A	50,398.00
Companhia Transleste de Transmissão S.A.	Holding (24,5%)	-	-	-	-	-	-	N/A	N/A	N/A	-	16,393.00	17,805.00	17,567.00	13,969.00	3,238.00	N/A	N/A	N/A	68,972.00
Companhia Transudeste de Transmissão S.A.	Holding (25%)	-	-	-	-	-	-	N/A	N/A	N/A	-	12,209.00	12,173.00	12,173.00	9,130.00	-	N/A	N/A	N/A	45,685.00
São Manoel	Furnas (33,33%)	-	204.15	227.65	233.16	234.09	-	-	-	N/A	-	-	-	-	-	-	-		-	899.05
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	-	72.90	73.62	74.65	75.16	75.69	76.23	76.80	N/A	-	12.69	12.87	15.65	15.01	15.75	20.92	26.09	N/A	644.04
Caldas Novas Transmissão S.A.	Furnas (49%)	-	2.10	2.00	1.91	1.83	1.74	1.53	1.06	N/A	-	-	-	-	-	-	-	-	N/A	12.17
Luziânia Transmissora de Energia S.A.	Holding (49%)	-	-	-	-	-	-	-		-	-	5.64	5.21	5.02	4.83	2.68	2.56	N/A	N/A	25.94
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Holding (75%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	-	40.76	40.76	40.76	40.76	40.76	40.76	40.76	129.07	-	14.52	14.52	14.52	14.52	14.52	14.52	14.52	51.27	567.26
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	-	20.67	20.67	20.67	20.67	20.67	20.67	20.67	44.10	-	2.28	4.79	6.76	8.45	9.02	10.14	11.58	61.31	303.14
Santa Vitória do Palmar Holding S.A. (5)	Holding (78%)	-	16.98	18.29	20.26	22.44	24.85	27.52	N/A	N/A	-	8.29	9.15	10.13	11.22	12.43	13.77	N/A	N/A	195.32
Livramento Holding S.A.	Eletrosul (59%)	-	3.57	3.40	3.40	3.40	3.40	3.40	3.40	15.31	-	-	-	-	-	-	-	-	-	39.29
Chuí Holding S.A. (5)	Holding (78%)	-	26.29	24.86	24.86	24.86	24.86	24.86	N/A	N/A	-	-	-	-	-	-	-	-	-	150.60
Fronteira Oeste Transmissora de Energia**	Eletrosul (51%)	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-
Chuí IX (6)	Holding (99,99%)	-	4.74	4.53	4.33	4.13	3.92	3.72	N/A	N/A	-	2.08	1.99	1.90	1.81	1.72	1.63	N/A	N/A	36.48
Hermenegildo I (6)	Holding (99,99%)	-	16.45	15.74	15.03	14.32	13.61	12.90	N/A	N/A	-	7.21	6.90	6.59	6.28	5.97	5.65	N/A	N/A	126.64
Hermenegildo II (6)	Holding (99,99%)	-	16.45	15.74	15.03	14.32	13.62	12.91	N/A	N/A	-	7.21	6.90	6.59	6.28	5.97	5.66	N/A	N/A	126.66
Hermenegildo III (6)	Holding (99,99%)	-	14.02	13.41	12.81	12.20	11.60	11.00	N/A	N/A	-	6.14	5.88	5.61	5.35	5.08	4.82	N/A	N/A	107.91
Empresa de Transmissão do Alto Uruguai S.A.	Holding (51%)		4,609.28	5,611.15	5,837.11	3,424.23	2,282.82	-	-	-	-	10,050.64	-	-	-	-	-	-	-	31,815.22
Paraíso Transmissora de Energia S.A.**	Eletrosul (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Etau	Holding (27,42%)	-	4,609.00	5,611.00	5,837.00	3,424.00	2,283.00	-	-	-	-	10,051.00	-	-	-	-	-	-	-	31,815.00
Mangue Seco 2	Holding (49%)	-	-	-	-	-	-	-	N/A	N/A		65.09	61.77	58.13	54.15	49.80	45.06	N/A	N/A	333.99
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) Transferred to Eletrobras in 12/18/2018.
(3) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(4) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

(5) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A. On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

(6) On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*) Balance to be paid after 2017: R$ 6.166,94 millions.
(**) No loans and financing on the reference date 12.31.2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)									Other Creditors (2)									Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	2025	After 2025	2018	2019	2020	2021	2022	2023	2024	2025	After 2025
Eletronorte	-	166.36	147.93	151.39	155.05	158.94	141.75	101.06	329.47	-	260.01	285.08	287.57	290.57	291.95	251.32	300.74	422.70	3,741.89
Chesf	-	330.01	42.44	-	-	-	-	-	-	-	320.83	188.60	173.98	128.54	119.91	70.69	70.69	153.86	1,599.55
Furnas	-	518.00	485.00	509.00	352.00	242.00	121.00	120.00	598.00	-	1,553.00	1,035.00	618.00	582.00	1,156.00	171.00	174.00	471.00	8,705.00
Eletronuclear	-	122.2	119.1	125.6	129.1	137.4	148.0	159.4	2,632.6	-	101.19	92.19	98.36	104.95	111.98	119.48	127.48	2,535.84	3,573.46
Eletrosul (1)	-	51.63	56.67	56.67	58.17	59.68	59.68	59.68	436.84	-	292.72	371.76	438.68	156.52	121.23	93.45	93.45	212.41	2,619.24
CGTEE	-	1,074,168	426,170	331,913	290,148	254,875	237,967	210,191	502,400	-	-	-	-	-	-	-	-	-	3,327,832.00
Amazonas GT (2)	-	1,200.90	299.90	299.50	184.50	160.60	134.30	22.40	-	-	-	-	-	-	-	-	-	-	2,302.10
Itaipu Binacional	-	-	641.44	684.80	99.37	24.84	-	-	-	-	-	1,089.67	1,163.49	1,239.69	448.15	-	-	-	5,391.43
ED Acre*	-	117.83	63.79	50.12	37.11	27.62	16.89	16.89	-	-	-	-	-	-	-	-	-	-	330.25
ED Alagoas	-	-	225.00	66.00	441.00	422.00	416.00	308.00	-	-	-	-	-	134.00	134.00	134.00	-	-	2,280.00
ED Amazonas Energia	-	974.90	801.70	801.70	160.30	160.30	2.10	-	-	-	566.10	236.50	236.50	-	-	-	-	-	3,940.10
ED Piauí*	-	567.19	300.79	298.61	137.02	107.25	72.59	-	-	-	121.15	159.48	159.48	5.19	5.19	5.19	-	-	1,939.13
ED Rondônia*	-	244.95	287.43	245.11	170.79	86.48	57.48	-		-	40.30	96.72	96.72	56.42	-	-	-	-	1,382.38
ED Roraima*	-	-	-	-	-	-	-	-	-	-	97.45	110.00	108.08	59.19	25.89	2.74	-	-	403.35
(1) It includes FIDC.
(2) It includes promissory notes

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

DFR - Investor Relations Superintendence
Market Letter - Annex III - 4Q18
Operating Information of the Subsidiaries

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)									Other Creditors (2)									Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	2025	After 2025	2018	2019	2020	2021	2022	2023	2024	2025	After 2025
Eletronorte	-	166.36	147.93	151.39	155.05	158.94	141.75	101.06	329.47	-	260.01	285.08	287.57	290.57	291.95	251.32	300.74	422.70	3,741.89
Chesf	-	330.01	42.44	-	-	-	-	-	-	-	320.83	188.60	173.98	128.54	119.91	70.69	70.69	153.86	1,599.55
Furnas	-	518.00	485.00	509.00	352.00	242.00	121.00	120.00	598.00	-	1,553.00	1,035.00	618.00	582.00	1,156.00	171.00	174.00	471.00	8,705.00
Eletronuclear	-	122.2	119.1	125.6	129.1	137.4	148.0	159.4	2,632.6	-	101.19	92.19	98.36	104.95	111.98	119.48	127.48	2,535.84	3,573.46
Eletrosul (1)	-	51.63	56.67	56.67	58.17	59.68	59.68	59.68	436.84	-	292.72	371.76	438.68	156.52	121.23	93.45	93.45	212.41	2,619.24
CGTEE	-	1,074,168	426,170	331,913	290,148	254,875	237,967	210,191	502,400	-	-	-	-	-	-	-	-	-	3,327,832.00
Amazonas GT (2)	-	1,200.90	299.90	299.50	184.50	160.60	134.30	22.40	-	-	-	-	-	-	-	-	-	-	2,302.10
Itaipu Binacional	-	-	641.44	684.80	99.37	24.84	-	-	-	-	-	1,089.67	1,163.49	1,239.69	448.15	-	-	-	5,391.43
ED Acre*	-	117.83	63.79	50.12	37.11	27.62	16.89	16.89	-	-	-	-	-	-	-	-	-	-	330.25
ED Alagoas	-	-	225.00	66.00	441.00	422.00	416.00	308.00	-	-	-	-	-	134.00	134.00	134.00	-	-	2,280.00
ED Amazonas Energia	-	974.90	801.70	801.70	160.30	160.30	2.10	-	-	-	566.10	236.50	236.50	-	-	-	-	-	3,940.10
ED Piauí*	-	567.19	300.79	298.61	137.02	107.25	72.59	-	-	-	121.15	159.48	159.48	5.19	5.19	5.19	-	-	1,939.13
ED Rondônia*	-	244.95	287.43	245.11	170.79	86.48	57.48	-		-	40.30	96.72	96.72	56.42	-	-	-	-	1,382.38
ED Roraima*	-	-	-	-	-	-	-	-	-	-	97.45	110.00	108.08	59.19	25.89	2.74	-	-	403.35
(1) It includes FIDC.
(2) It includes promissory notes

* The companies Eletroacre, Cepisa, Ceron and Boa Vista Energia, were auctioned in 2018 and the new controller already took their transfer controls. Amazonas Energia and Ceal were auctioned in 2018 too, but the transfer of their respective controls has not yet occurred and in 4Q18 they were consolidated in the financial statements of Eletrobras. For this reason, the operating data of the companies Eletroacre, Cepisa, Ceron and Boa Vista Energia have the base date of 09/30/2018 and the companies Amazonas Energia and Ceal are up to 12/31/2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.